As filed with the Securities and Exchange Commission on July 11, 2007

Registration No. 333-142930

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Akrion, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3559	20-1525511
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6330 Hedgewood Drive, Suite 150

Allentown, Pennsylvania 18106

(610) 391-9200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James S. Molinaro

Chief Executive Officer

Akrion, Inc.

6330 Hedgewood Drive, Suite 150

Allentown, Pennsylvania 18106

(610) 391-9200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard J. Busis, Esq. Scott E. Brucker, Esq. Cozen O’Connor 1900 Market Street Philadelphia, Pennsylvania 19103 (215) 665-2000	Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 937-7200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 11, 2007

            Shares

Akrion, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “AKRI.”

The underwriters have an option to purchase a maximum of              additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Akrion
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about             , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

Thomas Weisel Partners LLC

The date of this prospectus is                     , 2007.

AKrion

Surface Preparation Solutions

Goldfinger® Velocity
Single-Wafer System

GAMA® Series
Batch-Immersion System

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                         , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the section entitled “Risk Factors” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus, before making an investment in our common stock.

Akrion, Inc.

We design, manufacture, install and service advanced surface preparation systems used in the manufacture of semiconductor devices. Our systems are used in numerous steps during the semiconductor manufacturing process to remove contaminants from the surface of the silicon wafers on which semiconductor devices are built. If these contaminants are not removed without damaging the devices being made, some or all of the devices on the wafer could be rendered inoperable.

Our systems are used in yield-critical surface preparation process steps in the manufacture of a wide variety of semiconductor devices, including logic devices, analog devices, flash memory, dynamic random access memory, or DRAM, and micro-electro mechanical systems, or MEMS. In addition, our systems are used to clean bare silicon and test wafers as well as photomasks used in the production of semiconductor devices. We are able to address a wide variety of surface preparation applications in a number of market segments because we offer both single-wafer and batch-immersion systems that can be configured, as needed, with proprietary megasonics, spray and drying technologies. Our single-wafer systems process one wafer at a time in each process chamber, while our batch-immersion systems simultaneously process 25 to 100 wafers in each process chamber.

Our customers include semiconductor device manufacturers, consisting of integrated device manufacturers and foundries, specialized wafer manufacturers and photomask manufacturers. These customers include Samsung Electronics Co. Ltd., STMicroelectronics N.V., National Semiconductor Corporation, Silterra Manufacturing, Inc., Kinik, Inc. and Micron Technology, Inc. As of March 31, 2007, almost 500 of our systems were installed at more than 80 semiconductor fabrication sites worldwide. In addition, as a result of our October 2006 acquisition of SCP Global Technologies, Inc., we provide upgrades, spare parts and service for an installed base of over 1,000 systems manufactured and sold by SCP and its predecessors.

Our Industry Opportunity

Growth in the semiconductor industry has been driven by global demand for semiconductor devices used in a broad range of electronic products. The market for equipment used in the manufacture of semiconductor devices is driven by the needs of semiconductor device manufacturers either to add manufacturing capacity to meet growing semiconductor demand or to invest in advanced manufacturing capabilities that utilize technological innovations to enhance device performance.

The continuing evolution of the semiconductor industry towards smaller and more complex devices makes the removal of contaminants from wafers being processed more difficult and increases the risk that these contaminants will create critical defects on the devices being made. In addition, new materials used in the manufacture of advanced semiconductor devices are increasingly susceptible to damage by conventional surface preparation methods. Defects in and damage to devices have the direct effect of reducing manufacturing yields and, therefore, the profitability of semiconductor device manufacturers. Furthermore, as manufacturers use larger wafers so that more devices are created from each wafer, the economic impact of critical defects and damage rises significantly. As a result of these trends, surface preparation is becoming increasingly important to device manufacturers and more technology intensive than it has been in the past. In many cases, new chemicals are needed, different means of chemical application and drying are required and physical contact must be avoided. Many device manufacturers continue to have an unmet need for greater cleaning process control, selectivity, repeatability and efficiency while minimizing physical damage to and cross-contamination of the wafers they are processing.

Gartner Dataquest, an independent technology research firm, forecasts that the semiconductor wafer fabrication equipment market will increase from $26.0 billion in 2005 to $38.9 billion in 2011, representing a compound annual growth rate of 7.0%. Our products serve the surface preparation market, primarily the segments of the semiconductor wafer fabrication equipment market defined by Gartner as single-wafer processors and auto wet stations. Gartner forecasts that these two wet cleaning markets will increase from an aggregate of $1.5 billion in 2005 to $1.9 billion in 2011, representing a 4.3% compound annual growth rate. The single-wafer processor market alone is forecast by Gartner to increase from $0.5 billion in 2005 to $1.0 billion in 2011, representing a 10.1% compound annual growth rate.

Our Solution

Key attributes of our solution that we believe enable our customers to address the growing challenges in surface preparation include:

Technology leadership. We design our systems to remove particles without damage-causing physical contact and, when appropriate, to selectively remove other unwanted materials without using aggressive chemistries that may impair the integrity of fragile materials. We believe that this ability is enabled by our use of patented single-wafer and batch-immersion megasonics technology, patent pending JetStream Nano spray technology and proprietary Sahara Dry technology, which confer important competitive advantages.

Technical solutions for a variety of process steps. We offer both single-wafer and batch-immersion systems that can be configured to address substantially all of the wet cleaning steps in semiconductor device manufacturing, which can include up to 100 wet cleaning steps for the most advanced devices.

Flexible product design. Our products are modular so that they can be configured for a wide variety of surface preparation applications in a number of semiconductor market segments and for 300mm or 200mm wafers without complex redesigns or modifications. This flexibility helps our customers delay equipment obsolescence and provides them with economical upgrade paths.

Higher return on investment. We believe that our products deliver productivity and cost of ownership benefits that address our customers’ focus on return on investment by improving device yield, increasing throughput and reducing process cycle times, offering a small footprint for certain systems, reducing consumables costs and consumable disposal expenses and being available in a range of capacity and technology options.

Highly reliable and repeatable systems. We believe that the reliability of our systems reduces system maintenance costs and enables better equipment utilization. In addition, our use of advanced computational tools and our process know-how and other technologies enable high repeatability, which is important from a yield perspective as processes must be tightly calibrated for effective cleaning.

Our Strategy

Our objective is to be the leading supplier of surface preparation systems. Key elements of our strategy to achieve this objective include:

Expand relationships with existing customers. We believe that we have significant opportunities to supply additional systems to our existing customers for process steps for which they currently use our products as they expand capacity. We also believe we are well-positioned to accelerate our sales of systems for additional process steps to these customers, particularly if we continue to deliver them high-quality products and services.

Develop relationships with new customers. Because our technology is applicable to a wide variety of surface preparation applications in a number of market segments, we are focused on expanding our revenue base by developing relationships with semiconductor device manufacturers that have not previously purchased surface preparation systems from us. In particular, our recent acquisition of SCP gives us access to a significant number of potential new customers for our systems.

Expand our addressable markets. We believe that we have many opportunities to expand the addressable markets for our surface preparation systems and technologies, including by selling our wet cleaning systems as a replacement for systems used in certain process steps not currently addressed by wet cleaning systems and by selling subsystems based on our wet cleaning technologies to other wafer fabrication equipment manufacturers.

Expand our technology leadership. As technological leadership and differentiation become increasingly important to success in the wet cleaning market, we intend to continue to develop new technologies and ways to extend our existing technologies to gain market share from competitors whose products are unable to meet the emerging challenges in wet cleaning.

Continue to diversify our revenue base. We believe that our market diversification helps insulate us from fluctuations in demand in any particular semiconductor market segment. We expect to continue serving such diverse markets and to find additional sources of revenue in new market segments that value our core process expertise and intellectual property.

Pursue additional selective acquisitions. Our acquisitions have given us the opportunity to expand our technologies, enter new markets, enhance the value we provide to our customers and otherwise strengthen our relationships with existing and potential new customers. We intend to continue to selectively pursue acquisition opportunities that we believe will enable us to further these goals on an attractive basis.

Focus on producing high-quality, reliable products and providing a high level of customer service and support. We intend to continue to invest in improving the quality of our products as well as our customer service efforts so that we can deliver even greater reliability and product uptime and, accordingly, greater value to our customers.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 7 of this prospectus, which you should carefully consider prior to deciding to invest in our common stock. For example:

•	we have a history of losses, and we may be unable to achieve or sustain profitability;

•	our financial performance may fluctuate from quarter to quarter and may fall below expectations in any particular fiscal quarter, which may cause our stock price to fluctuate or decline;

•	the cyclicality in the semiconductor industry and the semiconductor equipment industry has historically led to substantial variations in demand for our products and consequently our operating results;

•

we depend on purchases from a small number of customers with which we do not have long-term contracts, and the loss of these customers or the cancellation, delay or reduction of orders from these customers may harm our business;

•	if we do not continue to develop new or enhanced products that achieve market acceptance, we will not be able to compete effectively; and

•	we may be unable to protect our intellectual property, which could negatively affect our ability to compete.

Company Information

We were formed in August 1999 under the laws of the State of Delaware as a limited liability company named Akrion LLC, and in October 1999 we purchased substantially all of the assets of SubMicron Systems Corporation in a bankruptcy sale. In August 2004, we converted from a limited liability company into a corporation named Akrion, Inc. through a merger of the limited liability company into a wholly-owned subsidiary corporation. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Akrion,” “we,” “us,” “our” and similar references refer to Akrion LLC and its subsidiaries prior to August 26, 2004 and to Akrion, Inc. and its subsidiaries from and after that date.

Our principal executive offices are located at 6330 Hedgewood Drive, Suite 150, Allentown, Pennsylvania 18106. Our telephone number is (610) 391-9200. Our website address is www.akrion.com. Information contained on our website or that can be accessed through our website is not a part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus as an inactive textual reference only.

The following terms used in this prospectus are our trademarks: GAMA®, Goldfinger®, Velocity ™, i-Clean™, JetStream Nano™ and Sahara Dry™.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use $25 million of the net proceeds from this offering for working capital and other general corporate purposes and for possible acquisitions of complementary product lines, technologies or businesses. We intend to use the remaining net proceeds to repay outstanding debt, including debt payable to our principal stockholder, and to pay other obligations. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	AKRI

Risk factors	You should read “Risk Factors” and other information included elsewhere in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 8,532,729 shares outstanding as of May 31, 2007, assumes the conversion of the convertible note issued to Piper Holdings into 422,535 shares of our common stock and the conversion of $             million of debt payable to Sunrise Capital Partners, L.P., our principal stockholder, into              shares of our common stock at an assumed initial public offering price of $     per share, which is the midpoint of the price range listed on the cover page of this prospectus, and excludes:

•	1,111,177 shares of our common stock issuable upon the exercise of options outstanding as of May 31, 2007 at a weighted average exercise price of $7.28 per share;

•	359,628 shares of our common stock issuable upon the exercise of warrants outstanding as of May 31, 2007 at a weighted average exercise price of $8.09 per share; and

•	388,823 shares of our common stock reserved for future issuance under our stock incentive plan as of May 31, 2007.

Unless otherwise indicated, the information in this prospectus gives effect to:

•	the conversion of all outstanding limited liability company membership interests into shares of our common stock when we converted into a corporation in August 2004; and

•	a 1-for-10 reverse split of our common stock that was effective August 2, 2005.

In addition, unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of our common stock.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands, except per share amounts)
Consolidated statement of operations data:
Revenue	$63,445	$71,644	$80,158	$16,217	$25,147
Cost of revenue	47,540	47,142	53,636	11,783	16,664

Gross profit	15,905	24,502	26,522	4,434	8,483

Operating expenses
Selling, general and administrative expense	14,829	13,573	14,847	3,522	4,365
Research and development expense	7,117	10,660	12,384	2,979	3,430
Special charges	3,239	—	—	—	—

Operating expenses	25,185	24,233	27,231	6,501	7,795

(Loss) income from operations	(9,280)	269	(709)	(2,067)	688
Interest expense, net	(2,024)	(6,092)	(9,963)	(1,940)	(2,946)
Other income (expense), net	5	(94)	(44)	(38)	4

Loss before income taxes	(11,299)	(5,917)	(10,716)	(4,045)	(2,254)
Provision (benefit) for income taxes	22	337	61	(62)	52

Net loss	$(11,321)	$(6,254)	$(10,777)	$(3,983)	$(2,306)

Loss per share—basic and diluted	$(6.06)	$(0.99)	$(1.26)	$(0.47)	$(0.27)

Weighted average number of shares—basic and diluted	1,868,549	6,292,537	8,532,729	8,532,729	8,532,729

The following table sets forth our summary consolidated balance sheet data on an actual basis and on an as adjusted basis to give effect to:

•

our sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses payable by us and giving effect to our use of a portion of the net proceeds from this offering to repay outstanding debt and to pay other obligations;

•	the assumed conversion of the convertible note issued to Piper Holdings into 422,535 shares of our common stock; and

•

the conversion of $             million of debt payable to Sunrise Capital into              shares of our common stock at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(in thousands) (unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$994	$
Working capital (deficit)	(6,175)
Total assets	71,529
Total debt and capital lease obligations	59,390
Total stockholders’ (deficit) equity	(23,538)

R ISK FACTORS

If you purchase shares of our common stock, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses; we may be unable to achieve or sustain profitability.

We have incurred significant losses since our inception in 1999. We incurred net losses of $2.3 million in the first three months of 2007, $10.8 million in 2006, $6.3 million in 2005 and $11.3 million in 2004. As of March 31, 2007, our accumulated deficit was $30.0 million. We expect to make significant additional expenditures to facilitate the expansion of our business, including expenditures in the areas of sales and marketing, research and development, and customer service and support. In addition, as a public company, we expect to incur legal, accounting and other expenses that are substantially higher than the expenses we incurred as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve profitability. We cannot assure you that we will become profitable in future periods as future revenues are inherently unpredictable. If we do not become profitable or if we become profitable but are unable to sustain profitability, our stock price may decline.

Our financial performance may fluctuate from quarter to quarter and may fall below expectations in any particular fiscal quarter, which may cause our stock price to fluctuate or decline.

Our financial performance is difficult to predict and may fluctuate from quarter to quarter due to a variety of factors, many of which are beyond our control. These factors include:

•	the cyclicality of the semiconductor industry and the related impact on the purchase of equipment used in the manufacture of semiconductor devices;

•

the relatively high average selling price of our systems and our dependence on a limited number of customers for a substantial portion of our revenue in any period, whereby the timing and volume of purchase orders or cancellations from our customers could significantly reduce our revenue for that period;

•	the timing of recognizing revenue as a result of revenue recognition rules, including due to the timing of shipment and acceptance of our systems;

•	our ability to sell additional systems to existing customers;

•	the length of our product sales cycle;

•	changes in our product mix, including the mix of systems, upgrades, spare parts and service;

•	changes in pricing by us or our competitors or the need to provide discounts to obtain business;

•

the timing of our product releases or upgrades or similar announcements by us or our competitors, including potential changes in customer orders in anticipation of new products or product enhancements;

•	our ability to enhance our products with new and better functionality that meet customer requirements and changing industry trends;

•	the availability of our suppliers’ capacity;

•	the lead time required to manufacture our products;

•	the difficulty of forecasting and managing our inventory and production levels;

•	the timing of investments in research and development related to new product releases or upgrades;

•	our ability to control costs, including operating expenses and the costs of the components and subassemblies used in our products;

•	costs related to the acquisition and integration of product lines, technologies or businesses;

•	costs associated with protecting our intellectual property, including defending our intellectual property against third-party claims or litigation; and

•

general economic trends, including changes in the demand for electronics or information technology or geopolitical events such as war or acts of terrorism affecting countries in which we conduct our business or in which our product components are manufactured.

Accordingly, our results of operations for any quarter may not be indicative of results for future quarters and comparing our operating results on a period-to-period basis may not be meaningful. Any variations in our quarter-to-quarter performance may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

The cyclicality in the semiconductor industry and the semiconductor equipment industry has historically led to substantial variations in demand for our products and consequently our operating results, and are likely to continue to do so.

Our business depends upon the capital spending of semiconductor manufacturers, which, in turn, depends upon the current and anticipated market demand for semiconductor devices. The semiconductor industry is highly cyclical and has historically experienced periodic downturns, either as a result of general economic changes which reduce the demand for products that incorporate semiconductor devices or because semiconductor device supply and manufacturing capacity temporarily exceeds demand for semiconductor devices. For example, although according to an April 2007 report published by Gartner Dataquest, an independent technology research firm, sales of semiconductor wafer fabrication equipment are forecast to increase between 2005 and 2011, that same report forecasts that sales will decrease slightly in 2007 and will decrease again in 2009. The timing, duration and magnitude of industry downturns as well as subsequent upturns are difficult to predict.

During industry downturns, semiconductor manufacturers often have excess manufacturing capacity and may experience reductions in profitability due to lower sales and increased pricing pressure for their products. As a result, capital spending for incremental capacity is not required and, therefore, overall spending tends to be reduced during such periods. Lower demand can also cause significant pressure on us to lower prices for our products. If downturns in the semiconductor industry cause us to experience future order cancellations, delays or reductions, or if these downturns force us to lower our prices, our business and results of operations will be materially adversely affected.

Conversely, in periods when demand for semiconductor capital equipment increases rapidly, either due to an upturn in the semiconductor industry or in order for semiconductor device manufacturers to introduce new advances in manufacturing technology, we and other semiconductor capital equipment suppliers may need to increase production quickly. This may require us or our suppliers, including our third-party contractors for subassemblies, to order additional inventory, hire additional employees and potentially expand manufacturing capacity. If we or our suppliers are unable to respond to rapid increases in demand for our products on a timely basis, or if we misjudge the timing, duration and magnitude of such increases in demand, we may lose business to our competitors or incur increased costs disproportionate to any gains in revenue, which could adversely impact our business.

We depend on purchases from a small number of customers with which we do not have long-term contracts, and the loss of these customers or the cancellation, delay or reduction of orders from these customers may harm our business.

We derive a significant portion of our revenue from the sale of products to a relatively small number of customers, which makes our relationship with each customer especially important to our business. Our five largest customers, based on sales, accounted for 73% of our revenue in the first three months of 2007, 54% in 2006, 78% in 2005 and 58% in 2004. Sales to Samsung Electronics Co. Ltd. accounted for 45% of our revenue in the first three months of 2007, 33% in 2006 and 33% in 2005.

In addition, our sales to customers are made on the basis of purchase orders, which can be cancelled or delayed by them, rather than under long-term agreements. Therefore, any customer could cease purchasing our products at any time. Because our customers typically only make major purchases periodically as they add capacity or otherwise implement technology upgrades, our significant customers have tended to change from period to period. If any significant customers cancel, delay or reduce orders, our operating results could suffer.

If we do not continue to develop new or enhanced products that achieve market acceptance, or if we fail to manage product transitions, we will not be able to compete effectively.

We operate in an industry that is subject to evolving standards, rapid technological changes and changes in customer demands. For example, the semiconductor industry continues to move towards smaller device feature sizes and production of semiconductor devices on larger wafers. Other recent industry trends include thinner device layers and the use of new materials. Changes in the semiconductor industry can lead to an increase in the market share of suppliers that are able to more quickly and effectively meet the new technological requirements of the industry and a decrease in the market share of suppliers that are unable to meet these requirements on a timely basis. As a result, we must anticipate changing industry standards and customer demands in order to continue to develop, manufacture and market new or enhanced products to maintain or increase our market share. In certain instances this will require us to extend our existing technologies to meet these changing industry standards, which may be difficult for us to do. If we do not successfully anticipate and meet changing industry needs, we may be unable to attract new customers and our existing customers may select the products of our competitors.

We expect to spend a significant amount of time and resources developing new products and enhancing existing products. These new products or product enhancements may not achieve market acceptance despite our expending significant resources to develop them. Although, historically, we have been able to obtain adequate funds to devote to research and development, there can be no assurance that we will continue to have funds available, and in sufficient quantities, for such research and development activities.

Our ability to introduce and market successfully any new or enhanced product is subject to a wide variety of challenges during the product’s development, including start-up failures and design defects that could delay introduction of a product to the marketplace. As a result, if we do not successfully develop and achieve market acceptance of new or enhanced products, we may not be able to compete effectively.

Product introductions and certain enhancements of existing products by us in future periods may also reduce demand for our existing products or could delay purchases by customers awaiting arrival of our new products. As we introduce new or enhanced products, we must successfully manage the transition from older products in order to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered in a timely manner to meet customer demand.

If we do not develop and maintain new customer relationships or expand our existing customer relationships, our ability to increase our sales will be adversely affected.

Our ability to increase our sales depends on our ability to obtain orders from new customers and to obtain additional orders from our existing customers, including orders for systems for use in additional process steps or for different types of semiconductor devices than those for which they currently use our products. Our ability to increase sales to new and existing customers depends upon a number of factors, including:

•	compatibility of our systems with existing or potential customers’ manufacturing processes and products;

•	demonstration of advantages of our products over competing products;

•	the level of customer service available to support our products;

•	customer awareness of our name and our reputation in the marketplace; and

•	the experiences our existing customers have with our products.

Obtaining orders from new customers and orders from existing customers for different process applications is difficult because many semiconductor device manufacturers select a single vendor’s system for each process step. Once these device manufacturers have selected an equipment vendor whose product becomes the process of record for that process step, they are likely to continue purchasing such equipment from that vendor and generally will not purchase equipment from other vendors because it is disruptive and costly to switch. Furthermore, some of our potential and existing customers may prefer larger, more established vendors from which they can purchase equipment for a wider variety of process steps than we offer. If we are unable to obtain new customers, if we are unable to sell additional systems to our existing customers or if our customers consolidate their equipment purchases with our competitors, our business will be harmed.

We face additional difficulties in our efforts to develop new customers outside the United States. Buying practices in some markets may favor local competitors or non-local competitors with larger presences in local economies than we have. As a result, we may be forced to partner with local companies in order to compete for business and such arrangements, if available, may negatively impact our financial performance.

Because of the significant financial resources needed to offer our products, to invest in research and development and to maintain customer service and support, we may be unable to compete with larger, better-established competitors.

The semiconductor equipment industry is highly competitive, and we face substantial competition throughout the world in each of the markets we serve. We expect this competition to intensify in the future. Our primary competitors in wet cleaning currently include DaiNippon Screen Manufacturing Co., Ltd., FSI International, Inc., SEMES Co., Ltd., Semitool, Inc., SEZ, Inc., Solid State Equipment Corporation, Inc. and Tokyo Electron Ltd. Certain other larger semiconductor capital equipment companies such as Applied Materials, Inc. and Lam Research Corporation have wet cleaning products that they are currently enhancing or developing, and they may become significant competitors in the future. In addition, a number of other semiconductor capital equipment manufacturers that do not currently compete against us in the wet cleaning market, have the resources and customer relationships necessary to enter this market and compete against us in the future.

Many of our current and potential competitors have greater financial, technical, sales and marketing, manufacturing, distribution and other resources; longer operating histories; greater name recognition; a broader offering of products; more substantial services offerings; and more extensive geographic coverage than we have. These competitors may also have the ability to offer their products at lower prices by subsidizing their losses in wet cleaning with profits from other lines of business in order to retain current or obtain new customers. In addition, many of our competitors have more extensive customer and partner relationships than we do, and may therefore be in a better position to identify and respond to market developments or changes in customer demands. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

We believe that to remain competitive, we will need significant financial resources to offer a broad range of products, expand our sales and marketing efforts to existing and new customers, invest in research and development to offer products that address emerging industry and customer needs and maintain effective customer service and support as our installed base increases. Even if we do invest significant financial resources in these efforts, we have no assurance that our efforts will be successful at increasing or maintaining our competitive position. If we are not able to compete successfully against existing or new competitors, our business, operating results and financial condition will be negatively affected.

Our sales cycle is long and unpredictable, which results in variability of our financial performance and may require us to incur high sales and marketing expenses with no assurance that a sale will result, all of which could adversely affect our profitability.

Our sales process involves educating our customers about our products, participating in extended product evaluations and configuring our products for customer-specific needs. Our customers generally take considerable time to evaluate our surface preparation systems and, as a result, the sales cycle for some of our products, which is the period from our first contact with a customer for the potential sale of a product to our receipt of a signed purchase order, typically ranges from six to 24 months. The duration or ultimate success of our sales cycle depends on factors such as:

•	efforts by our sales force;

•	the complexity of our customers’ manufacturing processes and their compatibility with our solutions;

•	our customers’ internal technical capabilities and sophistication; and

•	our customers’ capital spending plans and processes, including budgetary constraints, internal approvals, extended negotiations or administrative delays.

As a result, we may not recognize revenue from efforts to sell particular products for extended periods of time, or at all. We believe that the length of the sales cycle may increase for those current and potential customers that centralize their purchasing decisions. We expect that such centralization may also intensify the evaluation process and require us to make additional sales and marketing expenditures with no assurance that a sale will result.

In addition, the provision of evaluation units to customers may require significant investment in inventory in advance of sales of these units, which sales may not ultimately occur. If we are unsuccessful in completing sales after expending significant resources, or if we experience delays in completing sales, our future revenues and profitability may fluctuate or be materially adversely affected.

If we fail to enhance our name recognition and product brands, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the Akrion name and our product brands, particularly the Goldfinger brand in the single-wafer market, is critical to achieving widespread acceptance of our products and is an important element in attracting new customers and shortening our sales cycle. Name recognition and branding efforts are particularly important because we compete against several larger, more established competitors, many of which supply equipment for a larger number of process steps than we do to a broader customer base. Successful promotion of our name and brands will depend largely on the effectiveness of our sales and marketing efforts and on our ability to provide customers with reliable and technically sophisticated products at competitive prices. If customers do not perceive our products and services to be of high quality and effectiveness, our reputation could be harmed, which could adversely impact our ability to achieve our targeted growth.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and confidentiality agreements to protect our intellectual property rights. We typically enter into confidentiality or non-disclosure agreements with our customers, suppliers and key employees. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. If we are unable to enforce our intellectual property rights, our competitive position could suffer, which could harm our results of operations.

As of June 15, 2007, we had 89 patents issued and 49 patent applications pending in the United States as well as 14 foreign patents issued and 55 patent applications pending outside the United States. We cannot be certain that patents will be issued from our pending or future applications, nor can we be certain that any issued patents will protect or benefit us or give us adequate protection from competing products. For example, issued patents may be challenged, circumvented, invalidated or held to be unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights in our industry. To date, we have filed two lawsuits against competitors claiming that products they manufacture infringe on various patents we hold. In one of those suits, a counterclaim was filed against us alleging that one of our products infringes on our competitor’s intellectual property rights. We believe that future litigation involving our products could occur. Litigation or other claims relating to our proprietary technology could be time consuming and expensive and could divert the attention of our technical and management resources, regardless of whether the litigation or claims are decided in our favor. Furthermore, many of our current and potential competitors are substantially larger than we are and have the ability to dedicate substantially greater resources to defending any claims by us that they have infringed our intellectual property rights.

We license certain technology and may seek to license additional technology in the future, and if these licenses become unavailable to us, or are not available on acceptable terms, our business could be harmed.

We license certain drying technology incorporated into our single-wafer products. The license covering this technology extends for the life of the patent underlying the technology and may be terminated by either party only upon a breach by the other party. In the future, we may seek to license additional technology to be incorporated into our products. We cannot be certain that such license rights will become or remain available to us on commercially reasonable terms, or at all. The inability to obtain or maintain certain licenses or other rights, or to obtain or maintain such licenses or rights on favorable terms, could have a material adverse effect on our ability to manufacture existing products or develop new products.

Claims that our technology or products infringe on others’ intellectual property rights could have a negative effect on our business.

Although we believe that our proprietary technology does not infringe on the intellectual property rights of others, a third party has counterclaimed, and in the future other third parties may claim, that our technology or products infringe their intellectual property. In some instances third parties may initiate litigation against us in an effort to prevent us from using our technology in alleged violation of their intellectual property rights. The risk of such a lawsuit will likely increase as our size and the number and scope of our products increase and as our geographic presence and market share expand. Any potential intellectual property claims or litigation commenced against us could:

•	be time consuming and expensive to defend, whether or not meritorious;

•	force us to stop selling products or using technology that allegedly infringes the third party’s intellectual property rights;

•	delay shipments of our products;

•	require us to pay damages or settlement fees to the party claiming infringement;

•	require us to attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all;

•	force us to attempt to redesign products that contain the allegedly infringing technology, which could be expensive or which we may be unable to do;

•	require us to indemnify our customers, suppliers or other third parties for any loss caused by their use of our technology that allegedly infringes the third party’s intellectual property rights; or

•	divert the attention of our technical and managerial resources.

Any of these factors could harm our business and our financial condition.

If our products contain defects or do not meet customer specifications, we could lose customers and revenue.

Our products are complex. We may experience difficulties in meeting customer specifications or defects during the development or manufacturing and assembly of our products that may be difficult or costly to fix. Some failures to meet our customers’ specifications and defects may not be discovered until our products have been installed in our customers’ production facilities. These quality problems could harm our results of operations as well as our customer relationships in the following ways:

•	our customers may delay or reject acceptance of our products that contain defects or fail to meet their specifications.

•	we may incur substantial costs as a result of warranty claims or service obligations or in order to enhance the reliability of our products;

•	the attention of our technical and management resources may be diverted;

•	we may suffer customer dissatisfaction, negative publicity and reputational damage, resulting in reduced orders;

•	we may be required to replace defective systems; and

•	we may be required to write off inventory and other assets related to our products.

Any of these events could adversely affect our business, operating results and financial condition. In addition, defects in our products could cause damage to our customers’ products or manufacturing facilities, which could result in claims for product liability, tort or breach of warranty, including claims from our customers. The cost of defending such a lawsuit, regardless of its merit, could be substantial and could divert management’s attention from our ongoing operations. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all, we may be liable for payment of substantial damages. Any or all of these potential consequences could have an adverse impact on our operating results and financial condition.

We rely on third parties to manufacture significant portions of our systems, and our failure to successfully manage our relationships with these parties could damage our relationships with our customers, increase our costs, decrease our sales and limit our growth.

We rely on third parties to manufacture most of the subassemblies and supply most of the components used in our systems. We obtain some of these subassemblies and components from a limited group of suppliers or from sole suppliers, some of which are small, independent companies. Moreover, we have qualified certain of our products’ subassemblies and components only from our current suppliers. Changing the source of those subassemblies and components may entail significant delay and expense. We do not have long-term supply contracts with any of our suppliers, and none of our suppliers is obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. In addition, we attempt to maintain relatively low inventories and acquire subassemblies and components only as needed. There are significant risks associated with our reliance on these third-party suppliers, including:

•	potential price increases;

•	capacity shortages or other inability to meet any increase in demand for our products;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property; and

•	limited warranties on subassemblies and components supplied to us.

Any delays in the shipment of our products due to our reliance on third-party suppliers could harm our relationships with our customers. In addition, any increase in costs due to our suppliers increasing the price they charge us for subassemblies and components or arising from our need to replace our current suppliers that we are unable to pass on to our customers could negatively affect our operating results.

We depend on our management, technical and sales personnel for our success, and the loss of key personnel or the failure to attract new personnel could place us at a competitive disadvantage.

Our success depends in large part on our management, technical and sales personnel. The loss of any of these key persons, including in particular James S. Molinaro, our President and Chief Executive Officer, could have a negative effect on our operations. We periodically review our compensation and benefit packages as to competitiveness in the marketplace and attempt to make adjustments that we consider appropriate. There is substantial competition for experienced management, technical, and sales personnel in the semiconductor capital equipment industry. If we are unable to attract or retain qualified personnel, we may experience inadequate levels of staffing to develop and market our products and perform services for our customers.

The success of our business will depend on our ability to successfully manage any future growth.

Our business has undergone rapid growth recently due to an expansion of our product and service offerings and an increase in the number of customers that we serve. We expect that further expansion of our product and service offerings and our customer relationships will be required to achieve our anticipated growth. Growth in our business could place a significant strain on our management and other personnel and on our infrastructure. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. In addition, any inability to manage our growth effectively could result in operating inefficiencies that could impair our competitive position and increase our costs disproportionately to the amount of growth we achieve. To manage our growth successfully, we believe that we must effectively:

•

hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, service and support personnel and financial and information technology personnel;

•	continue to enhance our information technology infrastructure, systems and controls; and

•	manage multiple relationships with our customers, suppliers and other third parties.

We conduct significant business outside the United States, which subjects us to a number of risks that could harm our business.

We conduct significant business outside the United States. Sales to customer sites located outside the United States, primarily in Asia, accounted for 61% of our revenue in the first three months of 2007, 68% in 2006, 74% in 2005 and 46% in 2004. We expect our activities outside the United States to remain significant in the future. We are subject to a number of risks associated with our international business activities, including:

•	imposition of, or adverse changes in, foreign laws or regulatory requirements, many of which may differ substantially from those in the United States;

•	the need to comply with a range of U.S. export laws and regulations;

•

potentially adverse tax consequences, including withholding tax rules that may limit the repatriation of our earnings, and higher effective income tax rates in foreign countries where we conduct business;

•	competition from local suppliers with which potential customers may prefer to do business;

•	seasonal reduction in business activity, such as during the Lunar New Year in parts of Asia and in other periods in various individual countries;

•	increased exposure to foreign currency exchange rates;

•	potentially reduced protection for intellectual property;

•	potentially longer sales cycles and reliance on indirect sales in certain regions;

•	increased length of time for shipping and acceptance of our products;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties in staffing and managing foreign operations and the increased travel, infrastructure and legal and compliance costs associated with multiple international locations; and

•	general economic conditions, geopolitical events or natural disasters in countries outside the United States, including political unrest, war, acts of terrorism or responses to such events.

Any of these factors could harm our business or financial results.

In particular, the Asian market is extremely competitive. Semiconductor device manufacturers located in Asia are typically very aggressive in seeking price concessions from suppliers, including equipment manufacturers like us.

We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country in which we do business. Our failure to manage these risks successfully could adversely affect our business, operating results and financial condition.

Our accrual for the cost of potential violations of export regulations may not cover all our costs associated with such issue.

In August 2006, we filed a disclosure with the Office of Export Enforcement of the Bureau of Industry and Security, or BIS, of the U.S. Department of Commerce in connection with potential violations by us of the Export Administration Regulations. This disclosure relates to the export by us from 2002 to June 2006 of parts for use in systems we manufactured. Violations of the regulations can produce a range of penalties. We are in the process of discussing these exports with BIS and expect to make additional filings with that agency. Although no settlement amount or terms have been discussed, we reserved $350,000 in 2006 to cover costs, including potential penalties, related to this issue. Discussions with BIS are in the preliminary stage. BIS retains significant discretion in setting any penalty, and any ultimate settlement may exceed the amount we have accrued.

Backlog is not necessarily indicative of our results in any future period.

Although we maintain a backlog of customer orders with expected shipment dates within the next twelve months, orders may be subject to delay or cancellation by the customer. Because of our revenue recognition policy, possible changes in delivery schedules or cancellations of orders, our backlog at any particular date is not necessarily representative of actual revenue that we will recognize in any succeeding period. Moreover, if shipments of orders in backlog are delayed or cancelled, revenues could fall below our expectations and the expectations of market analysts and investors.

Warranty claims in excess of our estimates could adversely affect our business.

We provide warranties on our products. If our estimates of warranty costs are inaccurate, our financial performance could be adversely affected. In addition, if we experience product failures at an unexpectedly high level, our warranty costs could increase dramatically, our reputation in the marketplace would be damaged, customers may decline to place new or additional orders with us and, as a result, our business would suffer.

Future acquisitions may dilute our stockholders’ ownership interests and have other adverse consequences.

In the future, we may seek to acquire additional product lines, technologies or businesses. Acquisitions may result in additional issuances of stock, which would dilute our stockholders’ ownership interests and may reduce earnings per share. Acquisitions may also require significant outlays of cash, which could divert resources from other uses or otherwise impair future financial flexibility and may increase debt levels, which could result in high interest costs that would negatively impact our financial condition and operating results. In addition, acquisitions involve other risks, including:

•	the acquired product lines, technologies or businesses may not improve our financial and strategic position as planned;

•	we may determine that we have overpaid for the product lines, technologies or businesses, or that the economic conditions underlying our acquisition have changed;

•	we may have difficulty integrating the operations and personnel of the acquired company;

•	we may have difficulty retaining the employees with the technical skills needed to enhance and provide services with respect to the acquired product lines or technologies;

•	the acquisition may be viewed negatively by customers, employees, suppliers, financial markets or investors;

•	we may have difficulty incorporating the acquired product lines or technologies with our existing technologies;

•	we may encounter a competitive response, including price competition or intellectual property litigation;

•	we may become a party to product liability or intellectual property infringement claims as a result of our sale of the acquired company’s products;

•	we may incur one-time write-offs, such as acquired in-process research and development costs, and restructuring charges;

•	we may acquire goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and

•	our due diligence process may fail to identify significant existing issues with the target business.

From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs, any of which could have a material adverse effect on our business, operating results and financial condition.

Our failure to comply with environmental regulations could result in substantial liability.

We are subject to a variety of federal, state and local laws, rules and regulations relating to environmental protection. These laws, rules and regulations govern the use, storage, discharge and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, personal injury, fines or suspension of our operations. Restrictions on our ability to operate our present locations also could be imposed upon us, or we could be required to acquire costly remediation equipment or incur other significant expenses.

Risks Related to This Offering

There has been no prior public market for our common stock, and the price of our common stock may be volatile.

Our common stock has never been traded in a public market, and an active trading market for our common stock may not develop or be sustained in the future, which could make it difficult for you to sell your shares at an attractive price or at all. If an active trading market does develop, the trading price of the shares being sold in this offering may fluctuate widely as a result of a number of factors, many of which are outside our control. Some of these factors include:

•

changes in projections for the semiconductor or semiconductor equipment industries or in the operating performance or expectations and stock market valuations of semiconductor companies, semiconductor equipment companies or technology companies in general;

•	actual or anticipated quarter-to-quarter variations in our operating results;

•	announcements about our products’ performance, new products or technical innovations, customer purchasing decisions, acquisitions or capital commitments or similar announcements by our competitors;

•	changes in earnings estimates by, or our failure to meet the expectations of, securities analysts;

•	the response to any financial guidance we provide, changes to such guidance and our actual performance relative to such guidance;

•	increased price competition;

•	departures of key personnel;

•	lawsuits filed against or initiated by us;

•	introduction of technologies or products or the announcement of industry roadmaps that reduce the need for our products;

•	future sales of our common stock by our principal stockholder or by our officers or directors; and

•	general economic trends, including changes in the demand for electronics or information technology or geopolitical events such as war or acts of terrorism, or any responses to such events.

We are negotiating the initial public offering price of our common stock with the underwriters. However, the initial public offering price may not be indicative of the prices that will prevail in the public market after this offering, and the market price of our common stock could fall below the initial public offering price. In addition, the stock markets, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies. These fluctuations often have been unrelated to the operating performance of those companies. As a result of these and other factors, you may not be able to sell your shares at or above the price you pay for them in the initial public offering.

We will be controlled by Sunrise Capital Partners, L.P. as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

Upon the completion of this offering, Sunrise Capital Partners, L.P. will beneficially own approximately         % of our outstanding common stock, or approximately         % if the underwriters exercise in full their over-allotment option to purchase additional shares. As long as Sunrise Capital owns a majority of our outstanding common stock, it will be able to elect our entire board of directors. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the time that Sunrise Capital owns less than a majority of our outstanding common stock. As a result, Sunrise Capital will control all matters affecting us, including:

•	the composition of our board of directors and, through it, determinations with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets; and

•	our financing activities.

Sunrise Capital and its designees on our board of directors may have interests that conflict with or are different from our own and those of our other stockholders. In addition, to the extent that Sunrise Capital continues to own a substantial portion of our outstanding common stock, even though less than a majority, it will have significant influence over all matters submitted to our stockholders and exercise significant control over our business policies and affairs. This concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combination that some stockholders might consider beneficial.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, are exempt from certain corporate governance requirements.

As long as Sunrise Capital owns more than 50% of our stock, we will qualify for, and intend to rely on, the “controlled company” exceptions under the rules of the Nasdaq Global Market, which means that we will not be required to comply with Nasdaq regulations that would otherwise require a majority of our board and certain board committees to be comprised of independent directors. Upon the completion of this offering, a majority of our board of directors will not be independent, and we cannot guarantee that a majority of our board of directors will be independent in twelve months, or ever. Notwithstanding the foregoing, our goal is to have a fully-independent audit committee by the time of the filing of our first quarterly report on Form 10-Q following this offering. This will require us to add two new members to our board of directors who satisfy the applicable Nasdaq and SEC standards of independence for audit committee membership. We are working to add these members to our board as soon as possible, but it may be difficult for us to achieve this goal prior to our first Form 10-Q filing.

In connection with our 2006 audit, our auditors identified a material weakness in our accounting for non-routine and complex transactions; failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

Prior to this offering, we have been a private company and have not filed reports with the SEC. However, upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act. In addition, as a public reporting company we will be required, among other things, to maintain a system of effective internal control over financial reporting. Beginning with our fiscal year ending

December 31, 2008, we will be required to include in our annual report an assessment of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on its assessment of the effectiveness of our internal control over financial reporting and separately report on the effectiveness of our internal control over financial reporting. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, this may cause us to be unable to report on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable Nasdaq listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements. We have and will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. These costs may be significant, which could harm our operating results and lead to a decline in our stock price.

In connection with the audit of our financial statements for the year ended December 31, 2006, our auditors identified certain significant deficiencies regarding our accounting for complex transactions that, when aggregated, constituted a material weakness related to our accounting for non-routine and complex transactions. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The transactions involved the accounting for share-based compensation under SFAS No. 123(R), the issuance of debt with detachable warrants and the accounting for a financing transaction with a related party. In our judgment and the judgment of our auditors, the aggregation of these findings constituted a material weakness in our internal controls under the standards established by the Public Company Accounting Oversight Board. We intend to remedy this material weakness by adding an experienced individual to specifically address internal controls, providing additional training to our accounting staff and upgrading our financial accounting research resources.

Any failure to achieve and maintain effective control over financial reporting could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods. Any of these factors could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.

It is difficult to predict our future capital needs and we may not be able to raise needed capital in the future.

A significant portion of the net proceeds from this offering will be used to repay outstanding debt and to pay other obligations. After the repayment of debt and the payment of other obligations, we believe that the net proceeds from this offering, combined with our existing capital resources and any cash that we may generate from operations, will be sufficient to meet our anticipated capital and operating needs for at least the next twelve months. However, after this twelve-month period, or sooner if unforeseen circumstances arise, we may require additional capital. Our future capital requirements will depend on many factors, including:

•	our sales growth;

•	the costs of developing new or enhanced products;

•	the costs associated with our expansion, including capital expenditures, increasing our sales and marketing and service and support efforts or expanding our geographic operations;

•	the potential need to fund operating losses in future periods;

•	the costs of responding to competitive pressures;

•	future debt repayment obligations; and

•	the number and timing of any future acquisitions.

To the extent that our existing sources of cash, together with any cash generated from operations and the net proceeds from this offering, are insufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage ownership in us would be reduced and our earnings per share may be reduced. Furthermore, this additional stock may have rights, preferences or privileges senior to those you possess as a holder of our common stock. If we raise additional funds by obtaining loans from third parties, holders of the debt would also have rights, preferences or privileges senior to those you possess as a holder of our common stock. The terms of any financing arrangements may also include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense, which could harm our profitability. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us.

We have substantial discretion as to how to use the proceeds from this offering.

We intend to use a significant portion of the net proceeds from this offering to repay outstanding debt, including approximately $             million of debt payable to Sunrise Capital Partners, L.P., our principal stockholder, and to pay other obligations. We also intend to use $25 million of the net proceeds for working capital and other general corporate purposes, such as expanding our sales and marketing, research and development, and customer service and support efforts. We may also use some of these net proceeds to acquire complementary product lines, technologies or businesses. We currently have no agreements or understandings with respect to any specific acquisitions. We have not yet determined the actual expenditures to be made with the $25 million in net proceeds from this offering not used to repay debt or to pay other obligations or the timing of these expenditures. The amounts and timing of these expenditures may vary significantly depending on a number of factors, such as the amount of cash generated by or used in our operations and unforeseen opportunities or challenges that may arise. Accordingly, our management will have broad discretion over the use of a portion of the net proceeds from this offering.

While it is the intention of our management to use the net proceeds from this offering in the best interests of the company, our management might not use the net proceeds from this offering in ways that increase the value of your investment or in ways with which you agree. In addition, the market price of our common stock may fall if the market does not view our use of the net proceeds from this offering favorably.

If industry or securities analysts do not publish research reports about us or if they issue negative reports about us, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades our stock or publishes unfavorable reports about our business, our stock price would likely decline. In addition, if one or more of these analysts ceases coverage of our company or fails to publish reports about us on a regular basis, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. We currently do not have any securities analysts covering our stock, and we may not gain or maintain coverage by securities analysts in the future.

A large number of shares of our common stock may be sold in the market following this offering, which could cause the market price of our common stock to decline.

The sale or resale of shares of our common stock after this offering, particularly by Sunrise Capital, our principal stockholder, or the perception that such sales may occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

After this offering, we will have              shares of common stock outstanding. The              shares sold in this offering will be freely transferable without restriction, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933. The remaining 8,532,729 shares of common stock held by our existing stockholders will be restricted securities and will become eligible for public sale when registered or when they qualify for an exemption from registration under the Securities Act.

Stockholders owning substantially all of our outstanding common stock have signed lock-up agreements before the commencement of this offering. Under these agreements, the stockholders will agree, subject to limited exceptions, not to sell or pledge any shares owned by them as of the date of this prospectus for a period of 180 days thereafter, subject to a limited extension under certain circumstances, unless they first obtain the written consent of Credit Suisse Securities (USA) LLC. After the termination of the lock-up, virtually all our shares of common stock not sold in this offering will be eligible for resale in accordance with the provisions of Rule 144 under the Securities Act.

Upon the completion of this offering, the holders of the 8,532,729 shares of our common stock outstanding prior to this offering plus the shares issued to Sunrise Capital upon conversion of its debt that is not repaid from the proceeds of this offering, any shares issued to Piper Holdings, Inc. upon conversion of its convertible promissory note and 359,628 shares issuable upon the exercise of warrants have the right under specified circumstances to require us to register their shares for resale to the public or to participate in a registration of shares by us. See “Shares Eligible for Future Sale” for further details regarding the number of shares of our common stock eligible for sale in the public market after this offering.

Being a public company will increase our administrative costs and divert management’s time and attention from our business, and being a public company may make it more difficult to attract and retain directors and officers.

As a public company, we will incur significant legal, accounting and other costs that we did not incur as a private company. In addition to the Sarbanes-Oxley Act of 2002, we will be subject to a series of complex rules and regulations that have been enacted by the SEC and the Nasdaq Global Market in response to the Sarbanes-Oxley Act. We expect that our compliance efforts associated with these new rules and regulations will increase our legal and financial costs significantly, make some activities more time consuming and costly and divert some of management’s time and attention from our business. We will also incur various costs associated with preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In the current public company environment, officers and directors are subject to increased scrutiny and may be subject to increased risk of liability. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. This could negatively impact our future success.

Certain anti-takeover provisions may impede change in control transactions and therefore may adversely affect our share price.

Our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law, which governs us, contain certain provisions that may have the effect of discouraging, delaying or preventing certain transactions involving an actual or threatened change in control transaction. Such provisions could limit the price that certain investors might be willing to pay in the future for our stock. In addition, our board may authorize the issuance of preferred stock without stockholder approval on such terms and conditions, and having such rights, privileges and preferences, as our board may determine. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. We currently have no plans to issue preferred stock.

Purchasers of our common stock will experience immediate and substantial dilution in the net tangible book value of their shares.

The purchasers of shares of our common stock in this offering will experience immediate and substantial dilution of the net tangible book value per share of common stock from the initial public offering price. This is because the assumed initial public offering price per share is substantially higher than the net tangible book value per share of our common stock immediately prior to this offering. Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, the dilution to new investors purchasing shares of our common stock in this offering will be $             per share with respect to the shares purchased in this offering. In addition, to the extent that some or all of the outstanding options and warrants to purchase an aggregate of              shares of our common stock are exercised, there will be further dilution.

We have no intention of paying cash dividends.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. Therefore, we do not expect to declare or pay any cash dividends in the foreseeable future. In addition, our existing loan agreements prohibit us from paying cash dividends. Accordingly, your ability to achieve a return on your investment will likely depend solely on any appreciation in the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition and are based on our current expectations, assumptions, estimates and beliefs about us and our industry. When we use words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “will,” “could,” “potential,” “project” or similar expressions, we are making forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other important factors, some of which are beyond our control, which could cause our actual results to differ materially from our expectations. These risks, uncertainties and other factors are described under “Risk Factors” and discussed elsewhere in this prospectus.

We caution you not to place undue reliance on forward-looking statements. These cautionary statements should not be construed by you to be exhaustive, and they are made only as of the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, after deducting estimated underwriting discounts and commissions and other offering expenses payable by us. If the underwriters fully exercise their over-allotment option, we estimate that the net proceeds to us from this offering will be approximately $              million, after deducting estimated underwriting discounts and commissions and other offering expenses payable by us. For the purpose of estimating net proceeds, we are assuming that the initial public offering price will be $             per share, which is the midpoint of the price range listed on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, or $             million if the underwriters fully exercise their over-allotment option, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

We intend to use $25 million of the net proceeds from this offering for working capital and other general corporate purposes and for possible acquisitions of complementary product lines, technologies or businesses. We currently have no agreements or understandings with respect to any specific acquisitions.

We intend to use an additional $32.6 million of the net proceeds from this offering to repay outstanding debt and to pay other obligations, as follows:

•

Borrowings under our line of credit with PNC Bank. As of May 31, 2007, outstanding borrowings under this line of credit were $17.5 million. Borrowings under this line of credit bear interest at PNC’s prime rate plus 1% or LIBOR plus 3.5%. As of May 31, 2007, the annual interest rate on outstanding borrowings was 9.25%. All amounts borrowed under the line of credit are due and payable in August 2008.

•

Our $9.0 million term loan with BHC Interim Funding II, L.P. The term loan bears interest at an annual rate of 12% and matures in January 2008. In addition to repaying the $9.0 million principal amount, we will also pay a termination fee of $0.5 million in connection with repaying this loan.

•

Accrued royalties payable to Westar Capital II, LLC related to sales of our single-wafer systems. As of May 31, 2007, accrued royalties, including interest on all unpaid royalties, were $4.6 million. John Clark, a member of our board of directors, is a principal of Westar Capital and has an interest in the royalty payments made to Westar Capital to the extent of his pecuniary interest therein.

•

Bonuses payable to certain of our of executive officers upon the completion of this offering in an aggregate amount of $1.0 million, consisting of $600,000 to be paid to James Molinaro, our President and Chief Executive Officer, $250,000 to be paid to James Whittle, our Chief Financial Officer, and an aggregate of $150,000 to be paid to certain other key officers as will be determined by the compensation committee of our board of directors.

We intend to use the remainder of the net proceeds from this offering to repay debt payable to Sunrise Capital Partners, L.P., our principal stockholder. These debt obligations consist of:

•

Our promissory note payable to Sunrise Capital in the initial principal amount of $2.9 million. The note matures in July 2008, and as of May 31, 2007, the annual interest rate on the note was 17.75%. Accrued interest is added to principal, and the total amount owing under this note as of May 31, 2007 was $4.2 million.

•

Our promissory note payable to Sunrise Capital in the initial principal amount of $7.6 million. The note matures in July 2008, and as of May 31, 2007, the annual interest rate on the note was 19.75%. Accrued interest is added to principal, and the total amount owing under this note as of May 31, 2007 was $11.3 million.

•

Our promissory note payable to Sunrise Capital in the initial principal amount of $12.5 million. The note matures in July 2008, and as of May 31, 2007, the annual interest rate on the note was 17.75%. Accrued interest is added to principal, and the total amount owing under this note as of May 31, 2007 was $17.6 million.

•

Our promissory note payable to Sunrise Capital in the initial principal amount of $1.5 million. The note matures in July 2008 and bears interest at an annual rate of 11.75%. Accrued interest is added to principal, and the total amount owing under this note as of May 31, 2007 was $1.9 million.

•

Our promissory note payable to Sunrise Capital in the initial principal amount of $750,000. The note matures in July 2008 and bears interest at an annual rate of 11.75%. Accrued interest is added to principal, and the total amount owing under this note as of May 31, 2007 was $0.9 million.

To the extent that the net proceeds from this offering are not sufficient to repay all of the debt described above payable to Sunrise Capital, such debt will be converted into shares of our common stock at the initial public offering price. As a result, following the completion of this offering, all of the debt payable to Sunrise Capital will either be repaid or converted into common stock. Based on the assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, we estimate that an aggregate of $             million in principal amount of debt payable to Sunrise Capital will be converted into an aggregate of              shares of our common stock if the underwriters do not exercise their over-allotment option, or an aggregate of              shares of our common stock if the underwriters exercise their over-allotment option in full.

We have not yet determined the actual expenditures to be made with the $25 million in net proceeds from this offering to be used for working capital and other general corporate purposes and for possible acquisitions or the timing of these expenditures. The amounts and timing of these expenditures may vary significantly depending on a number of factors, such as the amount of cash generated by or used in our operations and unforeseen opportunities or challenges that may arise. Accordingly, our management will have broad discretion over the use of this portion of the net proceeds from this offering.

Until we use the net proceeds, we intend to invest the funds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. Therefore, we do not expect to declare or pay any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements and such other factors as our board of directors may consider relevant. In addition, our existing loan agreements prohibit us from paying cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•

our sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses payable by us and giving effect to our use of a portion of the net proceeds from this offering to repay outstanding debt and to pay other obligations;

•	the assumed conversion of the convertible note issued to Piper Holdings into 422,535 shares of our common stock; and

•

the conversion of $             million of debt payable to Sunrise Capital into              shares of our common stock at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted(1)
	(in thousands) (unaudited)
Line of credit—PNC Bank	$14,854		$—
Long-term debt—BHC term loan	8,905		—
—Piper Holdings convertible note	3,000		—
—Sunrise Capital promissory notes	32,625		—
Stockholders’ (deficit) equity:
Preferred stock, 5,000,000 shares authorized, $0.01 par value per share, no shares issued and outstanding, actual and as adjusted	—
Common stock, 25,000,000 shares authorized, $0.01 par value per share, 8,532,729 shares issued and outstanding, actual, and shares issued and outstanding, as adjusted	85
Additional paid-in capital	6,404
Accumulated deficit	(28,968)
Accumulated other comprehensive loss	(59)

Total stockholders’ (deficit) equity	(23,538)

Total capitalization	$35,846	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The table above excludes:

•	1,115,030 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $7.28 per share;

•	359,628 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2007 at a weighted average exercise price of $8.09 per share;

•	384,970 shares of our common stock reserved for future issuance under our stock incentive plan as of March 31, 2007; and

•

unamortized debt issuance costs and discounts that will be written off or contributed to capital upon the repayment or conversion of outstanding debt obligations in connection with this offering. Unamortized debt issuance costs and discounts at March 31, 2007 were $1.8 million.

DILUTION

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution. Our net tangible book value as of March 31, 2007 was approximately $(34.2) million, or $(4.00) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the total number of shares of our common stock outstanding.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately upon the completion of this offering. After giving effect to:

•

our sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses payable by us and giving effect to our use of a portion of the net proceeds from this offering to repay outstanding debt and to pay other obligations;

•	the assumed conversion of the convertible note issued to Piper Holdings into 422,535 shares of our common stock; and

•

the conversion of $             million of debt payable to Sunrise Capital into              shares of common stock, at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover of this prospectus,

our pro forma net tangible book value at March 31, 2007 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2007	$(4.00)
Increase per share attributable to sale of common stock in this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value after this offering by approximately $             million, our pro forma net tangible book value per share after this offering by approximately $             and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The following table summarizes, on a pro forma basis to reflect the adjustments described above, the difference between the total consideration paid and the pro forma average price per share paid by our existing stockholders and the new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$

Totals		100%		$100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid by new investors by $             million and increase (decrease) the percentage of total consideration paid by new investors by approximately             %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing computations are based on the pro forma number of shares of common stock outstanding as of March 31, 2007 and exclude:

•	1,115,030 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $7.28 per share;

•	359,628 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2007 at a weighted average exercise price of $8.09 per share; and

•	384,970 shares of our common stock reserved for future issuance under our stock incentive plan as of March 31, 2007.

To the extent we issue additional shares or the holders of options or warrants exercise those options or warrants in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

We have derived the selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements that are not included in this prospectus. We have derived the selected consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2007 from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of those statements. Our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(dollars in thousands, except per share amounts)
Consolidated statement of operations data:
Revenue	$39,847	$32,452	$63,445	$71,644	$80,158	$16,217	$25,147
Cost of revenue	35,089	26,518	47,540	47,142	53,636	11,783	16,664

Gross profit	4,758	5,934	15,905	24,502	26,522	4,434	8,483

Operating expenses
Selling, general and administrative expense	18,327	10,028	14,829	13,573	14,847	3,522	4,365
Research and development expense	7,875	6,794	7,117	10,660	12,384	2,979	3,430
Special charges	—	—	3,239	—	—	—	—

Operating expenses	26,202	16,822	25,185	24,233	27,231	6,501	7,795

(Loss) income from operations	(21,444)	(10,888)	(9,280)	269	(709)	(2,067)	688
Interest expense, net	(482)	(620)	(2,024)	(6,092)	(9,963)	(1,940)	(2,946)
Other income (expense), net	(450)	(86)	5	(94)	(44)	(38)	4

Loss before income taxes	(22,376)	(11,594)	(11,299)	(5,917)	(10,716)	(4,045)	(2,254)
Provision (benefit) for income taxes	55	111	22	337	61	(62)	52

Net loss	(22,431)	(11,705)	(11,321)	(6,254)	(10,777)	(3,983)	(2,306)
Accretion of preferred units	2,506	—	—	—	—	—	—

Net loss applicable to common stockholders	$(24,937)	$(11,705)	$(11,321)	$(6,254)	$(10,777)	$(3,983)	$(2,306)

Loss per unit or per share—basic and diluted	$(33.19)	$(15.58)	$(6.06)	$(0.99)	$(1.26)	$(0.47)	$(0.27)

Weighted average number of units or shares— basic and diluted	751,270	751,448	1,868,549	6,292,537	8,532,729	8,532,729	8,532,729

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
						(unaudited)
Consolidated balance sheet data:	(in thousands)
Cash and cash equivalents	$919	$347	$747	$776	$1,093	$994
Working capital (deficit)	(2,177)	(11,849)	(3,985)	(3,161)	6,578	(6,175)
Total assets	33,181	31,429	39,484	51,810	70,189	71,529
Total debt and capital lease obligations	5,359	4,783	30,448	38,305	58,643	59,390
Total stockholders’ (deficit) equity	3,920	(7,472)	(10,426)	(12,154)	(21,535)	(23,538)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We design, manufacture, install and service advanced surface preparation equipment that semiconductor manufacturers use in yield-critical surface preparation process steps in the manufacture of a wide variety of semiconductor devices. In addition, our systems are used to clean bare silicon and test wafers as well as photomasks used in the production of semiconductor devices. We also provide upgrades, spare parts and service for our installed base of systems.

We were formed as a limited liability company and commenced operations in October 1999 when we purchased substantially all of the assets of SubMicron Systems Corporation in a bankruptcy sale. On August 26, 2004, we converted from a limited liability company into a corporation.

In March 2004, we acquired substantially all of the assets and assumed certain liabilities of Verteq, Inc., a manufacturer of single-wafer cleaning systems, megasonics subsystems, spin-rinse dryers and spare parts. The primary purpose of the Verteq acquisition was to acquire our single-wafer product line and related technology. In October 2006, we acquired substantially all of the assets and assumed certain liabilities of SCP Global Technologies Inc., a manufacturer of batch-immersion systems. The primary purpose of the SCP acquisition was to expand our installed base of wet cleaning systems for which we can provide upgrades, spare parts and service.

Our customers include semiconductor device manufacturers, consisting of integrated device manufacturers and foundries, specialized wafer manufacturers and photomask manufacturers. As of March 31, 2007, almost 500 of our systems were installed at more than 80 semiconductor fabrication sites worldwide. In addition, as a result of our acquisition of SCP, we provide upgrades, spare parts and service for an installed base of over 1,000 systems manufactured and sold by SCP and its predecessors.

Our business is affected by the capital spending of semiconductor manufacturers, which is subject to the current and anticipated market demand for semiconductor devices. The semiconductor industry is highly cyclical and has historically experienced periodic downturns, either as a result of general economic changes which reduce the demand for products that incorporate semiconductor devices or because semiconductor device supply and manufacturing capacity temporarily exceeds demand for semiconductor devices. During industry downturns, semiconductor manufacturers often have excess manufacturing capacity and may also experience reductions in profitability due to lower sales and increased pricing pressure for their products. As a result, capital spending for incremental capacity is not required and overall spending tends to be reduced. Conversely, in periods when demand for semiconductor capital equipment increases rapidly, either due to an upturn in the semiconductor industry or in order for semiconductor device manufacturers to introduce new advances in manufacturing technology, we and other semiconductor capital equipment suppliers may need to increase production quickly. This may require us or our suppliers, including our third-party contractors for subassemblies, to order additional inventory, hire additional employees and potentially expand manufacturing capacity. Our ability to respond to rapid increases in demand for our products on a timely basis is critical to our success.

We regularly evaluate ways to more readily adapt to industry cycles by increasing our operating efficiency and reducing our infrastructure costs. One of the key strategies that we have adopted to achieve this operational flexibility is to outsource the manufacture of most of our product subassemblies to third-party suppliers.

Historically, we have derived a significant portion of our revenue from a relatively small number of customers, and we expect this trend to continue. Our five largest customers, based on sales, accounted for 73% of our revenue in the first three months of 2007, 54% in 2006, 78% in 2005 and 58% in 2004. Our significant customers have tended to change from period to period due to the fact that our customers generally make major purchases only periodically as they add capacity or otherwise implement technology upgrades. Samsung Electronics Co. Ltd. was our largest customer in the first three months of 2007 and in 2006 and 2005. Samsung accounted for 45% of our revenue in the first three months of 2007, 33% in 2006 and 33% in 2005. Sales to Hewlett-Packard Company, our largest customer in 2004, accounted for 26% of our revenue in that year. We do not have long-term contracts with any of our customers that obligate them to continue to purchase our products. Therefore, any customer can cease purchasing our products at any time. In addition, our sales to customers are made on the basis of purchase orders, which can be cancelled or delayed by them at any time prior to shipment.

We have derived a significant portion of our revenue each quarter from the sale of a relatively small number of systems. Our systems range in price from approximately $0.5 million to $3.5 million. As a result, a small change in the number or mix of systems we sell, including due to fluctuations in the timing of orders or in the type or configuration of systems customers purchase from us, may cause significant changes in our operating results from quarter to quarter and year to year. Accordingly, our results of operations for any quarter may not be indicative of results for future quarters and comparing our operating results on a period-to-period basis may not be meaningful.

Our sales process involves extended product evaluations and our participation in configuring systems for customer-specific needs. As a result, the sales cycle for some of our products, which is the period from our first contact with a customer for the potential sale of a product to our receipt of a signed purchase order, can be six to 24 months long. We typically invest significant resources in the design, engineering and manufacturing of customer-specific product modifications prior to shipment of a system to the customer. Following shipment, our field service engineers install the system at the customer site, and our process engineers qualify the system in accordance with the specifications outlined in the purchase order.

With respect to first time sales of a particular system or system upgrade to an existing customer or the sale of any system to a new customer, we recognize revenue when the customer accepts the system or system upgrade, which typically occurs approximately 90 days after shipment. For the sale of systems or system upgrades to existing customers that have purchased similar equipment with the same or similar specifications and previously demonstrated customer acceptance behavior, we recognize revenue on a multiple element approach in which we bifurcate the sale transaction into two separate elements based on objective evidence of fair value. The two elements are the system or system upgrade and its installation. Under this approach, generally 90% of the contract price is recognized as revenue upon shipment and title transfer of the system or system upgrade. The remaining portion of the total contract price, generally 10%, is recognized as revenue upon final customer acceptance. This method of recognizing revenue, together with the high price of each system shipped, could have a significant impact on our results of operations for a particular quarter if we encounter changes or delays in the number of orders we receive from customers or delays in shipment or acceptance of as few as one or two systems. This variation has the effect of making our operating results less consistent or predictable and period-to-period comparisons more difficult.

We sell to a geographically diversified customer base. Sales to customer sites located outside the United States, primarily in Asia, accounted for approximately 61% of our revenue in the first three months of 2007, 68% in 2006, 74% in 2005 and 46% in 2004. We anticipate that sales to international customers, particularly in Asia, will continue to represent a significant percentage of our revenue. Substantially all of our revenue is denominated in United States dollars.

Verteq Acquisition

In March 2004, we acquired substantially all of the assets and assumed certain liabilities of Verteq, Inc. The primary purpose of the acquisition was to acquire our single-wafer product line and related technology. As a result of the acquisition, we acquired a manufacturing and research facility in Santa Ana, California. In connection with the acquisition, we paid $2.8 million in cash and issued 181,282 shares of our common stock, representing 8.5% of our outstanding stock at the time, to Westar Capital II, LLC, the secured debt holder of Verteq. We also entered into a royalty agreement with Westar Capital under which we agreed to make payments to Westar Capital for sales of certain single-wafer products by us for five years from the date of the acquisition, subject to certain setoffs and with an aggregate minimum royalty payment of $2.0 million for the first two years following the closing of the acquisition. We record royalties under this agreement as additional goodwill (contingent consideration). Through March 31, 2007, we recorded $4.7 million as goodwill. Sunrise Capital, our principal stockholder, financed the cash portion of the purchase price and provided us with advisory support necessary to complete the acquisition. In return, we issued to Sunrise Capital a $2.9 million secured promissory note and 700,000 shares of our common stock. Our statements of operations include the accounts of our subsidiary formed to make the acquisition as of the effective date of the acquisition.

SCP Acquisition

In October 2006, we acquired substantially all of the assets and assumed certain liabilities of SCP Global Technologies, Inc, which subsequently changed its name to Piper Holdings, Inc. The primary purpose of the acquisition was to expand our installed base of wet cleaning systems for which we can provide upgrades, spare parts and service. As a result of the acquisition, we assumed a lease for a manufacturing facility in Boise, Idaho. We plan to terminate this lease in 2007 and move those operations to smaller premises in Boise. We expect to pay approximately $1.3 million as a result of these restructuring activities. We recorded an accrual for these costs as part of the purchase accounting for the SCP acquisition.

In connection with the acquisition, we issued a $3.0 million convertible note to Piper Holdings. The note bears interest at an annual rate of 6% and is convertible, at $7.10 per share, into 422,535 shares of our common stock. We also paid Piper Holdings $225,312 in cash and entered into a royalty agreement under which we agreed to make payments to Piper Holdings for sales of spare parts by us for SCP systems for 15 months commencing January 1, 2007. We record royalties under this agreement as additional goodwill (contingent consideration). Through March 31, 2007, we recorded $0.5 million as goodwill. Our statements of operations include the accounts of our subsidiary formed to make the acquisition as of the effective date of the acquisition.

Financial Operations Overview

Revenue

We derive revenue from the sale of our surface preparation systems as well as from the sale of system upgrades, spare parts and service, which we refer to as aftermarket revenue. Our system upgrades consist of feature enhancements and capacity additions for customers’ existing systems. We record revenue net of returns and allowances, which have not been significant historically. Our systems typically include a one- or two-year warranty on parts and labor. A small percentage of our installed systems are covered by extended service contracts after the warranty period expires. Our revenue is subject to both quarterly and annual fluctuations as a result of the cyclical nature of the semiconductor industry, our method of revenue recognition, the high price of our systems, our long sales cycle as well as variations in our sales mix. Our sales mix depends on the types of systems we sell, the configuration of such systems and the proportion of system sales relative to aftermarket sales. We recognize revenue as described below under “—Critical Accounting Policies and the Use of Estimates—Revenue Recognition.”

Cost of Revenue and Gross Profit

We include in cost of revenue the following items: materials; compensation and related expenses for manufacturing and assembly personnel; service, installation and support costs; depreciation; provisions for excess or obsolete inventory; royalties for licensed technology; warranty expenses; allocated facility expenses; and amortization of share-based compensation expense. Cost of revenue also includes costs arising from engineering and design work to configure systems for specific customer requirements, even if the resulting technology or design is reusable. The primary factors affecting gross profit as a percentage of revenue, or gross margin, are competitive pricing pressures, system configuration, component prices and costs associated with the installation of products. Gross margin will also vary depending on our sales volume, which impacts our overhead absorption levels, sales mix and the success of our ongoing productivity improvements, such as manufacturing efficiencies and product reengineering to reduce input costs.

Selling, General and Administrative Expense

We include in selling, general and administrative expense the following items: compensation and related expenses for sales, marketing and administrative personnel; sales commissions; legal expenses; other professional service fees; allocated facility expenses; and amortization of share-based compensation expense. Our legal expenses include costs associated with defending our intellectual property rights. We expect that our sales and marketing expenses will increase in absolute dollars in future periods as we continue to expand our sales force in connection with our anticipated revenue growth. We also expect that general and administrative expenses will increase in absolute dollars beginning in 2007 as a result of our having to comply with the requirements related to being a public company.

Research and Development Expense

We include in research and development expense the following items: compensation and related expenses for engineering personnel; materials for new product development; costs of consumables associated with our applications lab; fees paid to consultants; allocated facility expenses; and amortization of share-based compensation expense. We expense our research and development costs as they are incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect our research and development expenses to increase in absolute dollars as we continue to devote significant resources to product development and enhancement activities.

Interest Expense, net

Interest expense includes interest on our line of credit and other outstanding debt and obligations. Interest on such debt and other obligations is comprised of interest payable in cash as well as interest that accrues and is added to the outstanding principal amount of such debt and other obligations rather than being paid in cash. Interest expense also includes amortization expense associated with debt issuance costs and discounts that we amortize over the life of the relevant debt agreement. As of March 31, 2007, total unamortized debt issuance costs and discounts were $1.8 million. We plan to repay $             million of our outstanding debt and other obligations with a portion of the net proceeds from this offering and the remainder of our outstanding debt will be converted into shares of our common stock at the initial public offering price. As a result, in the quarter in which this offering occurs, we expect to record a charge equal to the amount of the unamortized debt issuance costs and discounts of the debt being repaid and contribute to capital the unamortized debt issuance costs and discounts of the debt being converted into common stock.

Critical Accounting Policies and the Use of Estimates

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We consider certain accounting policies related to revenue recognition, inventory valuation, goodwill and definite-lived intangibles, impairment of long-lived assets, warranty liabilities, income taxes and share-based compensation to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition in Financial Statements.” As provided in SAB No. 104, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is reasonably assured. In making these judgments, we evaluate these criteria as follows:

(1)	Persuasive evidence of an arrangement exists. We consider a purchase order issued by a customer to be persuasive evidence of an arrangement.

(2)	Delivery has occurred or services have been rendered. We consider delivery to have occurred when equipment manufactured by us is shipped from our facilities by a common carrier designated and paid for by the customer. At such time, title and risk of loss have transferred to the customer.

(3)	The fee is fixed or determinable. The purchase price of the system is fixed, and therefore determinable, by the purchase order.

(4)	Collectibility is reasonably assured. We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed reasonably assured if, based upon our evaluation and historical experience, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

In accordance with SAB No. 104, we account for revenue from sales of systems and system upgrades as follows:

•

For first time sales of a particular system or system upgrade to an existing customer or the sale of any system to a new customer, we recognize revenue when the customer accepts the system or system upgrade, which typically occurs approximately 90 days after shipment. Revenue from these arrangements is not recognized prior to customer acceptance as we do not have a demonstrated history of meeting the performance specifications of the particular system or system upgrade to that customer and the customer may reject the equipment if it fails to meet the agreed-upon performance specifications.

•

For sales of systems or system upgrades to existing customers that have previously purchased similar equipment with the same or similar specifications and previously demonstrated customer acceptance behavior, we recognize revenue as an arrangement within the scope of Emerging Issues Task Force, or EITF, No. 00-21 “Revenue Arrangements with Multiple Deliverables.” We allocate the total revenue to be earned from the arrangement between two separate elements based on objective evidence of fair value. The two elements are defined as the shipment of the system or system upgrade and its installation. Under this multiple-element arrangement, revenues for sales of systems or system upgrades are recognized upon shipment and transfer of title, with a defined portion of the contract price deferred until completion of start-up or acceptance. Generally, 90% of the contract price is recognized as revenue upon shipment and transfer of title of the system or system upgrade. The remaining portion of the total contract price, generally 10%, is recognized as revenue upon final customer acceptance.

We recognize revenue for the shipment of the system or system upgrade apart from the installation based on the following:

•	The delivered system has value to the customer on a stand-alone basis. Other vendors or in-house technicians could install the system if so desired by the customer. The system includes detailed drawings to connect the system to the customer facility. Some minor product enhancements are routinely installed by the customer.

•

We use a relative fair value approach to determine the amount of revenue to be recognized with each element of the contract. We have determined, based on historical data related to the number of hours typically required to install a system and a market-based hourly labor rate, that the value of the installation typically represents approximately 10% of the contract price.

•	Our systems do not normally include the right of return by the customer.

From time to time, we allow customers to evaluate systems. Since customers can return such systems at any time with limited or no penalty, we do not recognize revenue for these evaluation systems until they are accepted by the customer.

For spare parts, we recognize revenue upon shipment. We recognize service contract revenue on a straight-line basis over the service period of the related contract. Shipments of systems for which revenue has not been recognized or service contracts for which the service has not yet been performed are classified as deferred revenue in our consolidated balance sheets.

Inventory Valuation

We analyze the value of our inventory based on a combination of factors, including forecasted revenue or usage, historical usage rates, estimated service period, service inventory requirements, new product introductions and product end-of-life dates. We state our inventories on a first-in, first-out basis at the lower of cost or market value. Our inventories include raw materials, purchased subassemblies and components, work-in-process and shipped systems awaiting customer acceptance, including evaluation units. We review inventory for obsolescence and excess quantities quarterly based on estimated future use of quantities on hand, which we determine based on past usage, planned changes to products and known trends in markets and technology. We maintain a substantial supply of parts for possible use in future repairs and customer field service. As these parts become older, we apply a higher percentage reserve against the recorded balance, recognizing that the older the part, the less likely it will be used. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. We record estimated inventory write-downs as a component of cost of revenue.

Goodwill and Definite-Lived Intangibles

We review our goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and we also review goodwill annually in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Intangible Assets.” We record goodwill and intangible assets, such as acquired technology, in connection with business acquisitions. The value assigned to goodwill and intangible assets is usually based on estimates and judgments regarding expectations for the success and life cycle of products and technology acquired. A severe decline in market conditions could result in significant impairment charges, which could have a material adverse effect on our business, financial condition and results of operations.

The test for goodwill impairment is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. We estimate the fair value using discounted cash flow techniques. If the fair value of a reporting unit exceeds its carrying amount, we do not consider the goodwill of such reporting unit to be impaired. In such a case, the second step of the impairment test, which measures the amount of the impairment loss, is unnecessary. The second step compares the implied fair value of a reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. In accordance with SFAS No. 142, we do not amortize goodwill. Our goodwill was $6.8 million as of March 31, 2007 and $5.9 million as of December 31, 2006. We review goodwill for impairment annually during the fourth quarter of our fiscal year. During the three months ended March 31, 2007 and each of the three years ended December 31, 2006, we did not record any impairment charge for goodwill.

Definite-lived intangible assets include acquired technology, patents and trade names and are amortized on a straight-line basis over their estimated useful lives ranging from three to 20 years. Such amortization was $0.2 million in the first three months of 2007 and $0.8 million in the year ended December 31, 2006. We evaluate the reasonableness of the useful lives of these assets at least annually. The unamortized balances recorded for acquired intangible assets are evaluated periodically for potential impairment. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value of these assets. The carrying value of our definite-lived intangibles was $3.9 million as of March 31, 2007 and $4.1 million as of December 31, 2006. During the three months ended March 31, 2007 and each of the three years ended December 31, 2006, we did not record any impairment charge for definite-lived intangible assets.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our long-lived assets, primarily property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is measured by a comparison of the assets’ carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, we measure the impairment to be recognized based on the amount by which the carrying amount of such assets exceeds their fair value. During the three months ended December 31, 2007 and each of the three years ended December 31, 2006, we did not record any impairment charge for long-lived assets.

Warranty Liabilities

We typically provide our customers with a one- or two-year warranty on our systems and system upgrades and a 90-day warranty on spare parts. We record a provision for estimated warranty costs as a component of cost of revenue when we recognize the related sale. Warranty costs include labor to repair systems and system upgrades and replacement parts for defective items, as well as other costs incidental to warranty repairs. We also net any cost recoveries that we receive under warranties from our suppliers against our warranty expense. We review our warranty costs and update our estimated warranty accruals quarterly. We make changes to the reserve as volume, product mix and actual warranty costs fluctuate. Our warranty reserve was $3.0 million at March 31, 2007, $3.7 million at December 31, 2006 and $2.5 million at December 31, 2005. Warranty expense was $0.2 million in the first three months of 2007, $3.2 million in 2006, $4.4 million in 2005 and $2.4 million in 2004.

Income Taxes

We follow SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Valuation allowances are provided against deferred income tax assets which are not likely to be realized.

Share-Based Compensation

In May 2005, we adopted a stock incentive plan under which a total of 1,500,000 shares of our common stock were reserved for issuance. Stock options may be granted to our employees, non-employee directors and certain consultants and advisors. Options granted under the plan are for periods not to exceed ten years from the date of grant. Exercise prices of non-qualified stock option grants under the plan may be less than, equal to, or greater than the fair market value of our common stock on the date the option is granted. Incentive stock option grants must have exercise prices that are at least 100% of the fair market value of our common stock on the date the option is granted. In May 2005, we granted options to our employees and certain non-employee directors to purchase a total of 1,063,619 shares of our common stock at $7.00 per share. In November 2005, we granted options to one employee to purchase 10,000 shares of our common stock at $7.00 per share. During 2006, we granted options to three employees to purchase a total of 14,547 shares of our common stock at $7.00 per share. In January 2007, we granted options to one employee to purchase 105,000 shares of our common stock at $10.00 per share. As of March 31, 2007, options to purchase an additional 384,970 shares were available for grant under the plan.

Through December 31, 2005, we accounted for our share-based employee compensation arrangements in accordance with the intrinsic value provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value method, total compensation cost is measured on the date of the grants as the difference between the fair value of our common stock on the date of grant and the exercise price multiplied by the number of stock options granted.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” which establishes accounting for share-based awards exchanged for employee services. Under SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award at that date, and is recognized as expense over the requisite service period for the employee, which is generally over the vesting period, on a straight-line basis. We elected to adopt the modified prospective transition method as provided by SFAS No. 123(R). Accordingly, in the three months ended March 31, 2007, we recorded share-based compensation expense totaling $0.3 million. In 2006, we recorded share-based compensation expense totaling $1.1 million, which is the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123(R). We did not restate previously reported amounts.

We estimated total compensation cost under SFAS No. 123(R) for the fair value of each stock option granted in 2005 and 2006 and in the three months ended March 31, 2007 on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of the options granted during 2005 and 2006 and in the three months ended March 31, 2007 was $4.07, $2.08 and $1.80, respectively. The expected life of options granted in 2006 and in the three months ended March 31, 2007 has been determined utilizing the “simplified” method as prescribed by SAB No. 107, “Share-Based Payment.” The expected life of options granted during both periods was 6.0 years. The expected volatilities are based on a peer group of companies because there is not adequate historical data for our own stock.

We have historically granted stock options at exercise prices above the fair value of the underlying common stock, with the exercise prices determined by our board of directors after input from management. In connection with our 2005 and 2006 option grants, our board exercised judgment in determining the exercise price for all such options based on a number of methods and criteria, including:

•	the agreed-upon consideration paid in arm’s-length transactions in connection with the issuance of warrants; and

•	the valuation proposed by a third-party financing source in a proposed, negotiated transaction.

In connection with our option grant in January 2007, the compensation committee of our board of directors exercised judgment in determining the exercise price of the option based on its assessment of the progress we had made and the possibility of our undertaking this offering.

In 2007, we engaged Marshall & Stevens, Inc., an independent valuation firm, to provide a valuation of our common stock as of April 30, 2005 and December 31, 2006 for, among other things, confirmation that the exercise prices of all option grants in 2005, 2006 and January 2007 were in excess of the fair value of the underlying common stock on the grant dates. The valuation of the underlying common stock as of April 30, 2005 was $2.74 per share and as of December 31, 2006 was $3.73 per share. Marshall & Stevens utilized the following methods to arrive at its valuation:

•

a discounted net cash flow analysis to provide an indication of value based upon the present value of anticipated future cash flows, discounted at an appropriate discount rate reflecting the risk inherent in the investment.

•	the capitalized earnings technique, which applies a capitalization rate to a single period economic measure to convert that measure to a value indication.

The results of the independent valuation confirmed that the exercise price of the options we granted in 2005, 2006 and in January 2007 was above the fair market value of our underlying common stock on the grant dates.

As of March 31, 2007 and December 31, 2006, there were $1.0 million and $1.1 million, respectively, of unvested share-based compensation cost after estimated forfeitures related to stock options, which will be recognized over an estimated weighted-average amortization period of approximately two years.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statements of operations expressed both in dollars and as a percentage of revenue.

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
			(in thousands)
Revenue	$63,445	$71,644	$80,158	$16,217	$25,147
Cost of revenue	47,540	47,142	53,636	11,783	16,664

Gross profit	15,905	24,502	26,522	4,434	8,483

Operating expenses
Selling, general and administrative expense	14,829	13,573	14,847	3,522	4,365
Research and development expense	7,117	10,660	12,384	2,979	3,430
Special charges	3,239	—	—	—	—

Operating expenses	25,185	24,233	27,231	6,501	7,795

(Loss) income from operations	(9,280)	269	(709)	(2,067)	688
Interest expense, net	(2,024)	(6,092)	(9,963)	(1,940)	(2,946)
Other income (expense), net	5	(94)	(44)	(38)	4

Loss before income taxes	(11,299)	(5,917)	(10,716)	(4,045)	(2,254)
Provision (benefit) for income taxes	22	337	61	(62)	52

Net loss	$(11,321)	$(6,254)	$(10,777)	$(3,983)	$(2,306)

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	74.9	65.8	66.9	72.7	66.3

Gross profit	25.1	34.2	33.1	27.3	33.7

Operating expenses
Selling, general and administrative expense	23.4	18.9	18.5	21.7	17.4
Research and development expense	11.2	14.9	15.5	18.4	13.6
Special charges	5.1	—	—	—	—

Operating expenses	39.7	33.8	34.0	40.1	31.0

(Loss) income from operations	(14.6)	0.4	(0.9)	(12.8)	2.7
Interest expense, net	(3.2)	(8.5)	(12.4)	(11.9)	(11.7)
Other income (expense), net	0.0	(0.1)	(0.1)	(0.2)	0.0

Loss before income taxes	(17.8)	(8.3)	(13.4)	(24.9)	(9.0)
Provision (benefit) for income taxes	0.0	0.4	0.0	(0.3)	0.2

Net loss	(17.8)%	(8.7)%	(13.4)%	(24.6)%	(9.2)%

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Revenue. Revenue increased by $8.9 million, or 55.1%, to $25.1 million in the three months ended March 31, 2007 from $16.2 million in the three months ended March 31, 2006. Revenue from the sale of systems increased by $3.3 million, or 28.4%, to $15.1 million in the three months ended March 31, 2007 from $11.7 million in the three months ended March 31, 2006. The increase in systems revenue resulted from an increase in single-wafer system sales of $1.6 million and an increase in batch-immersion system sales of $1.7 million.

Aftermarket revenue increased by $5.6 million, or 125.2%, to $10.1 million in the three months ended March 31, 2007 from $4.5 million in the three months ended March 31, 2006. The increase was attributable to $5.8 million in aftermarket sales resulting from our October 2006 acquisition of SCP, partially offset by a $0.2 million decrease in sales of spare parts for our batch-immersion systems.

Revenue from sales to customer sites located outside the United States accounted for approximately 61% of our revenue in the three months ended March 31, 2007 compared with 79% in the three months ended March 31, 2006.

Cost of revenue and gross profit. Cost of revenue increased by $4.9 million, or 41.4%, to $16.7 million in the three months ended March 31, 2007 from $11.8 million in the three months ended March 31, 2006. Gross profit increased by $4.1 million to $8.5 million in the three months ended March 31, 2007 from $4.4 million in the three months ended March 31, 2006. Gross profit as a percentage of revenue increased to 33.7% in the three months ended March 31, 2007 from 27.3% in the three months ended March 31, 2006. The increase in gross margin resulted primarily from increased aftermarket revenues associated with the SCP acquisition and warranty costs related to new products that were incurred in the three months ended March 31, 2006 that did not repeat in the 2007 period.

Selling, general and administrative expense. Selling, general and administrative expense increased by $0.8 million, or 23.9%, to $4.4 million in the three months ended March 31, 2007 from $3.5 million in the three months ended March 31, 2006. The increase resulted primarily from additional expenses related to our acquisition of SCP. Selling, general and administrative expense as a percentage of revenue was 17.4% in the three months ended March 31, 2007, compared with 21.7% in the three months ended March 31, 2006. The decrease in the three months ended March 31, 2007 as a percentage of revenue resulted primarily from the increased absorption of fixed expenses as a result of our increased revenues.

Research and development expense. Research and development expense increased by $0.5 million, or 15.1%, to $3.4 million in the three months ended March 31, 2007 from $3.0 million in the three months ended March 31, 2006. The increase resulted primarily from additional expenses related to our acquisition of SCP. Research and development expense as a percentage of revenue decreased to 13.6% in the three months ended March 31, 2007 from 18.4% in the three months ended March 31, 2006. The decrease in the three months ended March 31, 2007 as a percentage of revenue resulted primarily from the increased absorption of fixed expenses as a result of our increased revenues.

Interest expense. Interest expense was $2.9 million in the three months ended March 31, 2007, compared with $1.9 million in the three months ended March 31, 2006. Interest paid in cash was $0.7 million in the three months ended March 31, 2007 and $0.4 million in the three months ended March 31, 2006. Interest accrued and added to the outstanding principal amount of the related debt or other obligations was $1.2 million in the three months ended March 31, 2007 and $1.6 million in the three months ended March 31, 2006. Amortization of debt issuance costs and discounts was $0.6 million in the three months ended March 31, 2007 and $0.5 million in the three months ended March 31, 2006. The $1.0 million increase in interest expense in the three months ended March 31, 2007 was due primarily to interest charges associated with our higher level of indebtedness in the three months ended March 31, 2007 and an increase in interest rates.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenue. Revenue increased by $8.5 million, or 11.9%, to $80.2 million in 2006 from $71.6 million in 2005. Revenue from the sale of systems decreased by $4.7 million, or 8.4%, to $51.9 million in 2006 from $56.6 million in 2005. The decrease in systems revenue resulted from a reduction in sales of single-wafer systems of $7.2 million, partially offset by a $2.5 million increase in batch-immersion system sales. In 2005, we had a significant order from a single-wafer customer that added capacity in 2005 but did not need additional capacity in 2006.

Aftermarket revenue increased by $13.2 million, or 88.0%, to $28.3 million in 2006 from $15.0 million in 2005. The increase in aftermarket revenue resulted principally from strong demand for batch-immersion system upgrades in 2006. In addition, approximately $5.7 million of the increase was attributable to aftermarket sales resulting from our October 2006 acquisition of SCP.

Revenue from sales to customer sites located outside the United States accounted for approximately 68% of our revenue in 2006 compared with 74% in 2005.

Cost of revenue and gross profit. Cost of revenue increased by $6.5 million, or 13.8%, to $53.6 million in 2006 from $47.1 million in 2005. Gross profit increased by $2.0 million to $26.5 million in 2006 from $24.5 million in 2005. Gross profit as a percentage of revenue decreased to 33.1% in 2006 from 34.2% in 2005. The decrease in gross margin resulted primarily from our launch of a new single-wafer system in 2006 and higher associated installation and warranty costs. The decrease was partially offset by increased aftermarket revenues, particularly from system upgrades that typically carry higher gross margins than system sales.

Selling, general and administrative expense. Selling, general and administrative expense increased by $1.3 million, or 9.4%, to $14.8 million in 2006 from $13.6 million in 2005. The increase resulted principally from $0.9 million in share-based compensation expense and $0.5 million in additional expenses related to our acquisition of SCP. Selling, general and administrative expense as a percentage of revenue was 18.5% in 2006, compared with 18.9% in 2005. The decrease in 2006 as a percentage of revenue resulted primarily from a shift to increased direct sales, which carry lower costs as a percentage of sales generated at our current levels of sales force productivity, rather than from independent sales representatives.

Research and development expense. Research and development expense increased by $1.7 million, or 16.2%, to $12.4 million in 2006 from $10.7 million in 2005. The increase resulted principally from increased spending on our new single-wafer system and the development of new features for our single-wafer systems. As a result, research and development expense as a percentage of revenue increased to 15.4% in 2006 from 14.9% in 2005.

Interest expense. Interest expense was $10.0 million in 2006, compared with $6.1 million in 2005. Interest paid in cash was $2.5 million in 2006 and $1.3 million in 2005. Interest accrued and added to the outstanding principal amount of the related debt or other obligations was $5.3 million in 2006 and $3.1 million in 2005. Amortization of debt issuance costs and discounts was $2.2 million in 2006 and $1.7 million in 2005. The $3.9 million increase in interest expense in 2006 was due primarily to interest charges associated with our higher level of indebtedness in 2006 and an increase in interest rates.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenue. Revenue increased by $8.2 million, or 12.9%, to $71.6 million in 2005 from $63.4 million in 2004. Revenue from the sale of systems increased by $11.7 million, or 25.8%, to $56.6 million in 2005 from $45.0 million in 2004. The increase in systems revenue resulted primarily from an increase of single-wafer system sales of $27.9 million, offset by a reduction of batch-immersion system sales of $16.3 million. The reduction in batch-immersion system sales was primarily the result of a shift in our sales focus to our single-wafer system which we acquired in 2004.

Aftermarket revenue decreased by $3.5 million, or 18.9%, to $15.0 million in 2005 from $18.5 million in 2004. This decrease also was primarily the result of a shift in our sales focus to our single-wafer systems.

Revenue from sales to customer sites located outside the United States accounted for approximately 74% of our revenue in 2005 compared with 46% in the 2004.

Cost of revenue and gross profit. Cost of revenue decreased by $0.4 million, or 0.8%, to $47.1 million in 2005 from $47.5 million in 2004. Gross profit increased by $8.6 million to $24.5 million in 2005 from

$15.9 million in 2004. Gross profit as a percentage of revenue increased to 34.2% in 2005 from 25.1% in 2004. The increase in gross margin resulted from cessation of manufacturing operations in Santa Ana, California and consolidation of operations into our Pennsylvania facility, thus resulting in lower fixed manufacturing costs being spread over the higher revenue recorded in 2005.

Selling, general and administrative expense. Selling, general and administrative expense decreased by $1.3 million, or 8.5%, to $13.6 million in 2005 from $14.8 million in 2004. The decrease resulted primarily from the reduction of selling, general and administrative expense of the single-wafer business we acquired in 2004. As a result, selling, general and administrative expense as a percentage of revenue decreased to 18.9% in 2005 from 23.4% in 2004

Research and development expense. Research and development expense increased by $3.5 million, or 49.8%, to $10.7 million in 2005 from $7.1 million in 2004. The increase resulted primarily from increased spending on the development and enhancement of our single-wafer system. Because of the substantial dollar increase, research and development expense as a percentage of revenue increased to 14.9% in 2005 from 11.2% in 2004.

Special charges. In 2004, we incurred special charges of $3.2 million. We did not incur any such expenses in 2005. Special charges in 2004 included $1.7 million for the costs of audits, reviews and other professional services rendered in connection with our withdrawn initial public offering, and a $1.5 million termination fee paid to the general partner of Sunrise Capital to terminate a management agreement, under which Sunrise Capital’s general partner provided financial, management and operations consulting services to us, and a change in control agreement.

Interest expense. Interest expense, was $6.1 million in 2005, compared with $2.0 million in 2004. Interest paid in cash was $1.3 million in 2005 and $0.7 million in 2004. Interest accrued and added to the outstanding principal amount of the related debt and other obligations was $3.1 million in 2005 and $0.5 million in 2004. Amortization of debt issuance costs and discounts was $1.7 million in 2005 and $0.8 million in 2004. The $4.1 million increase in interest expense in 2005 was due primarily to interest charges associated with an increase in debt financings and interest rates in 2005.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations for each of the five quarters ended March 31, 2007. The first table presents the information in dollars, and the second table presents the information as a percentage of revenue. You should read the following tables together with our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. The tables include all normal recurring adjustments that we consider necessary for fair statement of our operating results for the quarters presented. Our quarterly results of operations have varied in the past and are likely to continue to vary in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of future performance.

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(in thousands) (unaudited)
Revenue	$16,217	$20,749	$20,429	$22,763	$25,147
Cost of revenue	11,783	13,930	13,473	14,450	16,664

Gross profit	4,434	6,819	6,956	8,313	8,483

Operating expenses
Selling, general and administrative expense	3,522	3,665	3,067	4,593	4,365
Research and development expense	2,979	3,140	2,996	3,269	3,430

Operating expenses	6,501	6,805	6,063	7,862	7,795

(Loss) income from operations	(2,067)	14	893	451	688
Interest expense, net	(1,940)	(2,313)	(2,807)	(2,903)	(2,946)
Other income (expense), net	(38)	(22)	(4)	20	4

Loss before income taxes	(4,045)	(2,321)	(1,918)	(2,432)	(2,254)
Provision (benefit) for income taxes	(62)	74	45	4	52

Net loss	$(3,983)	$(2,395)	$(1,963)	$(2,436)	$(2,306)

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	72.7	67.1	66.0	63.5	66.3

Gross profit	27.3	32.9	34.0	36.5	33.7

Operating expenses
Selling, general and administrative expense	21.7	17.7	15.0	20.2	17.4
Research and development expense	18.4	15.1	14.7	14.3	13.6

Operating expenses	40.1	32.8	29.7	34.5	31.0

(Loss) income from operations	(12.8)	0.1	4.3	2.0	2.7
Interest expense, net	(11.9)	(11.2)	(13.7)	(12.8)	(11.7)
Other income (expense), net	(0.2)	(0.1)	(0.0)	0.1	0.0

Loss before income taxes	(24.9)	(11.2)	(9.4)	(10.7)	(9.0)
Provision (benefit) for income taxes	(0.3)	0.3	0.2	0.0	0.2

Net loss	(24.6)%	(11.5)%	(9.6)%	(10.7)%	(9.2)%

Our revenue has generally increased in each quarter presented with the exception of the third quarter of 2006. The increases are primarily the result of an increase in revenue from our batch-immersion product line as well as an increase in aftermarket revenue, particularly following our acquisition of SCP in October 2006. Cost of revenue has generally decreased as a percentage of revenue in each quarter presented due to greater absorption of manufacturing overhead as our fixed costs are spread over a higher revenue base and an increase in higher margin aftermarket revenue. Results for the first quarter of 2007 was negatively impacted by product mix.

Liquidity and Capital Resources

Sources of Liquidity

Historically, we have required external capital to fund our working capital needs, satisfy our debt service obligations, fund our operating losses and purchase new equipment. We have relied on capital contributions and debt financings from Sunrise Capital, our principal stockholder, as well as financings from third parties to fund our liquidity needs since our inception in 1999. As of March 31, 2007, we had cash and cash equivalents of $1.0 million and total indebtedness for borrowed money of $59.4 million, net of unamortized discounts of $1.3 million. As of December 31, 2006, we had cash and cash equivalents of $1.1 million and total indebtedness for borrowed money of $58.6 million net of unamortized discounts of $1.7 million, compared to cash and cash equivalents of $0.8 million and total indebtedness for borrowed money of $38.3 million, net of unamortized discounts of $3.2 million, as of December 31, 2005. The increase in indebtedness during 2006 was the result of increased borrowings under our line of credit with PNC Bank of $3.9 million, $9.0 million of proceeds from our BHC term loan, of which approximately $4.1 million was used to repay our then outstanding term loan with another party, the issuance of the $3.0 million convertible note to Piper Holdings in connection with our acquisition of SCP, an increase in our Sunrise Capital notes payable as a result of adding accrued interest of $6.2 million to principal, and the issuance of our $0.8 million note to Sunrise Capital.

Cash Flows

The following table provides information regarding our cash flows for the stated periods.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Cash provided by (used in):
Operating activities	$(16,344)	$(6,797)	$(7,719)	$940	$(375)
Investing activities	$(1,880)	$(1,766)	$(1,793)	$(638)	$1,288
Financing activities	$18,606	$8,575	$9,906	$525	$(1,021)

Cash used in operating activities. Net cash used in operating activities is affected by our investments in sales and marketing, research and development, customer service and support, and corporate administration to support the growth of our business. We also use cash to support changes in inventory, accounts receivable, accounts payable and other current assets and liabilities. Accounts receivable balances at quarter and year-ends have historically been affected by the timing of orders from our customers.

For the three months ended March 31, 2007, net cash used in operating activities was $0.4 million, primarily consisting of our net loss of $2.3 million, our use of $1.2 million to fund our net increase in inventory as a result of the shipment of an evaluation tool to a customer, an increase in prepaid expenses and other current assets of $1.2 million primarily related to deposits to vendors, an increase of $0.4 million of accounts receivable and a decrease of accrued expenses of $2.4 million, which includes $1.1 million of reimbursement of restricted cash to Piper Holdings, $0.7 million of warranty reserves and $0.5 million of accrued bonuses, offset by an increase of $2.0 million in deferred revenue primarily related to the evaluation tool described above and an increase in accounts payable of $1.9 million. Our net loss in the three months ended March 31, 2007 of $2.3 million included the following non-cash items: non-cash interest expense of $1.6 million; amortization of debt issuance costs and discounts of $0.6 million; depreciation of $0.3 million; share-based compensation expense of $0.3 million; and amortization of intangibles of $0.2 million.

Net cash used in operating activities was $7.7 million in 2006, $6.8 million in 2005 and $16.3 million in 2004. Net cash used in operating activities in 2006 primarily consisted of our net loss of $10.8 million, our use of $3.2 million to fund our net increase in inventory, principally to provide additional evaluation systems to current and prospective customers, and an increase in other assets of $1.3 million, including a $0.9 million increase in vendor deposits. In addition, net cash used in operating activities in 2006 included a decrease in deferred revenue of $3.5 million as we had fewer systems awaiting acceptance at the end of 2006 as compared to 2005, and a reduction in accrued expenses of $1.1 million primarily related to reimbursements to Piper Holdings of $0.7 million for cash in acquired foreign subsidiaries and payments of royalties. These cash uses were partially offset by the following non-cash items included in our net loss of $10.8 million: non-cash interest expense of $5.3 million; amortization of debt issuance costs and discounts of $2.2 million; depreciation of $1.6 million; share-based compensation expense of $1.1 million; amortization of intangibles of $0.8 million; and an increase in inventory reserves of $0.8 million.

Cash used in investing activities. Net cash used in investing activities primarily relates to capital expenditures to support our growth, including for computer equipment, internal use software, furniture and fixtures and engineering and test equipment. Such uses of cash also include that portion of expenditures for intellectual property relating to obtaining patents which are capitalized, and the cash portion of acquisitions and related expenses.

For the three months ended March 31, 2007, net cash provided by investing activities was $1.3 million, primarily due to the release of restricted cash of $1.6 million, offset by $0.3 million of capital expenditures. Net cash used in investing activities was $1.8 million in 2006, $1.8 million in 2005 and $1.9 million in 2004. Net cash used for capital expenditures was $1.3 million in 2006, $1.2 million in 2005 and $1.7 million in 2004. Net cash used in the acquisition of businesses, which includes transaction costs and subsequent royalty payments, net of notes issued in connection with acquisitions, was $0.2 million in 2006, $0.3 million in 2005 and $0.2 million in 2004. Net cash used in obtaining patents was $0.3 million in each of 2006 and 2005. We did not capitalize any patent-related expenditures in 2004.

Cash provided by financing activities. For the three months ended March 31, 2007, net cash used in financing activities was $1.0 million primarily due to $1.0 million in net repayments on our line of credit with PNC Bank. Net cash provided by financing activities was $9.9 million in 2006, $8.6 million in 2005 and $18.6 million in 2004. Net cash provided by financing activities in 2006 primarily consisted of $3.9 million in net borrowings under our line of credit with PNC Bank, $9.0 million in borrowings under our BHC term loan, a $0.8 million note issued to Sunrise Capital and a $1.1 million liability to a related party. We used approximately $4.1 million of the borrowings under our BHC term loan to repay our then outstanding term loan with another party. We used the remainder of these borrowings primarily to fund our net increase in working capital.

Description of Indebtedness

The following is a description of our outstanding indebtedness as of March 31, 2007. All of the indebtedness to Sunrise Capital described below is secured by a lien on substantially all of our assets. These liens are subordinated to the liens of PNC Bank and BHC and rank equally with the lien of Piper Holdings that is described below. As a result of extensions of the maturity dates of the various Sunrise Capital notes, all of the Sunrise Capital indebtedness is currently due in July 2008 or earlier upon consummation of a liquidity event, which includes this offering. In addition, each of the Sunrise Capital notes was amended to provide that interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. Upon the completion of this offering, we expect to repay a substantial portion of the obligations to Sunrise Capital described below. Any of the notes to Sunrise Capital that are not repaid will be converted into shares of our common stock at the initial public offering price. Based on the assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, we estimate that we will use an aggregate of $             million of the net proceeds from this offering to repay obligations to Sunrise Capital and that an aggregate of $             million in principal amount of debt payable to Sunrise Capital will be converted into an aggregate of              shares of our common stock.

PNC Bank Line of Credit. In August 2005, we entered into a three-year revolving line of credit with PNC Bank. The line of credit provides for borrowings of up to $20.0 million and is secured by a lien on substantially all of our assets. The line of credit has a borrowing base of eligible accounts receivable and inventory. Borrowings under the line of credit bear interest at PNC Bank’s prime rate plus 1% or LIBOR plus 3.5%. As of March 31, 2007, outstanding borrowings under the line of credit were $14.9 million, bearing interest at an annual rate of 9.25%. In connection with entering into the line of credit, we issued to PNC Bank warrants to purchase 30,000 shares of our common stock at $7.10 per share. The fair value of the warrants of $0.1 million was determined using the Black-Scholes pricing model and is being amortized over three years on a straight-line basis. In connection with our April 2006 amendment of the line of credit, we issued to PNC Bank warrants to purchase an additional 30,000 shares of our common stock at $7.10 per share. The fair value of the warrants of $0.1 million was determined using the Black-Scholes pricing model and is being amortized over three years on a straight-line basis. The value of the discount ascribed to the warrants and related debt issuance costs are being amortized as interest expense over the term of the line of credit. As of March 31, 2007, the unamortized amount was less than $0.1 million.

The line of credit contains restrictive covenants that, among other things, prohibit us from paying cash dividends and limit our capital expenditures. The line of credit also contains affirmative covenants that require us, among other things, to meet certain levels of financial performance and maintain a fixed charge coverage ratio, a leverage ratio and a minimum level of net worth. We plan to repay all amounts outstanding under this line of credit with a portion of the net proceeds from this offering, although we expect that the line will remain available for future borrowings until its expiration in August 2008.

BHC Term Loan. In July 2006, we entered into a term loan with BHC Interim Funding II, L.P. under which we borrowed an aggregate of $9.0 million and issued to BHC warrants to purchase an aggregate of 240,623 shares of our common stock at $7.10 per share. The loan is due and payable in January 2008 and bears interest at an annual rate of 12%. The loan is secured by a lien on substantially all of our assets. This lien is subordinated to the lien of PNC Bank, but ranks senior to the liens of Piper Holdings and Sunrise Capital described herein. The value of the discount ascribed to the warrants and related debt issuance costs are being amortized as interest expense over the life of the loan. As of March 31, 2007, the unamortized amount was $0.1 million. We plan to repay this loan with a portion of the net proceeds from this offering. We will incur a termination fee of $0.5 million in connection with repaying this loan.

$3.0 Million Convertible Note. In connection with our acquisition of SCP in October 2006, we issued a $3.0 million secured subordinated convertible note to Piper Holdings. The note bears interest at an annual rate of 6% and is convertible into 422,535 shares of our common stock at a conversion price of $7.10 per share. The note is secured by a lien on substantially all of our assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the liens of Sunrise Capital described above. Unless previously converted, the unpaid principal balance of this note is due in January 2008. Upon completion of this offering, we plan to give Piper Holdings notice that we intend to repay this note with a portion of the net proceeds from this offering. We assume that Piper Holdings will elect to convert the note into shares of our common stock. If Piper Holdings does not convert the note, we plan to repay the note with a portion of the net proceeds from this offering.

$2.9 Million Note Payable to Sunrise Capital. In March 2004, we issued a secured promissory note to Sunrise Capital in the initial principal amount of approximately $2.9 million in connection with our acquisition of Verteq. The note bears interest at a reference bank’s prime rate plus an applicable margin. The note was amended in January 2005 to, among other things, increase the margin to 6.5%. On December 15, 2005 the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each June 15 and December 15. These increases will continue until all amounts are repaid. As of March 31, 2007, the annual interest rate on the note was 17.75% and the outstanding principal amount of the note was $4.1 million.

$7.6 Million Note Payable to Sunrise Capital. In September 2004, we issued a secured promissory note to Sunrise Capital in the initial principal amount of approximately $7.6 million. We used the proceeds from this note for working capital, to repay all amounts owing to Sunrise Capital under a short-term borrowing arrangement, to reimburse Sunrise Capital for certain expenses incurred on our behalf, to pay all accrued fees owing under a management agreement with the general partner of Sunrise Capital and to pay a fee to terminate the management agreement and another agreement with Sunrise Capital’s general partner under which we agreed to pay the general partner specified amounts in connection with certain change in control transactions. The note bears interest at a reference bank’s prime rate plus an applicable margin. The initial margin was 6.5%. On March 21, 2005, the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each September 21 and March 21. These increases will continue until all amounts are repaid. As of March 31, 2007, the annual interest rate on the note was 18.75% and the outstanding principal amount of the note was $10.9 million.

$12.5 Million Note Payable to Sunrise Capital. In January 2005, we issued a secured promissory note to Sunrise Capital in the initial principal amount of $12.5 million. We used the proceeds from this note for working capital purposes. The note bears interest at a reference bank’s prime rate plus an applicable margin. The initial margin was 6.5%. On December 15, 2005, the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each June 15 and December 15. These increases will continue until all amounts are repaid. As of March 31, 2007, the annual interest rate on the note was 17.75% and the outstanding principal amount of the note was $16.2 million.

$1.5 Million Note Payable to Sunrise Capital. In May 2005, we issued an unsecured promissory note to Sunrise Capital in the initial principal amount of $1.5 million. In April 2006, the note was amended and restated and was secured by a lien on substantially all of our assets. We used the proceeds from this note for working capital purposes. The note bears interest at an annual rate of 11.75%. As of March 31, 2007, the outstanding principal amount of the note was $1.8 million.

$750,000 Note Payable to Sunrise Capital. In April 2006, we issued a secured promissory note to Sunrise Capital in the initial principal amount of $750,000. We used the proceeds from this note for working capital purposes. The note bears interest at an annual rate of 11.75%. As of March 31, 2007, the outstanding principal amount of the note was $0.8 million.

Contractual Obligations

The following table summarizes the timing of future cash payments due under certain contractual obligations as of March 31, 2007:

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
	(in thousands)
Debt obligations	$72,022	$13,122	$58,889	$—	$—
Capital leases	$5	$5	$—	$—	$—
Operating leases	$8,503	$1,964	$2,355	$1,491	$2,693

Included in the table above is $5.0 million in rent expense for the Boise facility that we expect to exit in 2007. We expect to move those operations to smaller premises in Boise. The amounts above relating to variable rate debt assume that the applicable rate at March 31, 2007 will remain constant throughout the term of the applicable obligation.

In connection with the Verteq acquisition, we entered into a royalty agreement with Westar Capital II, LLC under which we agreed to make payments to Westar Capital for sales of certain single-wafer products by us for five years from the date of the acquisition in March 2004, subject to certain setoffs and with an aggregate minimum royalty payment of $2.0 million for the first two years following the closing of the acquisition. The royalty percentage is 8% of certain single-wafer product sales in the first year following the closing, 7% in the second year, 4% in the third year, 3% in the fourth year and 2% in the fifth year. The above table does not include any payments under this agreement with Westar Capital.

In connection with the SCP acquisition, we entered into a royalty agreement under which we agreed to make payments to Piper Holdings for sales of spare parts by us for SCP systems for 15 months commencing January 1, 2007. The royalty percentage is 15% of sales of the relevant spare parts. We will make royalty payments, if any, quarterly in arrears, 45 days following the end of a fiscal quarter. The above table does not include any payments under this agreement with Piper Holdings.

Funding Requirements

Our future capital requirements will depend on many factors, including our sales growth, the costs of developing new or enhanced products, the costs associated with our expansion of our sales and marketing and customer service and support efforts and the number and timing of future acquisitions. We believe that the net proceeds from this offering, combined with our existing capital resources and any cash that we may generate from operations, will be sufficient to meet our anticipated capital and operating needs for at least the next twelve months. However, our long-term financing requirements will depend significantly on our ability to maintain sales and to achieve profitability and, in the event of a downturn in our industry, our ability to reduce our expenses. We may seek to raise additional capital, and we may need to raise additional capital or debt financing to complete any acquisition. There can be no assurance that additional equity or debt financing, if required, will be available when needed and, if such financing is available, it may not be available on terms favorable to us.

Recent Accounting Pronouncements

In February 2007, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” was issued, which permits entities to elect to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective for us on January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 159 will have on our financial statements.

In September 2006, SFAS No. 157, “Fair Value Measurements,” was issued, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 will be effective for us on January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 157 will have on our financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using multiple approaches and provides for a one-time cumulative effect transition adjustment. We adopted SAB No. 108 in the fourth quarter of 2006, and the adoption of SAB No. 108 had no impact on our financial statements.

In June 2006, Financial Accounting Standards Board Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109,” was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 defines the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 did not have a material effect on our financial statements.

In May 2005, SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes,” and FAS No. 3, “Reporting Accounting Changes in Interim Financial

Statements,” was issued. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material effect on our financial statements.

In November 2004, SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4,” was issued. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that such items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB No. 43. SFAS No. 151 also introduces the concept of “normal capacity” and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted SFAS No. 151 effective January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Our financial market risk includes risks associated with international operations and related foreign currencies. We anticipate that sales to customer sites located outside the United States will continue to account for a significant portion of our revenue. Our international sales are largely denominated in U.S. dollars and, therefore, are not subject to material foreign currency exchange risk. We have not attempted to mitigate the impact of foreign currency fluctuations on the translation of our subsidiaries’ net assets and results of operations, nor do we enter into derivative financial instruments for speculative purposes.

Our financial market risk also includes risks associated with fluctuations in interest rates in connection with our debt obligations. As of March 31, 2007, we had $46.0 million of variable rate debt outstanding with a weighted average variable interest rate of 15.5%. An increase of 1% in the weighted average variable interest rate on our variable rate debt for the first three months of 2007 would have increased our net loss for such period by $0.1 million. As of December 31, 2006, we had $45.8 million of variable rate debt outstanding with a weighted average variable interest rate of 15.0%. An increase of 1% in the weighted average variable interest rate on our variable rate debt for 2006 would have increased our net loss for the year by $0.4 million. After the application of the net proceeds from this offering, we expect to have no indebtedness outstanding for borrowed money. Therefore, our exposure to fluctuations in interest rates, at least in the short term, will be reduced.

BUSINESS

Overview

We design, manufacture, install and service advanced surface preparation systems used in the manufacture of semiconductor devices. The process of manufacturing semiconductor devices from a silicon wafer consists of numerous steps. Many of these steps involve the preparation of the surface of the wafer by removing particles and cleaning or selectively etching residues and films. If these contaminants are not removed without damaging the devices being made, some or all of the devices on the wafer could be rendered inoperable. Our advanced surface preparation equipment is used by semiconductor manufacturers in the fabrication of a diverse range of semiconductor devices.

The continuing evolution of the semiconductor industry towards smaller and more complex devices makes the removal of contaminants more difficult and increases the risk that these contaminants will create critical defects. In addition, new materials used in the manufacture of advanced semiconductor devices are increasingly susceptible to damage by conventional surface preparation methods. Defects in and damage to devices have the direct effect of reducing manufacturing yields and, therefore, the profitability of semiconductor device manufacturers. Furthermore, as manufacturers use larger wafers so that more devices are created from each wafer, the economic impact of critical defects and damage rises significantly. As a result of these trends, the selection of yield-improving surface preparation equipment is becoming increasingly important to our customers.

Our systems are used in yield-critical surface preparation process steps in the manufacture of a wide variety of semiconductor devices, including logic devices, analog devices, flash memory, dynamic random access memory, or DRAM, and micro-electro mechanical systems, or MEMS. In addition, our systems are used to clean bare silicon and test wafers as well as photomasks used in the production of semiconductor devices. We are able to address a wide variety of surface preparation applications in a number of semiconductor market segments because we offer both single-wafer and batch-immersion systems that can be configured, as needed, with proprietary megasonics, spray and drying technologies. Our single-wafer systems process one wafer at a time in each process chamber, while our batch-immersion systems simultaneously process 25 to 100 wafers in each process chamber.

Our customers include semiconductor device manufacturers, consisting of integrated device manufacturers and foundries, specialized wafer manufacturers and photomask manufacturers. These customers include Samsung Electronics Co., Ltd., STMicroelectronics N.V., National Semiconductor Corporation Silterra Manufacturing, Inc., Kinik, Inc. and Micron Technology, Inc. As of March 31, 2007, almost 500 of our systems were installed at more than 80 semiconductor fabrication sites worldwide. In addition, as a result of our October 2006 acquisition of SCP Global Technologies, Inc., we provide upgrades, spare parts and service for an installed base of over 1,000 systems manufactured and sold by SCP and its predecessors.

Industry Background

Growth in the semiconductor industry has been driven by global demand for semiconductor devices used in a broad range of electronic products such as computers, telecommunications and information technology infrastructure, mobile phones, MP3 players, printers, personal digital assistants, digital cameras, televisions, audio systems and automobiles. The market for equipment used in the manufacture of semiconductor devices is driven by the needs of semiconductor device manufacturers either to add manufacturing capacity to meet growing semiconductor demand or to invest in advanced manufacturing capabilities that utilize technological innovations to enhance device performance. Thus, this market is characterized by rapid technological development and product innovation.

Key trends impacting the semiconductor industry today include:

•	Shrinking device feature sizes, or geometries, measured in nanometers, or billionths of a meter. As feature sizes become smaller, more devices can be produced on a wafer and devices typically exhibit improved performance. According to an April 2007 report by Gartner Dataquest, an independent technology research firm, 67% of the wafer fabrication equipment shipped in 2000 was for production of semiconductor devices with geometries of 250nm and larger, while Gartner forecasts that in 2007, 82% of the wafer fabrication equipment shipped will be for production of devices with geometries of 90nm or smaller.

•

Increasing device complexity, including devices with thinner and more interconnect layers. More layers enables more transistors to be placed in a semiconductor device of a given size, which enhances device functionality.

•

The use of new materials in the manufacturing process for many advanced semiconductor devices, such as copper as an interconnect material, and high-performance insulating materials, known as low-k dielectrics. These materials improve key electrical properties that may become compromised as feature sizes become smaller.

•

The migration to larger wafers, which is driven by the desire of semiconductor manufacturers to achieve greater economies of scale. The most recent transition is from 200mm to 300mm wafers. More than twice as many devices of a given size can be produced on a 300mm wafer than on a 200mm wafer. According to the Gartner report, only 4% of the wafer fabrication equipment shipped in 2000 was for production of semiconductor devices on 300mm wafers, while Gartner forecasts that in 2007, 83% of the wafer fabrication equipment shipped will be for production of devices on 300mm wafers.

According to the Gartner report, the size of the semiconductor wafer fabrication equipment market was $26.0 billion in 2005. Gartner forecasts that the semiconductor wafer fabrication equipment market will increase to $38.9 billion in 2011. Our products serve the surface preparation market, primarily the segments of the semiconductor wafer fabrication equipment market defined by Gartner as single-wafer processors and auto wet stations. Gartner forecasts that these two wet cleaning markets will increase from an aggregate of $1.5 billion in 2005 to $1.9 billion in 2011, representing a 4.3% compound annual growth rate. The single-wafer processor market alone is forecast by Gartner to increase from $0.5 billion in 2005 to $1.0 billion in 2011, representing a 10.1% compound annual growth rate.

The Role of Surface Preparation in Semiconductor Device Manufacturing

The process of manufacturing semiconductor devices from a silicon wafer frequently entails several hundred steps. This process begins with the modification, or doping, of the wafer and the deposition and etching of several layers of materials to create transistors. This portion of the process is referred to as front-end-of-line, or FEOL. The individual transistors are then inter-connected by the deposition and etching of a series of metal layers, separated by dielectric, or insulating, layers. This portion of the process is known as back-end-of-line, or BEOL. The wafers are then sealed with a protective layer, electrically tested and diced into individual devices. Throughout the manufacturing process, various contaminants need to be removed from the surface of the wafer using liquid chemistries, a surface preparation process known as wet cleaning. During the manufacture of the most advanced devices, the wafer may undergo up to 100 wet cleaning steps. Many of these steps are distinct and require their own specialized processes.

The following diagram illustrates the major FEOL and BEOL process steps in semiconductor device manufacturing, including the role of wet cleaning:

Our products can be used in the following surface preparation steps:

Pre-Epi Clean. The first step in the semiconductor device manufacturing process involves the deposition of an initial layer on the wafer by means of an epitaxial process, which applies heated gases to the wafer surface. The wafer surface must be cleaned prior to the epitaxial step.

Post-Implant Clean. During the semiconductor device manufacturing process, the features of the various device layers are defined by photolithography, a process by which patterns are transferred to a light sensitive material, called photoresist, which coats the wafer surface. Doping of the wafer requires multiple sequences of photolithography followed by ion implantation, photoresist strip and cleaning. For example, a flash memory device undergoes this doping sequence 20 to 30 times. Photoresist strip, often accomplished by way of plasma ashing, removes the bulk of unexposed photoresist and must be followed by a post-implant clean step to remove any remaining photoresist and other contaminants prior to the next photolithography process step.

Pre-Deposition Clean. Following completion of multiple doping sequences in FEOL, cleaning is required prior to the high-temperature deposition of layers on the wafer. This pre-deposition cleaning removes contaminants that can change device characteristics if the heat causes them to diffuse into the wafer.

Post-Deposition Clean. Typically after deposition and prior to photolithography, in both FEOL and BEOL, the front side and back side of the wafer surface must be cleaned to remove surface anomalies that might distort the images projected onto the wafer during photolithography.

Post-Etch/Ash Clean. After photolithography, in both FEOL and BEOL, materials under the exposed photoresist are etched and the unexposed photoresist is then stripped from the wafer surface. This process creates channels in the deposited layers known as trenches and vias. Following the etch and strip steps, the walls and bases of the trenches and vias must be cleaned of contaminants prior to filling these channels with other materials.

Post-CMP Clean. Following the deposition of materials into the channels in both FEOL and BEOL, the surface of the wafer is leveled by a process called chemical mechanical planarization, or CMP. CMP involves scrubbing the wafer using slurries. Following CMP, the wafer must be cleaned to remove the slurry and other residues and particles.

In addition to these wet cleaning steps, our products can address other surface preparation steps that are performed during the semiconductor manufacturing process, such as post-nitride etch, photoresist strip, pre-thermal clean and oxide etch. Our products are also used for other applications that support the semiconductor manufacturing process, including:

Photomask Clean. In photolithography, patterns are transferred to the photoresist by passing light through a photomask with clear and opaque lines comprising the desired feature pattern. The photomask is a quartz plate that must be cleaned periodically to ensure that a clear image is consistently transferred onto the wafer surface.

Wafer Reclaim. During numerous steps of the semiconductor device manufacturing process, test wafers are processed to monitor the performance of production equipment. Hundreds of these test wafers may be used each day at an individual fabrication facility. A wet process is used to clean these test wafers so that they can be used repeatedly. Wafer reclaim requires stringent cleaning so that the test wafers are as clean as newly manufactured wafers to prevent contamination of device-producing wafers upon their reuse.

The Wet Cleaning Market and Technology

The three primary wet cleaning methods are single-wafer, batch-immersion and batch-spray.

Single-Wafer. In a typical single-wafer cleaning system, a robot loads one wafer at a time into a chamber where the wafer is spun at 50 to 2,000 rpm to distribute chemical cleaning agents or de-ionized water for rinsing off the chemicals across the wafer. While the wafer is spinning, these liquids are applied to the front or back side of the wafer, and the wafer is subsequently dried. According to the Gartner report, single-wafer cleaning is the fastest growing segment of the wet cleaning market. Gartner forecasts that shipments of single-wafer processors will be $651 million in 2007 and $762 million in 2008. Gartner also forecasts that by 2011, single-wafer processors will overtake batch-immersion as the largest segment of the wet cleaning market. Benefits of single-wafer cleaning include:

•	short cycle times of one to three minutes per wafer as compared to 20 to 60 minutes for some batch cleaning methods;

•	superior cleaning performance for certain process steps due to better process control, selectivity, repeatability and ability to clean devices without physical damage; and

•	isolation of the back of the wafer from the front to avoid cross-contamination.

Batch-Immersion. Typical batch-immersion systems, also known as auto wet stations, place 25 to 100 wafers into a series of liquid-filled chambers containing either chemical cleaning agents or de-ionized water. Robots move trays containing the wafer batches from chamber to chamber. Gartner forecasts that shipments of batch-immersion systems will be $1.1 billion in 2007 and $1.2 billion in 2008. Benefits of batch-immersion cleaning include:

•	high throughput of up to 250 wafers per hour; and

•	lower overall and consumables costs per wafer cleaned.

Batch-Spray. In batch-spray systems, chemical cleaning agents or de-ionized water is sprayed into a chamber containing 50 to 100 wafers. The wafers are spun at high speeds to distribute the liquids across the wafers. With semiconductor device feature sizes becoming smaller, the batch-spray market has declined as a percentage of the overall wet cleaning market because of this method’s limited ability to remove contaminants trapped in narrow trenches and vias without damaging the devices. Gartner forecasts that batch-spray will continue to represent a small and decreasing percentage of the overall wet cleaning market. We do not manufacture batch-spray systems.

The following table illustrates how smaller geometries are impacting the choice of wet cleaning systems typically utilized in the semiconductor device manufacturing process:

Process Step	≥90nm Geometry	<65 nm Geometry
Pre-Epi Clean	Batch-Spray	Batch-Immersion
Post-Implant Clean	Batch-Immersion or Batch-Spray	Batch-Immersion or Single-Wafer
Pre-Deposition Clean	Batch-Immersion	Batch-Immersion or Single-Wafer
Post-Deposition Clean	Single-Wafer	Single-Wafer
Post-Etch/Ash Clean	Batch-Immersion or Batch-Spray	Single-Wafer
Post-CMP Clean	Single-Wafer	Single-Wafer
Photomask Clean	Batch-Immersion	Batch-Immersion or Single-Wafer
Wafer Reclaim	Batch-Immersion	Batch-Immersion or Single-Wafer

Surface Preparation Challenges for Semiconductor Manufacturers

The following trends are creating new challenges in surface preparation, and wet cleaning in particular:

Shrinking device feature sizes. As feature sizes become smaller, contaminants that once were not significant can create critical yield problems for device manufacturers because of their relatively larger size compared to the device features. In addition, with smaller patterns being projected onto the wafer during the photolithography process, small surface anomalies can more severely distort the images, resulting in defective devices. As a result, cleaning must be more effective in removing smaller particles than ever before. Furthermore, as feature sizes shrink, it becomes more difficult to remove particles from the narrower trenches and vias without causing damage to these sensitive features.

Thinner layers. Thinner device layers are more susceptible to critical defects if they are physically reduced during the cleaning process. Removing more of the thinner layer can result in changes in electrical properties or a complete elimination of the layer itself. This lower tolerance for loss of material is resulting in a reduced reliance solely on more aggressive chemistries as the means to improve cleaning efficiency.

New materials. The use of new materials such as copper interconnects and low-k dielectrics requires changes in cleaning methods so that these materials are not degraded or altered. For example, many single-wafer processors dry the wafer surface by spinning the wafer at high speeds, which does not always result in the complete removal of water or other moisture from the wafer surface. This residual moisture has a highly corrosive impact on copper interconnects.

Larger wafers. Because previous generations of cleaning equipment cannot perform many of the surface preparation steps for 300mm wafers, semiconductor device manufacturers need new systems that can meet more demanding and often conflicting requirements for higher throughput and yield while, preferably, not taking up additional expensive floor space in a fabrication facility.

Customer focus on return on investment. Advances in process technology are driving dramatic increases in the capital cost of semiconductor device fabrication. As a result, we believe that manufacturers are increasingly sensitive to their return on investment in new equipment, causing them to focus more closely on how their equipment purchases impact device yield and their ongoing operating costs. Because wet cleaning is an integral and frequently repeated part of the manufacturing process, it is a significant area of focus for many semiconductor device manufacturers seeking to enhance their returns on investment.

As a result of these trends, surface preparation is becoming increasingly important to device manufacturers and more technology intensive than it has been in the past. In many cases, new chemicals are needed, different means of chemical application and drying are required and physical contact must be avoided. Many device manufacturers continue to have an unmet need for greater cleaning process control, selectivity, repeatability and efficiency while minimizing physical damage to and cross-contamination of the wafers they are processing. While some of these needs can be met with innovations in batch-immersion cleaning, these needs are largely fueling the higher anticipated growth for single-wafer systems.

The Akrion Solution

We have designed our products with technology that we believe enables our customers to address the growing challenges in surface preparation while improving their returns on equipment investment. Key attributes of our solution include:

Technology leadership. Much of our intellectual property and design and process expertise addresses the surface preparation challenges arising from shrinking device feature sizes, increasingly complex device designs and the use of new materials in the manufacture of semiconductor devices. We design our systems to remove particles without damage-causing physical contact and, when appropriate, to selectively remove other unwanted materials without using aggressive chemistries that may impair the integrity of fragile materials. We believe the following components of our technology confer important competitive advantages:

•

Megasonics technology. We have 52 patents related to the use of megasonics in single-wafer and batch-immersion surface preparation. Megasonics refers to high-frequency sound waves that are transmitted through the liquids that cover or envelop the wafer during wet cleaning. The sound waves create localized mechanical energy sufficient to dislodge particles from the semiconductor devices. This technology is particularly helpful for cleaning narrow trenches and vias and for cleaning wafers without physical contact or reliance on aggressive chemistries.

•

JetStream Nano spray technology. We have filed several patent applications related to the use of our JetStream Nano spray technology. This technology, which is used in our single-wafer systems, delivers micro-droplets of chemicals or water to the wafer surface to sweep away contaminants. Our spray technology provides a high level of process control and applies less damage-causing force to the wafer during the liquid application process due to its ability to tightly control the size and velocity of the micro-droplets.

•

Sahara Dry technology. We license Sahara drying technology and also own six patents related to this technology. The Sahara Dry technology injects a dilute solvent and nitrogen gas vapor to dry the wafer. The benefit of this technology is that it completely removes water and moisture from the trenches, vias and wafer surface, therefore eliminating the potential for corrosion, particularly on copper surfaces. In addition, the Sahara Dry technology is effective at low spin speeds, which reduces the risk of adding particles to or damaging the devices on the wafer surface during drying.

Technical solutions for a variety of process steps. No single surface preparation solution works for all process steps. Accordingly, we offer both single-wafer and batch-immersion systems that can be configured to address substantially all of the wet cleaning steps for both FEOL and BEOL. This breadth gives our customers the opportunity to work with a single vendor to develop and supply most of their evolving wet cleaning requirements.

Flexible product design. Because wafer fabrication equipment is expensive and manufacturing processes change over time, we believe that semiconductor device manufacturers value the ability to modify the configuration and functionality of their manufacturing equipment. To support a wide variety of surface preparation applications in a number of semiconductor market segments, we have developed modular products that can be configured for various applications without complex redesigns or modifications. In addition, most of our systems that process 200mm wafers can be modified at the customer site to process 300mm wafers, which is important as semiconductor device manufacturers continue to convert their facilities to 300mm production. The flexibility of our systems helps our customers delay equipment obsolescence and provides them with economical upgrade paths.

Higher return on investment. We believe that our products deliver productivity and cost of ownership benefits that address our customers’ focus on return on investment. We believe that our solutions achieve these results by:

•	improving device yield with our enabling technologies;

•	increasing throughput and reducing process cycle times;

•	offering a small footprint for certain surface preparation systems;

•	reducing consumables costs through efficient use of cleaning agents;

•	decreasing disposal costs by using environmentally friendly dilute chemistries and deionized water in place of concentrated chemicals for certain process steps; and

•	being available in a range of capacity and technology options so that customers can balance their cleaning requirements and capital outlays.

Highly reliable and repeatable systems. We believe that the reliability of our systems provides low total cost of ownership and improved yields for our customers. Our systems perform at a high level in key reliability metrics, such as mean-time-between-failures. The reliability of our systems reduces system maintenance costs and enables better equipment utilization, thereby reducing the number of systems our customers may need to purchase for a specific application. In addition, our systems use advanced computational tools and employ our process know-how and other technologies to enable high repeatability, which is important from a yield perspective as processes must be tightly calibrated for effective cleaning. For example, our chemical mixing technology enables our systems to control the composition of cleaning chemistries and, through the use of patented closed-loop monitoring, keeps the mixtures from drifting. Our ability to tightly control chemical mixing also allows for the reduced footprint of some of our systems by enabling the cleaning chemistries to be changed in-situ so that multiple cleaning chambers are not needed.

Our Strategy

Our objective is to be the leading supplier of surface preparation systems. Key elements of our strategy to achieve this objective include:

Expand relationships with existing customers. We believe that we have significant opportunities to supply additional systems to our existing customers, particularly for process steps for which they currently use our products as they expand capacity. In addition, we intend to sell single-wafer and batch-immersion systems to our existing customers for process steps that we currently do not address for them. To date, we have principally focused our single-wafer sales efforts on large customers, with the goal of supplying them systems for specific surface preparation process steps. We have concentrated our efforts in this manner because selling systems such as ours to semiconductor device manufacturers is costly and time-intensive. Sales cycles in our industry typically include a lengthy period of product qualification and process tuning prior to shipment, and a separate qualification and tuning effort is typically required for each process step to be addressed by a system. Now that we have many customers using or evaluating our single-wafer and batch-immersion systems, we believe we are well-positioned to accelerate our sales of systems for additional process steps to these customers, particularly if we continue to deliver them high-quality products and services. Accordingly, we intend to use a portion of the net proceeds from this offering to increase our investment in sales and marketing at many of our key customers with the goal of expanding the number and types of systems that we supply to them.

Develop relationships with new customers. We are also focused on expanding our revenue base by developing relationships with semiconductor device manufacturers that have not previously purchased surface preparation systems from us. Because our technology is applicable to a wide variety of surface preparation applications in a number of market segments, we intend to demonstrate our technology and process leadership to potential new customers. In particular, our recent acquisition of SCP, with an installed base of more than 1,000 systems for which we offer upgrades, spare parts and service, gives us access to a significant number of potential new customers for our systems. We believe that as a result of the SCP acquisition, we not only have important insights into the needs of these customers, but we also now have relationships with the decision makers for their equipment purchases. We intend to leverage these insights and relationships to sell our surface preparation systems to these customers.

Expand our addressable markets. We believe that we have many opportunities to expand the addressable markets for our surface preparation systems and technologies. For example, some ashing steps are leading to yield problems for manufacturers because ashing can damage some of the new materials being introduced into the semiconductor device manufacturing process. As a result, we believe that we may have opportunities to sell our wet cleaning systems to semiconductor device manufacturers as a replacement for systems used in certain process steps not currently addressed by wet cleaning systems. According to the Gartner report, the market for systems used in ashing was $538 million in 2006. We also believe that there is an opportunity for us to sell subsystems based on our wet cleaning technologies to other wafer fabrication equipment manufacturers when there is a need to integrate some elements of wet cleaning into other semiconductor device manufacturing process steps. Sales to such other suppliers both expand our addressable markets and serve as an additional validation of our technologies.

Expand our technology leadership. As the semiconductor industry continues to develop more complex devices with smaller geometries using new materials, technological leadership and differentiation will be increasingly important to success in the wafer fabrication equipment market, and wet cleaning in particular. Accordingly, we intend to focus our research and development efforts on continuing to develop new technologies and ways to extend our existing technologies to perform the requisite cleaning steps without damaging next-generation semiconductor devices, thus enabling our customers to achieve attractive manufacturing yields. We believe this provides us with an opportunity to gain market share from competitors whose products are unable to meet the emerging challenges in wet cleaning.

Continue to diversify our revenue base. Our batch-immersion and single-wafer systems serve a wide range of surface preparation applications for manufacturers in a number of market segments. We believe that our market diversification helps insulate us from fluctuations in demand in any particular semiconductor market segment. For example, although the industry has recently seen a surge in sales for equipment used to manufacture memory devices such as flash memory and DRAM, a decline in demand for these types of devices could negatively impact equipment suppliers who sell primarily into these markets. Because we also supply systems used by manufacturers of logic devices, analog devices and MEMS, as well as systems used to clean photomasks and bare and test wafers, declines in any particular market may be offset by growth in other markets. Similarly, our provision of systems to foundries and integrated device manufacturers provides us with another source of revenue diversification as these customers’ spending patterns have become more disparate in recent years. We expect to continue serving such diverse markets and to find additional sources of revenue in new market segments that value our core process expertise and intellectual property.

Pursue additional selective acquisitions. We have completed two acquisitions since 2004. Our March 2004 acquisition of substantially all of the assets of Verteq, Inc. provided us with our single-wafer technology. Our October 2006 acquisition of SCP provided us with a significant installed base of batch-immersion systems for which we offer upgrades, spare parts and service. These acquisitions have given us the opportunity to expand our technologies, enter new markets, enhance the value we provide to our customers and otherwise strengthen our relationships with existing and potential new customers. We intend to continue to selectively pursue acquisition opportunities that we believe will enable us to further these goals on an attractive basis.

Focus on producing high-quality, reliable products and providing a high level of customer service and support. We focus on designing and manufacturing high-quality and reliable products that offer our customers low total cost of ownership, including low cost of maintenance. In addition, when required, we are committed to providing our customers with superior service and support. Our 23 process engineers and 97 service personnel are focused on helping our customers increase the return on their investment in our products. We believe that our level of responsiveness and willingness to address customer concerns is an important part of our success, enabling us to make repeat sales to our customers and enhancing our ability to gain new customers. We intend to continue to invest in improving the quality of our products as well as our customer service efforts so that we can deliver even greater reliability and product uptime and, accordingly, greater value to our customers.

Our Products

We offer a diverse range of single-wafer and batch-immersion wet cleaning systems as well as subsystems, upgrades, spare parts and service.

Single-wafer:

Goldfinger. Goldfinger is a non-contact, single-wafer system that can be used to clean and etch the wafer surface on which semiconductor devices are being manufactured, particularly those with geometries of 90nm and smaller. Goldfinger utilizes our patented megasonics, patent-pending JetStream Nano spray and proprietary drying technologies. We offer Goldfinger products with four or six single-wafer process chambers designed to meet various production, process and throughput requirements. Proprietary software controls the concentration and temperature of the chemicals used for each chamber.

Key attributes of our Goldfinger systems include:

•	Patented single-wafer megasonics cleaning technology
•	Patent-pending JetStream Nano spray cleaning technology
•	Patented Sahara Dry technology
•	Modular construction for ease of upgrade in the field
•	Four chamber configuration—Velocity4
•	Six chamber configuration—Velocity6
•	Typical throughput of 120 to 220 wafers per hour
•	Small single-wafer system footprint
•	In-line chemical concentration control
•	200mm and 300mm compatible

Batch-immersion:

GAMA Series. GAMA is a batch-immersion system that can be used to clean, etch or strip the wafer surface on which semiconductor devices are being manufactured. GAMA consists of an interconnected series of chemical clean and rinse chambers, each programmed to apply specific chemicals or deionized water and, when appropriate, megasonic energy to the wafer surface in order to remove contaminants, etch deposited layers or strip photoresist from the wafer. Proprietary software controls the concentration and temperature of the chemicals used in each chamber as well as the robotic arm that moves the wafer batch trays from chamber to chamber.

GAMA’s modular design enables the system to be readily modified to meet customer specifications and provides flexibility in reconfiguring or expanding the system as process requirements change by replacing or changing particular chambers rather than by replacing the entire system.

Key attributes of our GAMA systems include:

•	Patented batch-immersion megasonics cleaning technology
•	Patented batch-immersion drying technology
•	Modular construction for ease of upgrade in the field

•	Two to 15 chambers per unit
•	High throughput product—up to 250 wafers per hour
•	Processes batches of 25 to 100 wafers
•	In-line chemical concentration control
•	150mm to 200mm or 200mm to 300mm bridge capability

i-Clean. i-Clean is a one-chamber batch-immersion system. i-Clean offers an in-situ capability, in which six to seven distinct chemical and rinse steps are completed in one chamber, providing a batch-immersion solution with a reduced footprint. i-Clean also provides better cleaning performance because the wafers are not moved between the chemical and rinse steps, thus eliminating exposure of the wafers to air.

Key attributes of our i-Clean systems include:

•	Patented batch-immersion megasonics cleaning technology

•	Patented chemical mixing-delivery technology
•	Incorporates up to seven individual chemical and rinse steps into one tank
•	Processes batches of 50 to 100 wafers
•	Small footprint—width is 25% of the width of a GAMA with similar functionality

Spare parts, subsystems, product upgrades and other:

We sell spare parts and product upgrades to our customers, including former customers of Verteq and SCP and its predecessors. In addition, we sell spin-rinse dryers and megasonics subsystems to our customers, including other original equipment manufacturers.

Services:

We also provide worldwide support services to our customers.

Customers

We have a global and diverse customer base covering most major semiconductor market segments and specialized wafer manufacturers and photomask manufacturers. We continue to focus on expanding our customer base in order to reduce our dependence on any single customer or market segment. Since January 2000, we have sold our systems to 50 customers for installation at more than 80 fabrication sites worldwide.

The following is a representative list of our customers in each of the major market segments that we serve, based on the primary types of devices they manufacture:

Memory	Logic	Analog	Photomasks and Wafer Reclaim
Micron Technology, Inc.	Chartered Semiconductor Manufacturing, Ltd.	Analog Devices, Inc.	Global Silicon, Inc.
Nanya Semiconductor, Inc.		BAE Systems Aerospace, Inc.	Honeywell, Inc.
Qimonda AG	Honeywell, Inc.		Kinik, Inc.
Samsung Electronics Co., Ltd.	Intel Corporation	Cypress Semiconductor Corp.	MEMC Electronic Materials, Inc.
Samsung Electronics Co.,
ST Microelectronics N.V.	Ltd.	Freescale, Inc.	Micron Technology, Inc.
	Silterra Manufacturing, Inc.	Hewlett-Packard Company	Scientech, Inc.
Shanghai Manufacturing Inc.
	Toshiba Corporation	International Rectifier, Inc.
Taiwan Semiconductor Manufacturing Inc.
Maxim Integrated Products Inc.

National Semiconductor Corporation
NXP Semiconductors

Sales to a relatively small number of customers have typically accounted for a significant portion of our revenue. Our five largest customers, based on sales, accounted for 73% of our revenue in the first three months of 2007, 54% in 2006, 78% in 2005 and 58% in 2004. Sales to Samsung Electronics Co. Ltd. accounted for 33% of our revenue in 2006. Sales to Samsung, Hewlett-Packard Company and Silterra Malaysia Sdn. Bhd. accounted for 33%, 15% and 14%, respectively, of our revenue in 2005. Sales to Hewlett-Packard and STMicroelectronics N.V. accounted for 26% and 19%, respectively, of our revenue in 2004. We have experienced and expect to continue experiencing variations in our customer mix and customer concentration. The timing of orders for our products is primarily dependent upon our customers’ expansion programs, replacement needs or yield and productivity enhancement requirements. Consequently, a customer that places significant orders with us in one period may not place significant orders in subsequent periods.

Sales to customer sites located outside the United States, primarily in Asia, accounted for 61% of our revenue in the first three months of 2007, 68% in 2006, 74% in 2005 and 46% in 2004. We anticipate that sales to international customers will continue to represent a significant percentage of our revenue.

Sales and Support

We sell our products through our direct sales force of nine employees and through six independent sales organizations. Of these, three employees and three independent sales organizations cover territories in the United States. The remainder of our direct sales force covers territories outside the United States. We exclusively utilize independent sales organizations in Italy, Japan and China. We maintain sales and support offices in Singapore, South Korea, Taiwan, Malaysia and Germany. In addition, we have 23 process engineers and 97 service personnel located throughout the United States, Europe and Asia to provide technical sales and installation support, warranty service, maintenance and other services to our global customer base. We typically provide a one- or two-year parts and labor warranty on our products.

We provide our customers with comprehensive support before, during and after delivery of our products. To facilitate the integration of our systems into our customers’ operations and to provide long-term support, we may assign dedicated on-site personnel to selected customers. Our customer support organization also offers an array of on-call service and training programs.

Backlog

We schedule production of our systems based on order backlog. We had a backlog of more than $15.0 million as of March 31, 2007 compared to a backlog of $11.1 million as of March 31, 2006. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the next twelve months. Orders may be subject to delay or cancellation by the customer. With respect to first time sales of a particular system or system upgrade to an existing customer or the sale of any system to a new customer, we recognize revenue when the customer accepts the system or system upgrade, which typically occurs approximately 90 days after shipment. Where a customer has previously purchased similar equipment with the same or similar specifications and previously demonstrated customer acceptance behavior, we recognize upon shipment the revenue for the equipment portion of the system or system upgrade, generally 90% of the contract price, and the remaining portion of the contract price, generally 10% of the contract price, upon final customer acceptance. Because of our revenue recognition policy, possible changes in delivery schedules or cancellations of orders, our backlog at any particular date is not necessarily representative of actual revenue that we will recognize in any succeeding period.

Research and Development

The market for semiconductor manufacturing equipment is characterized by rapid technological change and product innovation. We believe that continued and timely investment in developing new technologies and products and enhancements to existing technologies and products is necessary to maintain our competitive position. Accordingly, we are committed to active research and development programs, and we regularly consult with key customers and technology providers. We believe that working closely with customers and technology providers during early product development significantly enhances our ability to produce technologies and products that will meet our customers’ needs, enabling our systems to be designed into their manufacturing processes. We have collaborated in this way with key customers as well as technology providers.

As of March 31, 2007, our engineering organization consisted of 23 process engineers and more than 50 additional engineers with backgrounds in chemistry, software development and mechanical, chemical or systems engineering. Our research and development activities take place at our headquarters in Allentown, Pennsylvania, and at our research and development facility in Santa Ana, California. Each facility has an applications lab equipped with wafer processing and analytical tools.

Competition

The semiconductor capital equipment industry is highly competitive, and we face substantial competition in each of the markets we serve. We believe that the principal competitive factors in the industry are the performance, reliability, purchase price and total operating cost of equipment. We believe that our systems compete favorably on these criteria.

Our primary competitors in wet cleaning currently include DaiNippon Screen Manufacturing Co., Ltd., FSI International, Inc., SEMES Co., Ltd., Semitool, Inc., SEZ, Inc., Solid State Equipment Corporation, Inc. and Tokyo Electron Ltd. While many other semiconductor capital equipment manufacturers do not currently compete against us in the wet cleaning market, a number of them do have the financial resources and customer relationships necessary to enter this market and compete against us in the future. Some of our current and potential competitors have greater financial and other resources, broader product offerings and larger installed customer bases than we do.

Semiconductor device manufacturers must make a substantial capital investment to install and integrate new equipment into a production line. As a result, once a device manufacturer has selected a particular supplier’s products, the manufacturer often relies, for a significant period of time, upon that supplier’s equipment for a specific process step and may attempt to consolidate some of its other equipment requirements with the same supplier. Accordingly, once a manufacturer has selected a particular supplier’s products, it may be difficult to convince that manufacturer to switch to another equipment vendor.

The wet cleaning market is more fragmented than many other segments of the semiconductor equipment industry, in which the top two or three participants may have a dominant market share. In addition, this market continues to be increasingly technology intensive. As a result of the increasingly demanding technology challenges placed on wet cleaning equipment suppliers by their customers as well as the resources and infrastructure required to support and service customers worldwide, we believe the wet cleaning market is likely to undergo significant consolidation over time.

Intellectual Property

As of June 15, 2007:

•	we held 89 issued U.S. patents which expire between 2007 and 2024;

•	we had 49 U.S. patent applications pending;

•	we held 14 foreign patents which expire between 2017 and 2023; and

•	we had 55 foreign patent applications pending.

We expect to continue to file patent applications when appropriate to protect our proprietary technologies.

In addition to our patented intellectual property, we possess other proprietary intellectual property, including know-how, trade secrets, trademarks and copyrights. We also attempt to protect our proprietary information through non-disclosure agreements with customers, suppliers and key employees. We cannot be certain that patents will be issued from our pending or future applications, that existing and future patents will not be challenged, circumvented, invalidated or held to be unenforceable, or that our trade secrets will be sufficient to protect certain of our intellectual property.

In addition, the laws of some foreign countries do not provide protection for our proprietary technology and processes to the same extent as do the laws of the United States. Moreover, other companies could develop technology that is similar or superior to ours without violating our proprietary rights. In the semiconductor industry, it is not unusual to make inquiries or receive notices about possible infringement of patents or other intellectual property rights. On a number of occasions, we have delivered such notices to competitors.

We intend to evaluate alternative strategies to maximize the value of our current and future intellectual property portfolio. Such strategies could potentially involve our seeking to license patents and other proprietary information to third parties and, to the extent we deem it advisable, initiating actions to limit possible infringement of our intellectual property. To date, we have filed two lawsuits against competitors claiming that products they manufacture infringe on various patents we hold. In one of those suits, a counterclaim was filed against us alleging that one of our patents infringes on our competitor’s intellectual property rights.

Manufacturing

Our manufacturing operations are based in Allentown, Pennsylvania and Boise, Idaho. We have obtained ISO9001:2000 certification for our Allentown facility. ISO9001 standards are an international consensus on effective management practices with the goal of ensuring that a company can consistently deliver its products and related services in a manner that meets or exceeds customer quality requirements. As an ISO9001-certified manufacturer, we can represent to our customers that we maintain high-quality industry standards in the education of our employees and the design and manufacture of our products.

Our manufacturing operations primarily consist of procurement, assembly, test, quality assurance and manufacturing engineering to improve the cost of manufacturing our systems. We have adopted an outsourcing strategy for the manufacture of components and major subassemblies. We currently use approximately eight different subcontracting companies to produce our subassemblies. To reduce risk to our production flow, we have alternative suppliers for most of the components or subassemblies. However, we obtain some of our components and subassemblies from a sole supplier or a limited group of suppliers.

We generally acquire these components and subassemblies on a purchase order basis and not under long-term supply contracts. Historically, we have not experienced any significant delays in product delivery due to an inability to obtain components or subassemblies. Our inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture such components or subassemblies internally could delay our ability to obtain new business or ship our systems on time or at all, which could have a material adverse effect on our business and our results of operations.

We are subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during manufacturing, research and development and sales demonstrations. We believe that we comply in all material respects with such laws, rules and regulations. Public attention has increasingly been focused on the environmental impact of operations which use hazardous materials. Failure to comply with present or future regulations could result in substantial liability to us and adversely affect our business or our results of operations. Our Allentown facility is ISO 14001 certified. ISO 14001 standards set forth the requirements that a manufacturer’s environmental management systems must meet to achieve a high standard of quality.

Facilities

Our corporate headquarters, batch-immersion applications lab and principal design and manufacturing facilities occupy approximately 70,000 square feet of a building leased in Allentown, Pennsylvania. For our single-wafer product applications lab, we lease 25,000 square feet of a building in Santa Ana, California. Our SCP Services subsidiary operates from a 128,000 square foot building in Boise, Idaho. The lease for the Allentown facility expires in 2008, the lease for the Santa Ana facility expires in January 2011 and the lease for the Boise facility expires in 2016.

Employees

As of May 31, 2007, we had 347 employees worldwide, consisting of 272 employees in the United States, 18 in Europe and 57 in Asia. Our future success will largely depend on our ability to attract, retain and motivate highly qualified management, technical and sales personnel. None of our employees is covered by a collective bargaining arrangement, and we believe our employee relations are good.

Legal Proceedings

We are not involved in any litigation that could reasonably be expected to have a material adverse effect on our business or results of operations. However, we may become subject to lawsuits from time to time in the ordinary course of our business, and any such lawsuit could harm our business or results of operations.

MANAGEMENT

For purposes of disclosing certain information about our directors in the “Management” section of this prospectus, we consider service as a member of our predecessor limited liability company’s management committee to constitute service on our board of directors.

Executive Officers and Directors

The following table sets forth information about our executive officers and members of our board of directors as of July 10, 2007:

Name	Age	Position
James S. Molinaro	45	President, Chief Executive Officer and Director
W. James Whittle	55	Vice President and Chief Financial Officer
Michael Ioannou	55	Chief Operating Officer
Edmond Jean	43	Vice President, Single-Wafer Sales
Daniel D. Marks	42	Vice President, Marketing and General Manager, Single-Wafer Products
Peter Kirlin	46	Chairman of the Board of Directors
Eugene W. Bernosky	48	Director
John W. Clark	61	Director
Joseph A. Julian, Jr.	40	Director
David A. Preiser	50	Director
Robert Wickey	52	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

James S. Molinaro has been our President since February 2002. In July 2004, he was appointed to the newly created position of Chief Executive Officer and elected to our board of directors. From October 1999 until February 2002, Mr. Molinaro served as our Vice President of Worldwide Sales, Service and Marketing. Prior to joining us, Mr. Molinaro was a co-founder and an executive officer of SubMicron Systems Corporation from its inception in 1988. Mr. Molinaro holds a Bachelor of Science degree in Mechanical Engineering/Robotics from Pennsylvania State University.

W. James Whittle has been our Vice President and Chief Financial Officer since March 2005. During 2004, Mr. Whittle provided consulting services to IQ Homesource, Inc., a provider of realty and mortgage brokerage services. From 1998 through 2003, Mr. Whittle served as Vice President, Finance and Chief Financial Officer of National Diversified Sales, Inc., a specialty plastic products company. From 1996 until 1998, Mr. Whittle was the founder and Chief Executive Officer of Integrated Media Solution Inc., a software developer and provider for the real estate industry. Mr. Whittle is an International Associate of the American Institute of Certified Public Accountants, an Associate of the Chartered Institute of Management Accountants (U.K.) and holds a Bachelor’s degree in Accounting from North London Polytechnic (U.K.).

Michael Ioannou has been our Chief Operating Officer since July 2007. From 2005 until joining us, Mr. Ioannou was owner and principal of International Technical Management Services LLC, which provided management services for technology organizations in such areas as technology development and outsourcing strategies. From 2000 to 2005, Mr. Ioannou was an executive at Axcelis Technologies, Inc., a manufacturer of ion implantation, rapid thermal processing and cleaning and curing systems for the semiconductor industry. From 2003 to 2005, he served as Director of Product Engineering and Support and from 2000 to 2003, he was Director of Engineering. Mr. Ioannou holds an M.B.A. from the City University in Seattle, Washington, a Master of Applied Science degree from the Institute for Aerospace Studies of the University of Toronto and Bachelor of Applied Science degree in Engineering Science (Aerospace) from the University of Toronto.

Edmond Jean has been our Vice President, Single-Wafer Sales since July 2007. Prior to holding such position, from July 2006 until July 2007, Mr. Jean was our Vice President, Single-Wafer Products. From March 2004 until July 2006, Mr. Jean was our Product Manager, Single-Wafer Products. From 2003 until March 2004, Mr. Jean was Product Manager, Single-Wafer Products of Verteq, Inc., which we acquired in March 2004. Prior to 2003, Mr. Jean held a number of positions at Verteq, including Product Manager, Batch-Immersion Products. Mr. Jean holds an Associates of Engineering Degree in Electricity/Electronics from Linn Benton Community College.

Daniel D. Marks has been our Vice President, Marketing and General Manager, Single-Wafer Products since July 2007. From 2004 until joining us, Mr. Marks served as President and Chief Executive Officer of psiloQuest, Inc., a manufacturer of polishing pads for the semiconductor industry. From June 2002 to 2004, Mr. Marks was Vice President, Semiconductor Technologies for the TPL Group, a technology licensing company. Mr. Marks holds a Bachelor of Science degree in Mechanical Engineering from the University of California, Berkeley.

Peter Kirlin has been a director since 2003 and Chairman of our board of directors since January 2007. Since August 2005, Mr. Kirlin has been a consultant to various semiconductor companies. From May 2004 until August 2005, Mr. Kirlin was Vice President, Chief Business Development Officer of Mykrolis Corp., a supplier of microcontamination control products to the semiconductor industry. From April 2000 through 2003, Mr. Kirlin was the Chairman and Chief Executive Officer of DuPont Photomasks, Inc., a supplier of photomasks to the semiconductor industry. Mr. Kirlin holds a Ph.D. in Chemical Engineering from the University of Delaware.

Eugene W. Bernosky has been a director since 1999. Mr. Bernosky has been a partner of SiVal Advisors, LLC, an investment banking firm, since he co-founded it in April 2002. From July 2000 until March 2002, Mr. Bernosky was the Chief Executive Officer of Grey Zone Inc., a developer of extranet software platforms. From January 1996 until July 2000, Mr. Bernosky was a member of South Valley Advisors, L.L.C., an investment banking firm, and from 1989 through December 1995 he was the Chief Executive Officer of Applied Chemical Solutions Inc., a provider of high-purity chemical generation and delivery systems to the semiconductor industry. Mr. Bernosky holds a Bachelor of Science degree in Mechanical Engineering from the University of Delaware and a Masters in Business Administration from Wilmington College.

John W. Clark has been a director since May 2004. Mr. Clark has been the Managing Member of Westar Capital LLC, a private equity investment company, since 1995. From 1990 to May 1995, Mr. Clark was a private investor. Prior to 1990, Mr. Clark was President of Valentec International Corporation, a producer of metal and electronic components for military and commercial products. Mr. Clark was a director of Verteq, Inc. prior to our purchase of Verteq’s assets in March 2004. Mr. Clark is a director of Amerigon Incorporated and Doskocil Manufacturing Company, Inc. Mr. Clark holds a Bachelor of Science degree from the University of Southern California.

Joseph A. Julian, Jr. has been a director since 1999. Mr. Julian has been a Principal of Sunrise Capital Partners, L.P., a private equity fund affiliated with Houlihan Lokey Howard & Zukin, Inc., an investment banking firm, since the inception of the fund in December 1998. Since January 2000, Mr. Julian has also been a Director of Houlihan Lokey. From 1998 until January 2000, Mr. Julian was a Senior Vice President of Houlihan Lokey. Mr. Julian holds a Bachelor of Science degree in Commerce from the University of Virginia.

David A. Preiser has been a director since 1999 and served as Chairman of our board of directors from 2001 until January 2007. Mr. Preiser has been the Managing Partner of Sunrise Capital since the inception of the fund in December 1998. Since December 2001, Mr. Preiser has also been a Senior Managing Director of Houlihan Lokey and a member of its board of directors. From January 1993 to December 2001, Mr. Preiser was a Managing Director of Houlihan Lokey. Mr. Preiser is a director of Jos. A. Bank Clothiers, Inc. and NVR, Inc. Mr. Preiser holds a Bachelor of Arts degree in Economics from the University of Virginia and a Juris Doctor from Columbia University.

Robert J. Wickey has been a director since 1999. Mr. Wickey has been Managing Member of Equinox Investment Partners, LLC, a private capital investment manager, since 1996. Mr. Wickey holds a Bachelor of Arts degree in Mathematics from Saint Anselm College and an M.B.A. from Cornell University.

The Board and Board Committees

Upon the completion of this offering, Sunrise Capital will control more than 50% of the voting power of our outstanding common stock. Accordingly, we will be a “controlled company” under the listing standards of the Nasdaq Global Market. As a result, we may elect not to comply with certain Nasdaq Global Market corporate governance requirements, including the requirement that a majority of our board be independent directors. If we elect to avail ourselves of the controlled company exemptions, our independent directors will not control our board of directors. See “Risk Factors—Risks Related to This Offering—We will be controlled by Sunrise Capital Partners, L.P. as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.”

Our board has determined that only Mr. Wickey is an independent director as defined under the Nasdaq Global Market Rules. Accordingly, a majority of the members of our board of directors currently are not independent.

Our board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. Our audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationship and the audits of our financial statements. The committee’s responsibilities include the following:

•	selecting, retaining, evaluating and terminating our independent auditors;

•	setting the compensation of our independent auditors;

•	considering the independence of our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors the scope and results of the audit and any earnings announcements or other public announcements regarding our results of operations;

•	establishing procedures for the confidential and anonymous receipt and treatment of complaints regarding accounting, internal controls and auditing matters; and

•	approving any related-party transactions.

Our audit committee consists of Messrs.                         ,                          and                         . Our board has determined that Mr.                          is an “audit committee financial expert.” Our audit committee is currently comprised of only one independent director as Messrs.                          and                          are not independent under the applicable rules of the Nasdaq Global Market and the SEC. These rules require that audit committees be comprised of at least three members, all of whom satisfy the independence requirements of the Nasdaq Global Market and the SEC. However, for companies that are conducting their initial public offering, the rules provide that only one member is required to be independent until 90 days after the completion of the offering, and, with respect to audit committees comprised of three members, only two members are required to be independent until one year after the completion of the offering, at which time the audit committee must be comprised entirely of independent directors. Notwithstanding the foregoing, our goal is to have a fully-independent audit committee by the time of the filing of our first quarterly report on Form 10-Q following this offering. This will require us to add two new members to our board of directors who satisfy the applicable Nasdaq Global Market and SEC standards of independence for audit committee membership. We are working to add these members to our board as soon as possible, but it may be difficult for us to achieve this goal prior to our first Form 10-Q filing.

Compensation Committee. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The committee’s responsibilities include the following:

•	reviewing and making recommendations to the board concerning the compensation of and benefits granted to our executive officers;

•	establishing annual and long-term performance goals and objectives for our executive officers;

•	evaluating the performance of our executive officers in light of the approved performance goals and objectives;

•	reviewing and making recommendations to the board with respect to director compensation; and

•	administering the issuance of stock options and other awards under our stock incentive plan.

Our compensation committee consists of Messrs.                         ,                         , and                         . Messrs.                          and                          are not independent directors under the applicable rules of the Nasdaq Global Market.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee’s purpose is to assist our board in identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. The committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process;

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes; and

•	reviewing and monitoring compliance with our code of ethics and our insider trading policy.

Our nominating and corporate governance committee currently consists of Messrs.                         ,                          and                         . Messrs.                          and                          are not independent directors under the applicable rules of the Nasdaq Global Market.

Compensation Committee Interlocks and Insider Participation

Messrs. Bernosky, Julian and Preiser served as members of our compensation committee during 2006. No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

We have designed our compensation programs to attract, retain and motivate high-quality, effective executives and professionals. More specifically, our executive compensation program is designed to provide strong incentives to our executive officers to effectively lead and manage our business to achieve our growth strategy. We refer to our chief executive officer, our chief financial officer and our three other most highly compensated executive officers during 2006 as our named executive officers.

We believe our executive compensation program provides compensation opportunities that are competitive with practices of other similarly sized technology companies. A substantial portion of each named executive officer’s potential total compensation is comprised of cash bonuses, which are contingent upon our achievement of specific financial targets. We believe this model provides a real incentive to motivate management to achieve our business objectives. We also believe that the cash and equity components of our compensation plans will align the interests of our named executive officers with our stockholders and will promote long-term stockholder value.

Executive Compensation Process

During 2006, our board of directors determined executive compensation after receiving recommendations from our chief executive officer and chief financial officer and information from the Radford Surveys, a third-party compensation survey. The Radford Surveys provided us with compensation information for technology companies with annual revenues ranging from $50 million to $200 million to assist in our determination of the key elements of our named executive officers’ compensation. The number of companies included in the survey varied by the specific officer position surveyed, and ranged from a low of 12 similarly-sized companies for some positions to more than 100 similarly-sized companies for other positions. For 2006, our board benchmarked each named executive officer’s total cash compensation, which included base salary and potential cash bonuses, at approximately the 50th percentile of the Radford Surveys.

Beginning in 2007, our board of directors has delegated to our compensation committee primary authority to determine executive compensation. The compensation committee will seek input on executive compensation from our chief executive officer (except with respect to his own compensation) and from our chairman of the board. In the future, the compensation committee may utilize third-party compensation surveys or it may engage compensation consultants to assist in its determination of the key elements of our named executive officers’ compensation.

Compensation Components

In 2006, the primary component of our named executive officers’ compensation was base salary, with the exception of our vice president of single-wafer products, Mr. Jean, who in addition to base salary received compensation based on a percentage of our revenue from the sale of single-wafer systems. In 2006, our named executive officers were entitled to a potential cash bonus through a bonus plan, but the target was not achieved so no bonuses were paid for 2006. Upon the completion of this offering, we anticipate that the key components of our named executive officer compensation program will be base salary, cash bonuses payable upon our achievement of financial targets and equity-based awards.

Base Salary

Base salaries for our named executive officers are related to the scope of their responsibilities, taking into account both objective criteria provided by compensation surveys and subjective criteria such as an assessment of the contribution of the individual and other factors deemed relevant by our board of directors. With the exception of Mr. Jean, we benchmarked our named executive officers’ total potential cash compensation for 2006 at approximately the 50th percentile of the Radford Surveys. We did not separately benchmark each portion of our named executive officers’ compensation to the Radford Surveys. We did not utilize a third party survey to determine Mr. Jean’s compensation because his compensation was significantly comprised of commissions based on revenue from the sale of single-wafer systems.

We expect that going forward, our compensation committee will annually review the base salaries of our executive officers. Our compensation committee may adjust or realign our named executive officers’ base salaries based upon comparative data and by taking into account individual responsibilities, performance and experience. For 2007, a significant component of Mr. Jean’s compensation will again be comprised of commissions based on revenue from the sale of single-wafer systems.

Cash Bonus

Amounts shown as Non-Equity Incentive Plan Compensation in our Summary Compensation Table are based on performance criteria objectives being met by us and the individual. Our board of directors makes the final determination for all bonus payments. Actual bonus awards are paid at levels commensurate with performance against pre-established objectives.

Our performance-based cash bonus compensation is a key component of our executive compensation program. For 2006, our board of directors established potential cash bonuses for our executive officers based on predetermined percentages of an executive’s base salary and on the amount of our earnings before interest, taxes, depreciation and amortization for 2006. Our board informed each executive officer of his relevant bonus potential and the bonus threshold. Because we did not achieve the minimum threshold of earnings before interest, taxes, depreciation and amortization of at least $5.5 million, we did not pay cash bonuses to our named executive officers in 2006. In 2007, our performance-based cash bonuses for our executive officers will be based on specified percentages of each executive officer’s base salary and on our achievement of various levels of operating income, and, in the case of our vice presidents, also on our achievement of various levels of operating income and gross margins for each vice president’s specific division or area of responsibility.

We set bonuses based on these financial performance measures in an effort to align the interests of our executive officers with those of our stockholders. Although the performance goals for bonus awards are fixed at the inception of a period, we may consider additional subjective performance rating goals when evaluating the bonus compensation structure of our executive management.

Equity Awards

We were a limited liability company until our conversion into a corporation in 2004. While we were a limited liability company, we had a long-term incentive plan under which certain key employees received equity-based awards. In 2005, we adopted our stock incentive plan. In conjunction with the adoption of the plan and the lapse of the prior long-term incentive awards, we made substantial broad-based option grants in 2005 to our employees. Our board of directors subjectively determined the amounts of the awards based on its assessment of the individual’s experience and competence, after receipt of recommendations from our chief executive officer and chief financial officer.

We did not grant any equity-based awards to our named executive officers in 2006. Upon the completion of this offering, however, we expect that equity-based awards will play an increasingly important role in the compensation of our named executive officers. We believe such a practice is in keeping with our philosophy of providing a total compensation package that favors at-risk components of pay with long-term incentives. These incentives are designed to motivate and reward executives for maximizing stockholder value and encourage the long-term employment of key employees. Under our stock incentive plan, our compensation committee will have the discretion to grant stock options and restricted stock awards.

Stock options will not be granted at less than the prevailing market price on the date of grant, so they will have value to the recipients only if our stock price increases. In the future, grants of stock options generally will be based upon our performance, the level of the named executive officer’s position, and an evaluation of such officer’s past and expected future performance.

Severance and Change in Control Benefits

We provide our named executive officers with severance benefits pursuant to individual severance agreements, except for Mr. Molinaro, whose severance arrangements are contained in his employment agreement. In the future, we may use employment agreements more widely, in which case severance provisions would be in the applicable employment agreement. Generally, we provide our named executive officers with severance benefits in the event of their termination by us without cause or if they resign for good reason, with a distinction if such termination or resignation is within twelve months following a change in control transaction. A more detailed description of these benefits is set forth under “—Employment Contracts, Termination of Employment and Change in Control Arrangements.” In the future, we may offer enhanced severance benefits or change in control benefits to our named executive officers on a case-by-case basis as required under the terms of employment agreements we may enter into with such officers.

Other Compensation

We provide our named executive officers with life insurance benefits and certain of our named executive officers with a car allowance. All of our named executive officers are eligible to participate in our employee benefit plans, including medical, dental, and 401(k) plans. These plans are available to all salaried employees.

Compensation Actions in Connection with this Offering

The compensation committee has determined that it will award one-time cash bonuses in the aggregate amount of $1,000,000 to certain of our executive officers upon the completion of this offering, consisting of $600,000 to be paid to Mr. Molinaro, $250,000 to be paid to Mr. Whittle and an aggregate of $150,000 to be paid to certain other executive officers as determined by the compensation committee. The compensation committee has determined that such bonus payments are appropriate to acknowledge the efforts of such officers in assisting us in completing this offering.

In addition, upon completion of this offering, the compensation committee expects to grant options to various employees, including our named executive officers (other than Mr. Molinaro, whose option grants are specified in his employment agreement), to purchase an aggregate of approximately              shares of our common stock under our stock incentive plan, which will be exercisable at the initial public offering price. In conjunction with Mr. Molinaro’s employment agreement, upon completion of this offering, Mr. Molinaro will be granted options to purchase 125,000 shares of our common stock at the initial public offering price.

Executive Compensation

The following table sets forth information concerning compensation paid during the year ended December 31, 2006 to our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
James S. Molinaro President and Chief Executive Officer	2006	$333,466	—	$470,386	—	$12,121	(2)	$815,973
W. James Whittle Vice President and Chief Financial Officer	2006	204,230	—	203,834	—	15,690	(3)	423,754
Joseph A. Miceli Vice President, Operations	2006	178,378	—	26,091	—	7,767	(4)	212,236
Edmond Jean Vice President, Single-Wafer Products	2006	281,266	—	23,519	—	6,567	(5)	311,352
Vivek Vohra Vice President, Batch Products(6)	2006	142,958	—	23,519	—	9,480	(7)	175,957

(1)	Represents the compensation expense incurred by us in 2006 in connection with the grants of stock options calculated in accordance with SFAS 123(R). All options were granted in May 2005. See Note 4 to the notes to our financial statements for additional information, including certain valuation assumptions used in calculating the fair value of the awards.

(2)	Consists of $2,521 in premiums for a guaranteed term life insurance policy on behalf of Mr. Molinaro and $9,600 in connection with the payment of automobile allowances.
(3)	Consists of $8,490 in premiums for a guaranteed term life insurance policy on behalf of Mr. Whittle and $7,200 in connection with the payment of automobile allowances.
(4)	Consists of $567 in premiums for a guaranteed term life insurance policy on behalf of Mr. Miceli and $7,200 in connection with the payment of automobile allowances.
(5)	Consists of $567 in premiums for a guaranteed term life insurance policy on behalf of Mr. Jean and $6,000 in connection with the payment of automobile allowances.
(6)	Mr. Vohra’s employment with us has been terminated effective August 31, 2007.
(7)	Consists of $1,480 in premiums for a guaranteed term life insurance policy on behalf of Mr. Vohra and $8,000 in connection with the reimbursement of educational tuition payments.

The following table sets forth certain information concerning the grant of non-equity incentive plan-based awards to our named executive officers during the year ended December 31, 2006.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
		Threshold($)(1)	Target($)(1)	Maximum($)
James S. Molinaro	August 3, 2006	110,466	110,466	220,932
W. James Whittle	August 3, 2006	55,233	55,233	110,466
Joseph A. Miceli	August 3, 2006	29,070	29,070	58,140
Edmond Jean	—	—	—	—
Vivek Vohra	August 3, 2006	29,070	29,070	58,140

(1)	The amounts set forth in these columns represent the minimum amounts and the target amounts payable to the named executive officers under our non-equity incentive plan for a minimum level of performance. These amounts represent the amounts that would have been paid if we had achieved the prescribed minimum level of performance.

Benefit Plans

Stock Incentive Plan

Our stock incentive plan was adopted by our board of directors in May 2005 and subsequently approved by our stockholders. The plan provides for grants of stock options or awards of restricted stock to employees, officers, directors, consultants and advisers. By encouraging stock ownership, we are seeking to attract, retain and motivate such individuals and to encourage them to devote their efforts to our business. There are 1,500,000 shares of our common stock reserved for issuance under the plan. Shares of common stock subject to awards that have expired, terminated or been cancelled or forfeited are available for issuance or use in connection with future awards. As of May 31, 2007, there were outstanding under the plan options to purchase 1,111,177 shares of common stock. Upon the completion of this offering, we expect to grant options to purchase an aggregate of approximately              shares of our common stock under the plan, which will be exercisable at the initial public offering price.

Our compensation committee administers the plan, including the selection of individuals eligible for grants of options or awards of restricted stock, the terms of grants or awards, possible amendments to the terms of grants or awards and the interpretation of the plan. The plan provides for the grant of options intended to qualify as incentive stock options under Section 422(b) of the Internal Revenue Code as well as non-qualified stock options. The maximum term of any option granted under the stock incentive plan is ten years, except that with respect to incentive stock options granted to a person who owns stock possessing more than 10% of the voting power of our stock, the term of an option shall be for no more than five years.

The exercise price of incentive stock options granted under the plan must be at least equal to the fair market value of our common stock on the date of the grant. However, for any optionee who owns stock possessing more than 10% of the voting power of our stock, the exercise price for incentive stock options must be at least 110% of the fair market value of our common stock on the date of the grant. The exercise price of non- qualified stock options is set by the committee and may be less than, equal to or greater than the fair market value of our common stock on the date of the grant.

The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an optionee during any calendar year may not exceed $100,000.

Options granted under the plan may be exercised in whole or in part as specifically set forth in the option grant agreement, and, except as provided by law, no options may be transferred except by will or by the laws of descent and distribution. Upon a change in control, as defined in the plan, the compensation committee has the right to accelerate the vesting of the options then outstanding.

Awards of restricted stock may also be made under the plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The committee may determine the number of shares of restricted stock granted to any eligible person and impose whatever conditions to vesting it determines to be appropriate. Shares that have not vested at the time of an awardee’s termination of employment or service for any reason will generally be subject to forfeiture or to our right of repurchase at a nominal price. Upon a change in control, the compensation committee has the right to accelerate the vesting of the restricted stock awards then outstanding.

The board may terminate the plan in whole or in part at any time and may amend the plan from time to time without stockholder approval so long as the amendment does not change the class of individuals eligible to receive incentive stock options, increase the number of shares as to which options may be granted or make any other changes which would require stockholder approval under applicable law or by the rules of any stock exchange or automated quotation system on which our common stock may then be listed or quoted. In addition, no amendment to the plan may adversely affect any outstanding option in any material respect without the consent of the optionee. The plan will terminate on May 10, 2015, unless terminated earlier by our board.

401(k) Plan

We have established a 401(k) profit sharing plan, or the 401(k) Plan, covering substantially all of our employees. Once our employees have met the eligibility and participation requirements under the 401(k) Plan, employees may contribute a portion of their earnings to the 401(k) Plan to be invested in various savings alternatives. Annually, at the discretion of our board of directors, we may make matching contributions to the 401(k) Plan. Through 2006, we made no matching contributions to the 401(k) Plan. For 2007, we are making matching contributions of 50% of an employee’s contribution, up to a maximum contribution by us of 2% of an employee’s salary.

Equity Awards

The following table sets forth certain information concerning our outstanding options for our named executive officers at December 31, 2006. None of our named executive officers had any unvested restricted stock awards at December 31, 2006.

Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable
James S. Molinaro	350,442	115,583	(1)	7.00	5/10/2015
W. James Whittle	116,867	50,086	(1)	7.00	5/10/2015
Joseph A. Miceli	22,878	6,411	(1)	7.00	5/10/2015
Edmond Jean	13,485	5,779	(1)	7.00	5/10/2015
Vivek Vohra	13,485	5,779	(1)	7.00	5/10/2015	(2)

(1)	These options vest on December 31, 2007.
(2)	As a result of Mr. Vohra’s termination of employment, all options will terminate in November 2007.

Employment Contracts, Termination of Employment and Change in Control Arrangements

James S. Molinaro

In July 2007, we entered into a three-year employment agreement with James Molinaro to serve as our President and Chief Executive Officer at an annual salary of $345,000. The board will review the salary annually and, at its discretion, may adjust the salary. Mr. Molinaro is also eligible to receive, at the discretion of the board, an annual bonus as described under “—Compensation Discussion and Analysis.” Upon the completion of this offering, Mr. Molinaro will receive a one-time cash payment of $600,000 and options to purchase 125,000 shares of our common stock at the initial public offering price, which will vest over a three-year period.

If we terminate Mr. Molinaro’s employment without cause or if Mr. Molinaro resigns for good reason, as these terms are defined in the agreement, Mr. Molinaro will receive twelve months’ salary and receive his entire potential for bonus in the year of termination, each payable in twelve equal monthly installments following the termination. If we terminate Mr. Molinaro’s employment without cause or if he resigns for good reason within twelve months of a change in control, as defined in the agreement, Mr. Molinaro will receive 24 months’ salary payable in 24 equal monthly installments following termination, and he will receive his entire potential for bonus in the year of termination, which will be payable in twelve equal monthly installments following the termination.

Other Named Executive Officers

Each of our named executive officers other than Mr. Molinaro is entitled to the following severance benefits pursuant to a severance agreement with such executive. If the named executive officer is terminated without cause or resigns for good reason, as these terms are defined in the severance agreement, he will receive a severance of: six months’ salary payable at our option in a lump sum or over six months; a pro rated portion of any bonus for which he would otherwise have been eligible; and, to the extent he elects to continue medical coverage under COBRA, payment of such coverage for six months following termination. If the named executive officer is terminated without cause or resigns for good reason within twelve months following a change in control, as defined in the severance agreement, he will receive a severance of: nine months’ salary payable at our option in a lump sum or over nine months; and, to the extent he elects to continue medical coverage under COBRA, payment of such coverage for nine months following termination.

The table below shows the benefits potentially payable to each named executive officer if he were to be terminated without cause or resigns for good reason. These amounts are calculated on the assumption that the employment termination took place on December 31, 2006.

Name	Termination without cause or resignation for good reason	Termination without cause or resignation for good reason within twelve months of change in control
James S. Molinaro	$554,398	$887,864
W. James Whittle	106,990	160,486
Joseph A. Miceli	94,064	141,097
Edmond Jean	83,837	125,755
Vivek Vohra	77,816	116,724

Director Compensation

We did not compensate our directors for services as members of our board during 2006. Following the completion of this offering, we intend to pay an annual fee of $             to our unaffiliated non-employee directors for their service on the board as well as a fee of $             per meeting to each non-employee director who attends a board or committee meeting in person. We also will continue to reimburse our directors for the reasonable expenses they incur in attending board or committee meetings. We may elect to grant options to purchase shares of our common stock or make restricted stock awards to non-employee directors in the future.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding common stock as of April 30, 2007, and as adjusted to reflect the sale of the shares of common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 15, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. The percentage of ownership is based on 8,532,729 shares of common stock outstanding as of June 15, 2007.

Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them, subject to applicable community property laws. Unless otherwise indicated, the address of each stockholder is c/o Akrion, Inc., 6330 Hedgewood Drive, Suite 150, Allentown, Pennsylvania 18106.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Sunrise Capital Partners, L.P.(1) 245 Park Avenue New York, New York 10167	8,332,846	97.7%
James S. Molinaro(2)	352,166	4.0
W. James Whittle(3)	116,867	1.4
Joseph A. Miceli(4)	22,878	*
Edmond Jean(5)	13,485	*
Vivek Vohra(6)	13,485	*
Eugene Bernosky(7)	41,590	*
John W. Clark(8)	181,282	2.1
Joseph A. Julian	—	—
Peter Kirlin(9)	68,500	*
David A. Preiser(10)	8,332,846	97.7
Robert Wickey(11)	18,772	*
All directors and executive officers as a group (11 persons)(12)	9,161,871	100%

*	Less than 1%.
(1)	Sunrise Advisors, LLC is the general partner of Sunrise Capital Partners, L.P. Mr. Preiser is the managing member of Sunrise Advisors and, accordingly, has voting and dispositive power over the shares held by Sunrise Capital Partners. Mr. Preiser disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)	Includes 1,724 shares owned by JSM Investments, Inc., of which Mr. Molinaro is the sole stockholder. Also includes options to purchase 350,442 shares of our common stock.

(3)	Consists of options to purchase shares of our common stock.
(4)	Consists of options to purchase shares of our common stock.
(5)	Consists of options to purchase shares of our common stock.
(6)	Consists of options to purchase shares of our common stock.
(7)	Includes options to purchase 38,781 shares of our common stock.
(8)	Shares are held by Westar Capital, LLC, of which Mr. Clark is the managing member. Mr. Clark disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.
(9)	Consists of options to purchase shares of our common stock.
(10)	Shares are held by Sunrise Capital Partners, L.P. Mr. Preiser is the managing member of the general partner of Sunrise Capital Partners, L.P. Mr. Preiser disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.
(11)	Includes 11,272 shares owned by The KB Mezzanine Fund II, L.P. Mr. Wickey is the managing member of the general partner of The KB Mezzanine Fund II, L.P. Mr. Wickey disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein. Also includes options to purchase 7,500 shares of our common stock.
(12)	Includes options to purchase 631,938 shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, we have engaged in the following transactions in which the amount involved exceeded $120,000 and in which any of our directors, executive officers, holders of more than 5% of our voting stock or their immediate family members had a direct or indirect material interest.

Relationships with Sunrise Capital

Guaranty of Credit Facility

In February 2004, we entered into a line of credit with Silicon Valley Bank. As part of the transaction, Sunrise Capital, our principal stockholder, agreed to guarantee our obligations under the line of credit. As consideration for entering into this guarantee, we issued to Sunrise Capital membership interests that now represent 500,000 shares of our common stock. This issuance had the effect of increasing Sunrise Capital’s ownership in us by approximately 1% at the time of the transaction. Sunrise Capital’s guarantee terminated in July 2006.

Management and Company Sale Agreements

In September 2004, Sunrise Advisors, LLC, the general partner of Sunrise Capital, and we terminated a management agreement under which Sunrise Advisors provided financial, management and operations consulting services to us. In addition, we terminated a company sale agreement pursuant to which we agreed to pay Sunrise Advisors a specific amount in connection with a sale of more than 50% of our equity, a sale of substantially all of our assets to an unaffiliated third party or a merger following which our stockholders would not own at least 50% of the surviving entity’s voting power. We agreed to terminate these agreements in exchange for a termination payment to Sunrise Advisors in the aggregate amount of $1.5 million. We made this payment with a portion of the proceeds from the $7.6 million note that we issued to Sunrise Capital in September 2004.

$7.6 Million Note Payable to Sunrise Capital

In September 2004, we issued a secured promissory note to Sunrise Capital in the initial principal amount of approximately $7.6 million. We used $3.5 million of the proceeds from this note for working capital, approximately $800,000 to repay all principal and interest owing to Sunrise Capital under a short-term borrowing arrangement, approximately $800,000 to reimburse Sunrise Capital for certain expenses incurred on our behalf, $1.0 million to pay all accrued fees owing under a management agreement with Sunrise Advisors and $1.5 million to pay a fee to terminate the management agreement and a company sale agreement with Sunrise Advisors. The note is secured by a lien on substantially all of our assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at a reference bank’s prime rate plus an applicable margin. The initial margin was 6.5%. On March 21, 2005, the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each September 21 and March 21. These increases will continue until all amounts are repaid. As of March 31, 2007, the annual interest rate on the note was 19.75% and the outstanding principal amount of the note was $10.9 million. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash.

$12.5 Million Note Payable to Sunrise Capital

In January 2005, we issued a secured promissory note to Sunrise Capital in the initial principal amount of $12.5 million. We used the proceeds from this note for working capital purposes. The note is secured by a lien on substantially all of our assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at a reference bank’s prime rate plus an applicable margin. The initial margin was 6.5%. On December 15, 2005, the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each June 15 and December 15. These increases will continue until all amounts are repaid. As of March 31, 2007, the annual interest rate on the note was 17.75% and the outstanding principal amount of the note was $16.2 million. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. In connection with this loan transaction, we issued to Sunrise Capital 6,400,000 shares of common stock.

$1.5 Million Note Payable to Sunrise Capital

In May 2005, we issued an unsecured promissory note to Sunrise Capital in the initial principal amount of $1.5 million. In April 2006, the note was amended and restated and was secured by a lien on substantially all of our assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. We used the proceeds from this note for working capital purposes. The note bears interest at an annual rate of 11.75%. As of March 31, 2007, the outstanding principal amount of the note was $1.8 million. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash.

$750,000 Note Payable Sunrise Capital

In April 2006, we issued a secured promissory note to Sunrise Capital in the initial principal amount of $750,000. We used the proceeds from this note for working capital purposes. The note is secured by a lien on substantially all of our assets. The lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at an annual rate of 11.75%. As of March 31, 2007, the outstanding principal amount of the note was $0.8 million. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash.

Upon the completion of this offering, we expect to repay a substantial portion of the obligations payable to Sunrise Capital described above. Any of those obligations that are not repaid will be converted into shares of our common stock at the initial public offering price. See “Use of Proceeds.”

Equipment Purchase Agreement

In April 2006, in order to obtain working capital, we entered into an equipment purchase agreement with Sunrise Capital Investments, LLC, pursuant to which we sold Sunrise Capital Investments two single-water systems for $2.3 million, representing a discount of approximately 40% to the fair value of such systems. Under the terms of the equipment purchase agreement, prior to April 7, 2007, we had the right to repurchase either system, and Sunrise Capital Investments had the right to return either system, for the purchase price of such tool plus an amount equal to 9% on an annualized basis. On July 7, 2006, we repurchased one of the systems for $1.2 million. Mr. Preiser, a member of our board, is an equity holder and the managing member of Sunrise Capital Investments.

AIT Holding Company

One of our suppliers of subassemblies and other parts and materials is American Integration Technologies, LLC. During 2006, we purchased $3.0 million of subassemblies from American Integration. The sole member of American Integration is AIT Holding Company, LLC. Messrs. Bernosky, Julian and Preiser, members of our board, are members of the board of managers of AIT Holding Company, and Mr. Bernosky is a member of AIT Holding Company. A principal member of AIT Holding Company is HLHZ AIT Holding, LLC. Messrs. Preiser and Julian are members of HLHZ AIT Holdings.

Verteq Acquisition

In March 2004, we acquired substantially all of the assets and assumed certain of the liabilities of Verteq, Inc. through Goldfinger Technologies, LLC, which was initially formed as a wholly-owned subsidiary of Sunrise

Capital. The total consideration we paid in connection with the Verteq acquisition was $2.9 million in the form of a note to Sunrise Capital, the issuance to Sunrise Capital of membership interests that now represent 700,000 shares of our common stock, the issuance to Westar Capital II, LLC, the principal equity holder of Verteq, of membership interests that now represent 181,282 shares of our common stock and royalty payments to Westar Capital as described below. The primary purpose of the acquisition was to acquire our single-wafer product line and related technology. The acquisition was structured as follows:

•

As part of the transaction, Goldfinger Technologies purchased for approximately $2.8 million certain of the secured indebtedness of Verteq held by Westar Capital. Sunrise Capital, which at the time owned in excess of 96% of our equity, provided the funds to Goldfinger Technologies to make the payment to Westar Capital. Verteq was insolvent at the time of Goldfinger Technologies’ purchase of the secured debt. Verteq subsequently made an assignment for the benefit of creditors under California state law, and the assignee under such procedure then conducted a sale of Verteq’s assets. Goldfinger Technologies, as the senior secured creditor of Verteq, purchased substantially all of the assets of Verteq by credit-bidding the secured indebtedness it had purchased from Westar Capital.

•

Following the consummation of the asset purchase, we purchased Goldfinger Technologies from Sunrise Capital in exchange for a secured promissory note in the initial principal amount of approximately $2.9 million and membership interests that now represent 700,000 shares of our common stock. The amount of the note includes the purchase price of the debt and Sunrise Capital’s cash infusion into Goldfinger in connection with the transaction. This consideration was also intended to compensate Sunrise Capital for its undertaking and financing the Verteq acquisition on our behalf. The equity issuance had the effect of increasing Sunrise Capital’s ownership in us, before giving effect to the equity issued to Westar Capital, by 0.5%. Interest under the Sunrise Capital note accrues at a rate equal to a reference bank’s prime rate plus an applicable margin. The note was amended in January 2005 to, among other things, increase the margin to 6.5%. On December 15, 2005 the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each June 15 and December 15. These increases will continue until all amounts are repaid. As of March 31, 2007, the annual interest rate on the note was 17.75% and the outstanding principal amount of the note was $3.7 million. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. As with the other Sunrise Capital debt described above, we will either repay this note with a portion of the proceeds from this offering or this note will be converted into shares of our common stock at the initial public offering price.

•

In connection with the acquisition, we issued to Westar Capital membership interests that represented 8.5% of our outstanding common stock at the time. We also agreed to make royalty payments (ranging from 8% of certain single-wafer product sales during the first year to 2% during the fifth year) to Westar Capital for sales of certain single-wafer products by us for five years from the date of the acquisition, subject to certain setoffs and with an aggregate minimum royalty payment of $2.0 million for the first two years following the closing of the acquisition. John Clark, a principal of Westar Capital, became a member of our board upon the closing of the acquisition. As of March 31, 2007, we have paid Westar Capital royalties aggregating $0.5 million and there are accrued royalties payable to Westar Capital, including interest, $4.5 million.

Agreement with SiVal Advisors

In April 2003, we entered into an agreement with SiVal Advisors, LLC pursuant to which SiVal provided us with financial and operational consulting services in connection with the Verteq acquisition. For its services, SiVal earned a fee of $250,000, $100,000 of which was paid upon the closing of the acquisition in March 2004 and the balance of which was paid in six equal monthly installments thereafter. Eugene Bernosky, a member of our board, is a Partner of SiVal.

Repayment of ORIX Loan

In April 2004, we entered into a Loan and Security Agreement with ORIX Venture Finance LLC under which we ultimately borrowed an aggregate of $5.5 million and issued to ORIX warrants to purchase an aggregate of 53,017 shares of our common stock. In October 2005, an affiliate of ORIX became the majority shareholder of a holding company that owns the business of Houlihan Lokey Howard & Zukin, Inc. Houlihan Lokey is affiliated with Sunrise Capital. Accordingly, ORIX became affiliated with Sunrise Capital after the ORIX loan arrangement had been entered into. In connection with an April 2006 amendment of the loan agreement with ORIX, we changed the exercise price of certain previously issued warrants to $7.10 per share. In July 2006, we used a portion of the proceeds from our term loan with BHC to repay the ORIX loan.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we will adopt a written code of conduct pursuant to which our executive officers, directors and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the case where it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Prior to the time that our audit committee is fully independent, any related party transaction will be reviewed by a committee comprised of directors who are disinterested in such transaction. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of our code of conduct and were approved by our board of directors.

DESCRIPTION OF CAPITAL STOCK

The following information describes our capital stock as well as certain provisions of our certificate of incorporation and bylaws that will be in effect as of the completion of this offering. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our authorized capital stock will consist of 25,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value, none of which preferred stock will be designated. Immediately following the completion of this offering, and assuming no exercise of the underwriters’ over-allotment option,              shares of our common stock will be outstanding and no shares of preferred stock will be outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of our common stock are entitled to receive dividends, if any, as our board may declare from time to time out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any preferred stock then outstanding. The holders of our common stock do not have preemptive, redemption or conversion rights. We currently have six holders of record of our common stock.

Preferred Stock

Prior to this offering, we have not issued any shares of preferred stock. After this offering, our board will be authorized, without further action by our stockholders, to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions thereof. Because our board has the power to establish the preferences and rights of each series of preferred stock, our board may give the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control of our company. We currently have no plans, agreements or understandings for the issuance of any shares of preferred stock.

Warrants

As of June 15, 2007, there were warrants outstanding to purchase an aggregate of 359,628 shares of our common stock at a weighted average exercise price of $8.09 per share. We currently have four holders of warrants. The warrants may be exercised any time prior to their expiration, which ranges from June 2008 to July 2011. The exercise price and number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon changes in our capitalization. The warrants are entitled to piggyback registration rights, as described under “—Registration Rights—Additional Registration Rights.”

Registration Rights

Stockholders’ Registration Rights

In                     , 2007, we entered into a registration rights agreement with our stockholders with respect to the 8,532,729 shares of our common stock they currently own plus any additional shares of our common stock that Sunrise Capital may receive upon the conversion of debt. The agreement provides for demand and piggyback registration rights as follows:

Demand Registration Rights. Beginning six months after the completion of this offering, subject to limitations specified in the agreement, Sunrise Capital can require us, on two separate occasions, to file a registration statement covering the sale of shares of our common stock. After the completion of this offering, Sunrise Capital will own              shares of our common stock, assuming no exercise of the underwriters’ over-allotment option. In addition to Sunrise Capital’s demand registration rights, if Sunrise Capital distributes its shares of our common stock to its limited partners, Sunrise Capital’s largest limited partner may, on one occasion, require us to register all or a part of its shares for sale under the Securities Act, provided that the shares requested to be registered by the limited partner have a market value of at least $5,000,000.

Piggyback Registration Rights. All parties to the registration rights agreement have piggyback registration rights. Under the agreement, if we register any securities for public sale, including pursuant to any stockholder-initiated demand registration, but excluding a registration in connection with a merger or acquisition transaction, these stockholders have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement. If the underwriters limit the number of shares to be registered, the piggyback registration rights would be subject to the priority registration rights of those stockholders having demand registration rights in any demand registration.

Expenses of Registration. We will pay all registration and offering expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification. The registration rights agreement contains customary indemnification provisions pursuant to which we are obligated to indemnify the stockholders exercising their registration rights in the event of material misstatements or omissions in the registration statement attributable to us. These stockholders are obligated to indemnify us for material misstatements or omissions attributable to them.

Additional Registration Rights

The holders of warrants to purchase an aggregate of 359,628 shares of our common stock have piggyback registration rights. In addition, in connection with the SCP acquisition, we entered into a registration rights agreement with Piper Holdings, Inc. that provides for piggyback registration rights with respect to the 422,535 shares of our common stock issuable upon conversion of the note issued to Piper Holdings. Under these agreements, if we register any securities for public sale, including pursuant to any stockholder-initiated demand registration, but excluding a registration in connection with this offering or a merger or acquisition transaction, these securityholders have the right to include in the registration statement their shares underlying the warrants or convertible note. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement. If the underwriters limit the number of shares to be registered, the piggyback registration rights would be subject to the priority registration rights of those stockholders having demand registration rights or registration rights superior to those held by these securityholders. The registration rights agreements with PNC Bank, BHC and Piper Holdings contain customary indemnification provisions pursuant to which we are obligated to indemnify the securityholders exercising their registration rights in the event of material misstatements or omissions in the registration statement attributable to us.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Certain provisions of our certificate of incorporation and bylaws are intended to enhance the continuity and stability of our board of directors and of our policies, but they might have the effect of delaying or preventing a change in control of our company and may make more difficult the removal of incumbent management, even if the transactions could be beneficial to the interests of stockholders. A summary description of these provisions follows:

Change in Control

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Because Sunrise Capital owned its stock before we were a public company, it is not considered an “interested person” under the DGCL.

The provisions of Section 203, together with the ability of our board of directors to issue preferred stock without further stockholder action, as described below, could delay or frustrate an unsolicited attempt to remove incumbent directors or acquire control of our company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of stockholders.

Stockholder Action; Special Meetings of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Authority to Issue Preferred Stock

Our certificate of incorporation authorizes the board of directors, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each series having the voting rights, dividend rates, liquidation, redemption, conversion and other rights as may be fixed by the board of directors.

Limitation of Director Liability

Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors’ fiduciary duty of care. Although Section 102(b)(7) does not change the directors’ duty of care, it enables corporations to limit available relief in most cases to equitable remedies such as an injunction. Our certificate of incorporation limits the liability of directors to us or our stockholders to the fullest extent permitted by Section 102(b)(7). Specifically, our directors will not be personally liable to us or our stockholders for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification

To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors and officers, and may advance or reimburse employees and agents, for expenses incurred by them as a result of indemnifiable claims.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Nasdaq Global Market

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “AKRI.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could cause the market price of our common stock to decline and adversely affect our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common stock. Upon the completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming the issuance of 422,535 shares of our common stock upon the conversion of the convertible note issued to Piper Holdings and the issuance of                      shares of our common stock upon the conversion of debt payable to Sunrise Capital, and assuming no exercise of outstanding options or warrants. The              shares sold in this offering, or              shares assuming the exercise in full of the underwriters’ over-allotment option, will be freely tradable without restrictions or further registration under the Securities Act of 1933, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders and any shares issued to Piper Holdings upon conversion of its promissory note are “restricted securities” as defined in Rule 144. Substantially all of these restricted securities are subject to the contractual restrictions described below and, therefore, may not be sold until expiration of the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In general, a person may sell common stock under Rule 144(k) without regard to manner of sale, the availability of public information or volume limitations described above, if:

•	the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement will be eligible to sell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Lock-Up Agreements

Each of our officers and directors, and all of our stockholders and holders of options and warrants to purchase our common stock have signed lock-up agreements under which they have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, which 180-day period may be extended in specified circumstances. In addition, these persons may transfer their shares:

•	as a gift or by will or intestacy;

•	to any trust for the benefit of the holder or his or her immediate family; and

•	as a distribution to partners, members or stockholders of the holder,

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement.

Registration Rights

Upon the completion of this offering, the holders of 8,532,729 shares of our common stock plus any additional shares of our common stock that Sunrise Capital may receive upon the conversion of debt will have rights to require or participate in the registration of those shares under the Securities Act. The holders of warrants to purchase 359,628 shares of our common stock will also be entitled to registration rights with respect to such shares, and the holder of our $3.0 million convertible note issued in connection with the SCP acquisition will also be entitled to registration rights with respect to 422,535 shares of our common stock issuable upon conversion of the note. For a detailed description of these registration rights see “Description of Capital Stock—Registration Rights.”

Stock Options

Upon the completion of this offering, options to purchase a total of              shares of common stock will be outstanding, of which options to purchase 750,033 shares will be currently exercisable. After the completion of this offering, we intend to file a registration statement to register the 1,500,000 shares of common stock reserved for issuance or subject to outstanding options under our stock incentive plan. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under the plan will be eligible for resale in the public market from time to time immediately after the lock-up agreements referred to above expire, subject, in the case of affiliates, to the Rule 144 volume limitations.

Warrants

Upon the completion of this offering, there will be warrants outstanding to purchase an aggregate of 359,628 shares of common stock at a weighted-average exercise price of $8.09 per share. Any shares of common stock underlying such warrants may be sold only upon registration of such shares or on the basis of an exemption from registration, such as Rule 144. The holders of the warrants are entitled to registration rights with respect to shares of our common stock issuable upon exercise of such warrants as described above.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, we have agreed to sell to the underwriters named below, for which Credit Suisse Securities (USA) LLC is acting as representative and sole book-running manager, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Thomas Weisel Partners LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $              per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus except that we may (a) issue shares of our common stock in this offering; (b) issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition in an aggregate amount not to exceed 10% of the shares of our common stock that will be outstanding upon the completion of this offering; (c) issue shares of our common stock pursuant to the exercise of warrants, options or other equity awards, or grant options or other equity awards pursuant to our stock incentive plan, in each case existing on the date of this prospectus; and (d) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in the case of (b), (c) and (d) above subject to no further transfer during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers, directors and existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to              shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The Nasdaq Global Market under the symbol “AKRI.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us and the representative and will not necessarily reflect the market price of our common stock following this offering. The principal factors that will be considered in determining the public offering price include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing shares of common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Cozen O’Connor, Philadelphia, Pennsylvania. The underwriters have been represented by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

The financial statements as of and for the year ended December 31, 2006 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving such reports.

The financial statements of Akrion, Inc. and subsidiaries as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of SCP Global Technologies, Inc., as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (a) the discontinued operations of SCP’s Germany segment, (b) the agreement to sell SCP’s Emersion intellectual property and discontinue the development and manufacturing of surface preparation semiconductor equipment, and (c) an agreement reached with the common stockholder of SCP), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Marshall & Stevens, Inc., an independent valuation firm, has performed a valuation of the fair value of our common stock. Marshall & Stevens, Inc. has consented to the references in this prospectus to its valuation report.

CHANGE IN ACCOUNTANTS

On December 12, 2006, we dismissed PricewaterhouseCoopers LLP as our independent registered public accounting firm. Our decision to dismiss PricewaterhouseCoopers was approved by the audit committee of our board of directors. On that same date, with the approval of the audit committee of our board of directors, we engaged Grant Thornton LLP to be our independent registered public accounting firm. PricewaterhouseCoopers’ reports on our financial statements as of and for the years ended December 31, 2004 and 2005 did not contain any adverse opinion or disclaimer of opinion and were not otherwise qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the years ended December 31, 2004 and 2005 and through December 12, 2006, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference thereto in its report on our financial statements for such years and there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v). We did not consult with Grant Thornton on any financial or accounting reporting matters described in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K prior to their appointment.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and accordingly we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.akrion.com as soon as practicable after filing such documents with the SEC.

You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec.gov. You can also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

INDEX TO FINANCIAL STATEMENTS

Akrion, Inc.

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-4

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited)	F-5

Consolidated Statements of Stockholders’ Deficit and Comprehensive Loss for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

SCP Global Technologies, Inc.

Independent Auditors’ Report	F-34

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-35

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-36

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003	F-37

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-38

Notes to Consolidated Financial Statements	F-39

Consolidated Balance Sheet as of September 30, 2006 (unaudited)	F-55

Consolidated Statements of Operations for the nine-months ended September 30, 2006 (unaudited) and 2005 (unaudited)	F-56

Consolidated Statements of Cash Flows for the nine-months ended September 30, 2006 (unaudited) and 2005 (unaudited)	F-57

Notes to Consolidated Financial Statements (unaudited)	F-58

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Akrion, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Akrion, Inc. and its Subsidiaries (a Delaware corporation) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Akrion, Inc. and its Subsidiaries as of December 31, 2006, and the consolidated results of their operations and cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 4 to the consolidated financial statements, the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payments (SFAS 123R) in 2006.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

May 4, 2007 (except for note 16, as to which the date is May 14, 2007)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Akrion, Inc. and Subsidiaries:

In our opinion, the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of operations, stockholders deficit and comprehensive loss and cash flows for each of the two years in the period ended December 31, 2005 present fairly, in all material respects, the financial position of Akrion, Inc. (formerly Akrion, LLC) and its subsidiaries at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended December 31, 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Philadelphia, PA

August 16, 2006, except for Segment Reporting

and Earnings Per Share as discussed in Note 4 as to

which the date is May 4, 2007.

AKRION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,		March 31, 2007
	2005	2006
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$775,540	$1,093,374	$993,548
Restricted cash	—	1,628,994	—
Accounts receivable, net of allowance for doubtful accounts of $569,188, $246,299 and $250,381, respectively	14,060,137	20,022,886	20,421,825
Inventories	21,025,517	28,649,659	29,687,847
Prepaid expenses and other current assets	2,264,950	4,082,668	5,163,130

Total current assets	38,126,144	55,477,581	56,266,350

Property and equipment, net	4,190,860	4,186,848	4,123,384
Intangible assets, net	4,478,135	4,056,078	3,868,928
Goodwill	4,550,548	5,878,850	6,766,174
Deferred financing costs and other assets	397,965	516,843	432,194
Restricted cash, noncurrent	65,940	72,723	72,220

Total assets	$51,809,592	$70,188,923	$71,529,250

Liabilities and Stockholders’ Deficit
Current liabilities
Lines of credit	$11,952,006	$15,808,354	$14,854,335
Notes payable, current portion	—	—	11,904,714
Notes payable to related parties, current portion	3,752,839	—	—
Capital lease obligations, current portion	30,928	11,008	5,596
Accounts payable	6,929,031	9,349,100	11,204,396
Deferred revenue	5,163,956	1,694,510	3,650,818
Accrued expenses	10,889,286	19,852,738	18,454,670
Other current liabilities—related party	2,338,934	2,040,634	2,188,560
Income taxes payable	230,603	143,517	178,715

Total current liabilities	41,287,583	48,899,861	62,441,804
Deferred tax liabilities	106,452	—	—
Notes payable	—	11,814,061	—
Notes payable to related parties	22,569,632	31,009,512	32,625,037

Total liabilities	63,963,667	91,723,434	95,066,841

Commitments and contingencies

Stockholders’ deficit
Preferred stock, 5,000,000 shares authorized, $.01 par value per share, no shares issued and outstanding	—	—	—
Common stock, 25,000,000 shares authorized, $.01 par value per share, 8,532,729 shares issued and outstanding	85,327	85,327	85,327
Additional paid-in capital	4,636,177	6,109,059	6,404,070
Accumulated deficit	(16,884,634)	(27,662,121)	(29,967,853)
Accumulated other comprehensive (loss) income	9,055	(66,776)	(59,135)

Total stockholders’ deficit	(12,154,075)	(21,534,511)	(23,537,591)

Total liabilities and stockholders’ deficit	$51,809,592	$70,188,923	$71,529,250

The accompanying notes are an integral part of these consolidated financial statements.

AKRION, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue	$63,445,067	$71,644,058	$80,158,045	$16,217,457	$25,147,357
Cost of revenue(1)	47,539,729	47,141,711	53,636,256	11,783,277	16,663,746

Gross profit	15,905,338	24,502,347	26,521,789	4,434,180	8,483,611

Operating expenses
Selling, general and administrative expense(2)	14,829,342	13,572,981	14,847,215	3,521,649	4,364,713
Research and development expense(3)	7,116,623	10,659,994	12,383,526	2,979,145	3,429,982
Special charges	3,238,942	—	—	—	—

Operating expenses	25,184,907	24,232,975	27,230,741	6,500,794	7,794,695

(Loss) income from operations	(9,279,569)	269,372	(708,952)	(2,066,614)	688,916

Other income (expense)
Interest expense	(2,025,320)	(6,094,887)	(9,973,343)	(1,941,072)	(2,949,563)
Other income (expense)	4,909	(94,090)	(43,520)	(38,050)	3,561
Interest income	826	2,900	9,933	1,169	3,208

Other expense, net	(2,019,585)	(6,186,077)	(10,006,930)	(1,977,953)	(2,942,794)

Loss before income taxes	(11,299,154)	(5,916,705)	(10,715,882)	(4,044,567)	(2,253,878)
Provision (benefit) for income taxes	21,423	337,160	61,605	(61,417)	51,854

Net loss	$(11,320,577)	$(6,253,865)	$(10,777,487)	$(3,983,150)	$(2,305,732)

Loss per share—basic and diluted	$(6.06)	$(0.99)	$(1.26)	$(0.47)	$(0.27)

Weighted average number of shares—basic and diluted	1,868,549	6,292,537	8,532,729	8,532,729	8,532,729

(1)	Includes share-based compensation expense for the three months ended March 31, 2007 and 2006 and the year ended December 31, 2006 of $16,464, $16,464 and $65,855, respectively.
(2)	Includes share-based compensation expense for the three months ended March 31, 2007 and 2006 and the year ended December 31, 2006 of $241,356, $216,219 and $864,874, respectively.
(3)	Includes share-based compensation expense for the three months ended March 31, 2007 and 2006 and the year ended December 31, 2006 of $37,191, $36,847 and $147,389, respectively.

All share amounts reflect the 1-for-10 reverse stock split effective August 2, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

AKRION, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’

Deficit and Comprehensive Loss

	Common Interests	Common Interests (Units)	Common Stock (Par Value)	Common Stock (Shares)	Additional Paid-in Capital (APIC)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit	Comprehensive Loss
Balance, January 1, 2004	$59,529,356	751,448	$—	—	$—	$(66,975,924)	$(24,933)	$(7,471,501)
Net loss	—	—	—	—	—	(11,320,577)	—	(11,320,577)	$(11,320,577)
Cumulative translation adjustment							16,843	16,843	16,843

Comprehensive loss	—	—	—	—	—	—	—	—	$(11,303,734)

Issuance of warrants in conjunction with line of credit and notes	483,807	—	—	—	—	—	—	483,807
Issuance of common membership units for guarantee	383,167	500,000	—	—	—	—	—	383,167
Issuance of common membership dividend related to acquisition	325,052	700,000	—	—	—	(325,052)	—	—
Issuance of common membership units for acquisition	7,482,675	181,282	—	—	—	—	—	7,482,675
Reclassification of undistributed losses of LLC to APIC	—	—	—	—	(67,990,784)	67,990,784	—	—
Issuance of common stock upon conversion to C Corporation	(68,204,057)	(2,132,730)	21,327	2,132,729	68,182,730	—	—	—

Balance, December 31, 2004	—	—	21,327	2,132,729	191,946	(10,630,769)	(8,090)	(10,425,586)

Net loss	—	—	—	—	—	(6,253,865)	—	(6,253,865)	$(6,253,865)
Cumulative translation adjustment							17,145	17,145	17,145

Comprehensive loss	—	—	—	—	—	—	—	—	$(6,236,720)

Issuance of common stock in conjunction with notes	—	—	21,300	2,130,000	2,788,560	—	—	2,809,860
Issuance of common stock in conjunction with notes	—	—	42,700	4,270,000	1,365,230	—	—	1,407,930
Issuance of warrants in conjunction with notes	—	—	—	—	160,605	—	—	160,605
Issuance of warrants in conjunction with line of credit	—	—	—	—	129,836	—	—	129,836

Balance, December 31, 2005	—	—	85,327	8,532,729	4,636,177	(16,884,634)	9,055	(12,154,075)

Net loss	—	—	—	—	—	(10,777,487)	—	(10,777,487)	$(10,777,487)
Cumulative translation adjustment							(75,831)	(75,831)	(75,831)

Comprehensive loss	—	—	—	—	—	—	—	—	$(10,853,318)

Share-based compensation					1,078,118	—	—	1,078,118
Issuance of warrants in conjunction with notes	—	—	—	—	333,564	—	—	333,564
Issuance of warrants in conjunction with line of credit	—	—	—	—	61,200	—	—	61,200

Balance, December 31, 2006	—	—	85,327	8,532,729	6,109,059	(27,662,121)	(66,776)	(21,534,511)

Net loss (unaudited)						(2,305,732)		(2,305,732)	$(2,305,732)
Cumulative translation adjustment (unaudited)							7,641	7,641	7,641

Comprehensive loss (unaudited)								—	$(2,298,091)

Share-based compensation (unaudited)					295,011			295,011

Balance, March 31, 2007 (unaudited)	$—	—	$85,327	8,532,729	$6,404,070	$(29,967,853)	$(59,135)	$(23,537,591)

All share amounts reflect the 1-for-10 reverse stock split effective August 2, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

AKRION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from operating activities
Net loss	$(11,320,577)	$(6,253,865)	$(10,777,487)	$(3,983,150)	$(2,305,732)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	1,857,159	2,029,984	1,648,106	489,403	347,677
Provision for bad debt	260,510	333,565	(276,362)	(66,626)	22,659
Provision for inventory obsolescence	1,934,716	713,185	796,828	120,000	120,000
Amortization of intangibles	557,951	700,273	758,250	179,714	195,263
Amortization of debt issuance costs and discounts	793,737	1,723,933	2,153,354	450,777	634,546
Non-cash interest expense	453,765	3,097,181	5,325,343	1,090,639	1,574,878
Deferred taxes	—	106,452	(106,452)
Loss on disposal of assets	30,268	18,257	1,361	1,361	49,219
Share-based compensation	—	—	1,078,118	269,530	295,011
Changes in operating assets and liabilities, net of assets and liabilities acquired
Accounts receivable	(3,030,218)	(9,258,227)	72,193	(321,006)	(421,598)
Inventories	5,925,182	(3,649,116)	(3,248,864)	(2,282,974)	(1,158,188)
Prepaid expenses and other current assets	1,822,912	436,228	(998,290)	388,214	(1,207,701)
Other assets	(340,392)	(1,789)	(294,732)	(37,658)	2,556
Accounts payable	1,418,880	(1,082,094)	696,623	3,127,427	1,855,296
Accrued expenses	2,305,554	1,464,395	(1,081,836)	207,503	(2,370,298)
Deferred revenue	(18,977,960)	2,630,665	(3,469,446)	1,277,205	1,956,308
Income taxes payable	(35,563)	193,750	4,196	29,151	35,198

Net cash (used in) provided by operating activities	(16,344,076)	(6,797,223)	(7,719,097)	939,510	(374,906)

Cash flows from investing activities
Purchase of property and equipment	(1,662,365)	(1,221,065)	(1,280,848)	(381,702)	(333,432)
Payment for business acquisitions, net of cash acquired	(214,357)	—	50,477	—	—
Payment on Westar Royalties	—	(250,000)	(250,000)	(250,000)	—
Capitalized spending on intellectual property	—	(296,359)	(336,193)	(6,800)	(8,113)
Restricted cash	(3,044)	971	23,713	310	1,629,497

Net cash (used in) provided by investing activities	(1,879,766)	(1,766,453)	(1,792,851)	(638,192)	1,287,952

Cash flows from financing activities
Net borrowings (repayments) on line of credit	4,563,359	2,605,858	3,899,414	409,970	(960,820)
Proceeds from issuance of debt	15,600,000	8,150,000	9,750,000	750,000	—
Advances from related party	—	—	2,267,000	—	—
Repayments to related parties	—	—	(1,192,000)	—	(51,923)
Payments of debt	(454,545)	(1,482,490)	(4,088,703)	(629,870)	—
Payments on capital lease obligations	(102,479)	(16,057)	(19,919)	(4,750)	(5,412)
Debt issuance costs	(999,939)	(682,021)	(710,179)	—	(2,358)

Net cash (used in) provided by financing activities	18,606,396	8,575,290	9,905,613	525,350	(1,020,513)

Effect of exchange rate	16,843	17,145	(75,831)	840	7,641

Net increase (decrease) in cash and cash equivalents	399,397	28,759	317,834	827,508	(99,826)

Cash and cash equivalents
Beginning of period	347,384	746,781	775,540	775,540	1,093,374

End of period	$746,781	$775,540	$1,093,374	$1,603,048	$993,548

The accompanying notes are an integral part of these consolidated financial statements.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business

Akrion, Inc., formerly Akrion LLC, (the “Company”), headquartered in Allentown, Pennsylvania, together with its subsidiaries, designs, manufactures, markets, installs, and services advanced wet cleaning systems for the semiconductor industry. The Company’s systems are used in yield-critical surface preparation processes for the manufacture of a wide variety of semiconductor devices. In addition, the Company’s systems are used to clean bare silicon and test wafers as well as photomasks used in the production of semiconductor devices. The Company also provides upgrades, spare parts and service its installed base of systems. The Company’s primary manufacturing location and headquarters is located in Allentown, Pennsylvania. The Company’s Asian subsidiaries include Akrion (s) Pte Ltd., Akrion Korea Co., Ltd., Akrion Taiwan Co., Ltd. and Akrion (M) Sdn Bhd Malaysia Ltd. These Asian subsidiaries market and service the Company’s products in Asia. Akrion’s domestic subsidiaries include Goldfinger Technologies, LLC (“GFT”), SCP Services, Inc. (“SCP”), and Akrion Technologies, Inc. (“ATI”). GFT is located in California, and provides support for sales and service. SCP is located in Idaho and provides upgrades, spare parts and service for the installed systems. SCP’s foreign subsidiaries are SCP Global Technologies Israel Ltd., SCP Korea YH, SCP Global Technologies Asian, Pte. Ltd., SCP Global Technologies Taiwan Ltd and Akrion GmbH, which sell and service the Company’s products world-wide. Akrion’s intellectual property and patents reside on the books of ATI. The Company is majority owned by Sunrise Capital Partners, L.P. (“Sunrise Capital”).

2. Liquidity

As of March 31, 2007, December 31, 2006, and December 31, 2005, the Company had an accumulated deficit of $29,967,853 (unaudited), $27,662,121 and $16,884,634, respectively. As of March 31, 2007, December 31, 2006 and December 31, 2005, the Company had a working capital deficit of $6,175,454 (unaudited), working capital of $6,577,720 and a working capital deficit of $3,161,439, respectively. For the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005, cash flows used in operations were $374,906 (unaudited), $7,719,097 and $6,797,223, respectively.

Historically, the Company has required external capital to fund its working capital needs, satisfy its debt service obligations, fund its operating losses and purchase new equipment. The Company has relied on capital contributions and debt financings from Sunrise Capital, the Company’s principal stockholder, as well as financings from third parties to fund the Company’s liquidity needs since its inception in 1999. As of March 31, 2007, the Company had cash and cash equivalents of $993,548 (unaudited) and total indebtedness for borrowed money of $59,384,086 (unaudited), net of discounts of $1,256,396 (unaudited). As of December 31, 2006, the Company had cash and cash equivalents of $1,093,374 and total indebtedness for borrowed money of $58,631,927, net of discounts of $1,728,798, compared to cash and cash equivalents of $775,540 and total indebtedness for borrowed money of $38,274,477 as of December 31, 2005, net of discounts of $3,201,290. The increase in indebtedness during 2006 was the result of increased borrowings under the Company’s line of credit with PNC Bank of $3,856,348 net of discounts of $43,067, $8,814,061, net of discounts of $185,939, of proceeds from a term loan with BHC, of which $4,088,703 was used to repay the Company’s then outstanding term loan, the issuance of a $3,000,000 convertible note to Piper Holdings in connection with the Company’s acquisition of SCP, an increase in the Company’s Sunrise Capital notes payable as a result of adding accrued interest of $6,190,090 to principal, and the issuance of the Company’s $750,000 note to Sunrise Capital.

Management believes that existing cash-on-hand, any cash the Company may generate from current operations and any existing and future financing agreements will satisfy the Company’s capital needs for the foreseeable future, including through 2007. If the Company’s contemplated initial public offering is not completed, or if the Company is unable to attain its expected level of revenue or secure adequate financing, management is committed to a discretionary expense reduction plan that will enable the Company to fund its operations at least through January 4, 2008, which is the maturity date of the term loan with BHC.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

3. Acquisitions

In October 2006, the Company acquired substantially all of the assets and assumed certain liabilities of SCP Global Technologies, Inc, which subsequently changed its name to Piper Holdings, Inc. The primary purpose of the acquisition was to expand the Company’s installed base of wet cleaning systems for which the Company can provide upgrades, spare parts and service. As a result of the acquisition, the Company assumed a lease for a manufacturing facility in Boise, Idaho. The Company plans to terminate this lease in 2007 and move those operations to smaller premises in Boise. In connection with the acquisition, the Company issued a $3,000,000 convertible note to Piper Holdings. The note bears interest at an annual rate of 6% and is convertible into 422,535 shares of the Company’s common stock at a conversion price of $7.10 per share. The Company also paid Piper Holdings $225,312 in cash and entered into a royalty agreement under which it agreed to make payments to Piper Holdings related to sales of spare parts by the Company for SCP systems for 15 months commencing January 1, 2007. The Company records royalties under this agreement as additional goodwill (contingent consideration) in accordance with SFAS 141. The Company incurred acquisition costs of $243,383. The acquisition was accounted for under the purchase method of accounting, and the operations are included in these consolidated financial statements from the acquisition date. The Company accrued royalties for the three months ended March 31, 2007 of $475,095 (unaudited). As of March 31, 2007, no payments for this royalty have been made (unaudited).

The purchase price was allocated as follows:

Cash	$519,172
Restricted cash	1,659,490
Inventory	5,171,946
Accounts receivable	5,758,580
Accrued liabilities	(10,511,113)
Other current assets, net	396,609
Property and equipment	360,018
Other long term assets	57,981
Goodwill	56,012

$3,468,695

The following unaudited pro forma data for the Company shows the impact of the acquisition as if it had occurred as of the beginning of each period presented:

	Year Ended December 31,
	2005	2006
	(unaudited)
Revenue	$108,965,929	$112,551,851
Net loss	$(12,560,981)	$(13,012,099)
EPS	$(1.47)	$(1.52)

On March 5, 2004, the Company purchased substantially all of the assets and assumed certain of the liabilities of Verteq, Inc. (“Verteq”).

This acquisition was consummated principally to acquire the Company’s single-wafer product line and related technology. The acquisition was accounted for as a purchase transaction and, accordingly, the assets acquired and liabilities assumed were recorded at their fair value at the date of acquisition. Management engaged an independent valuation firm to assist in the development of the fair value of the net assets acquired.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The consideration paid for this acquisition was comprised of 181,282 common membership units, a royalty agreement with Westar Capital II, LLC, the secured debt holder of Verteq, and an interest-bearing note to Sunrise Capital for $2,917,325 (reimbursing Sunrise Capital for its costs incurred in connection with the transaction). The common membership units were valued at $7,482,675 by determining the fair market values of the net assets acquired at $12,400,000 less the cash and debt consideration.

The royalty agreement with Westar Capital requires the Company to make payments to Westar Capital for sales of certain single-wafer products by the Company for five years, subject to certain setoffs and with an aggregate minimum royalty payment of $2,000,000 for the first two years following the closing of the acquisition. The royalty percentage is 8% of certain single-wafer product sales in the first year following the March 5, 2004 closing of the acquisition, 7% in the second year, 4% in the third year, 3% in the fourth year and 2% in the fifth year. Royalty payments are due semi-annually on January 31 and July 31 of each year. Late payments are subject to interest at an annual rate of 10%. The Company accrued royalties for the three months ended March 31, 2007 of $362,682 (unaudited), and for the years ended December 31, 2006 and 2005 of $1,272,290 and $1,093,013, respectively. These royalties are recorded as additional goodwill (contingent consideration) in accordance with SFAS 141. Payments of royalties for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005 were $0 (unaudited), $250,000 and $250,000, including interest, respectively. Accrued royalties payable to Westar Capital, including interest, as of March 31, 2007, and the years ended December 31, 2006 and 2005 were $4,462,343 (unaudited), $4,013,524 and $2,700,841, respectively.

The Company also issued 700,000 common membership units to Sunrise Capital valued at $325,052. These units represent excess purchase price paid to Sunrise Capital over its basis in the acquired business and has been recorded as a dividend in the Statement of Stockholders’ Deficit and Comprehensive Loss. The value of the units was derived from the incremental ownership increase that Sunrise Capital obtained from these units relative to the estimated enterprise value of the Company at that date.

The purchase price was allocated as follows:

Inventory	$3,073,734
Accounts receivable	807,523
Accrued liabilities	(1,251,087)
Other current assets, net	253,842
Property and equipment	1,177,835
Intangible assets	5,440,000
Goodwill	3,457,535

$12,959,382

No allocation was made to deferred revenue since the Company was not required to perform any additional services to earn the revenue from the date of acquisition.

The Company incurred acquisition costs of $559,382, which included $250,000 to SiVal Advisors, LLC pursuant to which SiVal provided financial and operational consulting services in connection with the Verteq acquisition. For its services, SiVal earned a fee of $250,000, $100,000 of which was paid upon the closing of the acquisition in March 2004 and the balance of which was paid in six equal monthly installments thereafter. Eugene Bernosky, a member of our board, is a Partner of SiVal. The acquisition costs have been assigned to goodwill and are included in the amounts above.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

4. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements.” As provided in SAB No. 104, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is reasonably assured. In making these judgments, the Company evaluates these criteria as follows:

(1) Persuasive evidence of an arrangement exists. The Company considers a purchase order issued by a customer to be persuasive evidence of an arrangement.

(2) Delivery has occurred or services have been rendered. The Company considers delivery to have occurred when equipment manufactured by the Company is shipped from the Company’s facilities by a common carrier designated and paid for by the customer. At such time, title and risk of loss have transferred to the customer.

(3) The fee is fixed or determinable. The purchase price of the system is fixed, and therefore determinable, by the purchase order.

(4) Collectibility is reasonably assured. The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed reasonably assured if, based upon the Company’s evaluation and historical experience, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

In accordance with SAB No. 104, the Company accounts for revenue from sales of systems and system upgrades as follows:

•

For first time sales of a particular system or system upgrade to an existing customer or the sale of any system to a new customer, the Company recognizes revenue when the customer accepts the system or system upgrade, which typically occurs approximately 90 days after shipment. Revenue from these arrangements is not recognized prior to customer acceptance as the Company does not have a demonstrated history of meeting the performance specifications of the particular system or system upgrade to that customer and the customer may reject the equipment if it fails to meet the agreed-upon performance specifications.

•

For sales of systems or system upgrades to existing customers that have previously purchased similar equipment with the same or similar specifications and previously demonstrated customer acceptance behavior, the Company recognizes revenue as an arrangement within the scope of Emerging Issues Task Force (EITF) No. 00-21 “Revenue Arrangements with Multiple Deliverables.” The Company allocates the total revenue to be earned from the arrangement between two separate elements based on objective evidence of fair value. The two elements are defined as the shipment of the system or system upgrade and its installation. Under this multiple-element arrangement, revenues for sales of systems or system upgrades are recognized upon shipment and transfer of title, with a defined portion of the contract price deferred until completion of start-up or acceptance. Generally, 90% of the contract price is recognized

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

as revenue upon shipment and transfer of title of the system or system upgrade. The remaining portion of the total contract price, generally 10%, is recognized as revenue upon final customer acceptance.

Revenue recognition for the shipment of the system or system upgrade is recognized apart from the installation based on the following:

•

The delivered system has value to the customer on a stand-alone basis. Other vendors or in-house technicians could install the system if so desired by the customer. The system includes detailed drawings to connect the system to the customer facility. Some minor product enhancements are routinely installed by the customer.

•

The Company uses a relative fair value approach to determine the amount of revenue to be recognized with each element of the contract. The Company has determined, based on historical data related to the number of hours typically required to install a system and a market-based hourly labor rate, that the value of the installation typically represents approximately 10% of the contract price.

•	The Company’s systems do not normally include the right of return by the customer.

From time to time, the Company allows customers to evaluate systems, and since customers can return such systems at any time with limited or no penalty, the Company does not recognize revenue for these evaluation systems until they are accepted by the customer.

For spare parts, the Company recognizes revenue upon shipment. The Company recognizes service contract revenue on a straight-line basis over the service period of the related contract. Shipments of systems for which revenue has not been recognized or service contracts for which the service has not yet been performed are classified as deferred revenue in the accompanying consolidated balance sheets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and judgments based on historical experience and on various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis of the Company’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The Company uses the Black-Scholes option model to develop its estimates of the fair value of share-based compensation in accordance with FAS 123(R), “Share-Based Payment.” Additionally, the Company considers certain accounting policies related to revenue recognition, inventory valuation, impairment of long-lived assets, goodwill and definite-lived intangibles, warranty liabilities, share-based compensation and income taxes to be critical policies due to the estimates and judgments involved in each.

Unaudited Interim Financial Statements

In the opinion of the Company’s management, the March 31, 2006 and 2007 unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position as of March 31, 2007 and the results of operations and cash flows for the three months ended March 31, 2006 and 2007. The results of operations for such three-month periods are not necessarily indicative of the results to be expected for the full year.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses. The carrying values of these assets and liabilities are considered to be representative of the respective fair values due to the short-term nature of these instruments.

The Company’s financial market risk also includes risks associated with fluctuations in interest rates in connection with its debt obligations. As of March 31, 2007, the Company had $46,045,373 (unaudited) of variable rate debt outstanding with a weighted average variable interest rate of 15.5%. An increase of 1% in the weighted average variable interest rate on the Company’s variable rate debt for the three months ended March 31, 2007 would have increased its net loss by $111,654 (unaudited) for the period. As of December 31, 2006, the Company had $45,765,617 of variable rate debt outstanding with a weighted average variable interest rate of 15.0%. An increase of 1% in the weighted average variable interest rate on the Company’s variable rate debt for 2006 would have increased its net loss by $390,186 for the period. The carrying amount of the Company’s variable rate debt approximates fair value as of December 31, 2006 and 2005.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of 90 days or less to be cash equivalents.

Restricted Cash

Restricted cash was $72,220 (unaudited), $1,701,717, and $65,940 as of March 31, 2007, December 31, 2006, and December 31, 2005, respectively. The December 31, 2006 balance includes $1,628,994 in escrow related to a rebate agreement with a customer which Piper Holdings was entitled to receive upon release from escrow. The funds were released from restriction in February 2007. During the three months ended March 31, 2007, $1,108,773 (unaudited) was paid to Piper Holdings. In April 2007, the remaining balance of $535,743 (unaudited), including interest, was paid to Piper Holdings. The remaining restricted cash balance as of March 31, 2007, December 31, 2006 and 2005 represents collateral for certain lease agreements in Asia.

Inventories

The Company analyzes the value of its inventory based on a combination of factors, including forecasted revenue or usage, historical usage rates, estimated service period, service inventory requirements, new product introductions and product end-of-life dates. Inventories are stated on a first-in, first-out basis at the lower of cost or market value and include raw materials, purchased subassemblies and components, work-in-process and shipped systems awaiting customer acceptance, including evaluation units. The Company reviews inventory for obsolescence and excess quantities quarterly based on estimated future use of quantities on hand, which the Company determines based on past usage, planned changes to products and known trends in markets and technology. The Company maintains a substantial supply of parts for possible use in future repairs and customer field service. As these parts become older, the Company applies a higher percentage reserve against the recorded balance, recognizing that the older the part, the less likely it will be used. If circumstances related to the Company’s inventories change, its estimates of the value of inventory could materially change. The Company records estimated inventory write-downs as a component of cost of revenue.

Property and Equipment

Property and equipment are stated at cost. Capital improvements and repairs that extend the useful life of the assets are capitalized while maintenance and normal repairs are expensed as incurred. Gains and losses on dispositions are included in operating results.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets as follows:

Computer software and hardware	3 years
Production and application engineering equipment	5-7 years
Office furniture and equipment	3-5 years
Leasehold improvements	Shorter of lease term or useful life

Goodwill and Definite-Lived Intangibles

The Company reviews its goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and the Company also reviews goodwill annually in accordance with SFAS No. 142, “Goodwill and Intangible Assets.” The Company records goodwill and intangible assets, such as acquired technology, in connection with business acquisitions. The value assigned to goodwill and intangible assets is usually based on estimates and judgments regarding expectations for the success and life cycle of products and technology acquired. A severe decline in market conditions could result in significant impairment charges, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The test for goodwill impairment is a two-step process. The first step compares the fair value of the Company’s applicable reporting unit with its carrying amount, including goodwill. The Company estimates the fair value using discounted cash flow techniques. If the fair value of the reporting unit exceeds its carrying amount, the Company does not consider the goodwill of the reporting unit to be impaired. In such a case, the second step of the impairment test, which measures the amount of the impairment loss, is unnecessary. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. In accordance with SFAS No. 142, the Company does not amortize goodwill. The Company reviews goodwill for impairment annually in the fourth quarter of the fiscal year. During the three months ended March 31, 2007 (unaudited) and the years ended December 31, 2006, 2005 and 2004, the Company did not record any impairment charge for goodwill.

Definite-lived intangible assets include acquired technology, patents and trade names and are amortized on a straight-line basis over their estimated useful lives ranging from three to 20 years. The Company evaluates the reasonableness of the useful lives of these assets at least annually. The unamortized balances recorded for acquired intangible assets are evaluated periodically for potential impairment. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value of these assets. During the three months ended March 31, 2007 (unaudited) and the years ended December 31, 2006, 2005 and 2004, the Company did not record any impairment charge for definite-lived intangible assets.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews its long-lived assets, primarily property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is measured by a comparison of the assets’ carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured based on the amount by which the carrying amount of such assets exceed their fair value. During the three months ended March 31, 2007 (unaudited) and the years ended December 31, 2006, 2005 and 2004, the Company did not record any impairment charges for long-lived assets.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Deferred Financing Costs

The Company capitalizes direct costs incurred with obtaining debt financing, which are included in other assets. Deferred financing costs, including costs incurred in obtaining debt financing, are amortized over the term of the underlying debt. The Company incurred $2,358 (unaudited) and $0 (unaudited) of deferred financing costs for the three months ended March 31, 2007 and 2006, respectively, and for the years ended December 31, 2006, 2005 and 2004, the Company incurred deferred financing costs of $710,179, $682,021 and $999,939, respectively, which are amortized over the life of the agreement on a straight-line basis.

For the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, the Company charged to interest expense as amortization of deferred financing costs $162,145 (unaudited), $75,828 (unaudited), $487,801, $505,726 and $793,737, respectively.

Shipping and Handling

Shipping and handling charges billed to customers are included in revenue and the related costs are included in cost of revenue.

Warranty

The Company typically provides its customers with a one- or two-year warranty on its systems and system upgrades and a 90-day warranty on spare parts. The Company records a provision for estimated warranty costs as a component of cost of revenue when the Company recognizes the related sale. Warranty costs include labor to repair systems and system upgrades and replacement parts for defective items, as well as other costs incidental to warranty repairs. The Company also nets any cost recoveries that the Company receives under warranties from its suppliers against its warranty expense. The Company reviews its warranty costs and updates its estimated warranty accruals quarterly. The Company makes changes to the reserve as volume, product mix and actual warranty costs fluctuate. The Company’s warranty reserve was $2,975,253 (unaudited) as of March 31, 2007, $3,724,745 as of December 31, 2006 and $2,478,900 as of December 31, 2005. Warranty expense was $221,863 (unaudited) and $727,215 (unaudited) for the three months ended March 31, 2007 and 2006, respectively, and $3,195,583 in 2006, $4,395,846 in 2005 and $2,446,456 in 2004.

Research and Development Expense

Research and development expense includes compensation and related expenses for engineering personnel; materials for new product development; costs of consumables associated with the Company’s applications lab; fees paid to consultants; allocated facility expenses; and amortization of share-based compensation expense. The Company’s research and development costs are expensed as they are incurred.

Foreign Currency Translation

The local currency is the functional currency of the Asian subsidiaries. Pursuant to SFAS No. 52, substantially all assets and liabilities of the Asian subsidiaries are translated into U.S. dollars at the period-end currency exchange rate and revenues and expenses are translated at an average currency exchange rate for the period. The resulting translation adjustment is recorded in a separate component of stockholders’ deficit and changes to such are included in comprehensive loss. Exchange adjustments resulting from transactions denominated in foreign currencies are recognized in the statements of operations. Foreign currency transaction gains and losses for the periods presented have not been significant.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Advertising Costs

Advertising costs are expensed as incurred. Amounts charged to expense for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 were $27,703 (unaudited), $36,171 (unaudited), $333,693, $254,283 and $212,713, respectively.

Income Taxes

The Company follows SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Valuation allowances are provided against deferred income tax assets which are not likely to be realized.

Special Charges

Special charges in 2004 include $1,739,000 for the costs of audits, reviews and other professional services rendered in connection with the Company’s withdrawn initial public offering filed on October 6, 2004, and a $1,500,000 termination fee incurred with Sunrise Advisors LLC, the general partner of Sunrise Capital, to terminate a management agreement, under which Sunrise Advisors provided financial, management and operations consulting services to the Company, and a change in control agreement.

Share-Based Compensation

In May 2005, the Company adopted a stock incentive plan under which a total of 1,500,000 shares of the Company’s common stock were reserved for issuance. Stock options may be granted to the Company’s employees, non-employee directors and certain consultants and advisors. Options granted under the plan are for periods not to exceed ten years from the date of grant. Exercise prices of non-qualified stock option grants under the plan may be less than, equal to, or greater than the fair market value of the Company’s common stock on the date the option is granted. Incentive stock option grants must have exercise prices that are at least 100% of the fair market value of the Company’s common stock on the date the option is granted. On May 10, 2005, the Company granted options to its employees and certain non-employee directors to purchase a total of 1,063,619 shares of common stock at an exercise price of $7.00 per share. Subsequently, the Company granted options to one employee to purchase a total of 10,000 shares of common stock at an exercise price of $7.00 per share in 2005, to three employees to purchase a total of 14,547 shares of common stock at an exercise price of $7.00 per share in 2006 and to one employee to purchase 105,000 shares of common stock at an exercise price of $10.00 per share in January 2007. As of March 31, 2007, options to purchase an additional 384,970 (unaudited) shares were available for grant under the plan. As of December 31, 2006, options to purchase an additional 456,784 shares were available for grant under the plan.

Through December 31, 2005, the Company accounted for its share-based employee compensation arrangements in accordance with the intrinsic value provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value method, total compensation cost is measured on the date of the grants as the difference between the fair values of the Company’s common stock on the date of grant and the exercise price multiplied by the number of stock options granted.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” which establishes accounting for share-based awards exchanged for employee services. Under SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award at that date and is recognized as expense over the requisite service period for the employee, which is generally over

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

the vesting period on a straight line basis. The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123(R). Accordingly, for the three months ended March 31, 2007 and 2006 the Company recorded share-based compensation expense totaling $295,011 (unaudited) and $269,530 (unaudited). For the year ended December 31, 2006, the Company recorded $1,078,118 of share-based compensation expense, which is the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123(R). The Company did not restate previously reported amounts.

If share-based employee compensation had been determined based on the fair value at the grant date for awards for the year ended December 31, 2005, consistent with the provisions of SFAS No. 123(R), net loss would have been as follows:

Year Ended December 31, 2005
Net loss:
As reported	$(6,253,865)
Deduct: Total share-based employee compensation expense determined under fair value method, net of tax	(1,981,043)

Adjusted net loss	$(8,234,908)

Loss per share (as reported)	$(0.99)
Loss per share (as adjusted)	$(1.31)

Total share-based compensation cost under SFAS No. 123(R) for the fair value of each stock option granted during the three months ended March 31, 2007 and during 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2006	2006	2007
			(unaudited)
Expected dividend yield	—	—	—	—
Expected stock price volatility	75%	72%	72%	72%
Risk-free interest rate	3.86%	5.07%	4.36%	4.68%
Expected life of options in years	4.0	6.0	6.0	6.0

The weighted average fair value of the options granted during the three months ended March 31, 2007 and March 31, 2006 and the years ended December 31, 2006 and 2005 was $1.80 (unaudited), $2.05 (unaudited), $2.08 and $4.07, respectively. The expected life of options granted during the three months ended March 31, 2007 and 2006 has been determined utilizing the “simplified” method as prescribed by SAB No. 107. The expected life of options granted during 2005 was determined based on expected exercise behaviors. The expected volatilities are based on a peer group of companies because there is not adequate historical data for the Company’s own stock.

The Company has historically granted stock options at exercise prices above the fair value of the underlying common stock, with the exercise prices determined by the Company’s board of directors after input from management. In connection with the Company’s 2005 and 2006 option grants, the Company’s board exercised judgment in determining the exercise price for all such options based on a number of methods and criteria, including:

•	the agreed-upon consideration paid in arm’s-length transactions in connection with the issuance of warrants; and

•	the valuation proposed by a third-party financing source in a proposed, negotiated transaction.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In connection with the option grant in January 2007, the compensation committee of the board of directors exercised judgment in determining the exercise price of the option based on its assessment of the progress the Company had made and the possibility of the Company’s undertaking a public offering.

For the purpose of estimating the fair value of the underlying common stock with respect to the 2006 and three months ended March 31, 2007 option grants and confirming that the exercise prices of all option grants in 2005 and 2006 were in excess of the fair value of the underlying common stock on the grant dates, the Company engaged Marshall & Stevens, Inc., an independent valuation firm to provide a valuation of the underlying common stock. Marshall & Stevens utilized the following methods to arrive at its valuation:

•

a discounted net cash flow analysis to provide an indication of value based upon the present value of anticipated future cash flows, discounted at an appropriate discount rate reflecting the risk inherent in the investment.

•	the capitalized earnings technique, which applies a capitalization rate to a single period economic measure to convert that measure to a value indication.

The results of the independent valuation confirmed that the exercise price of the options the Company granted in the three months ended March 31, 2007 and in 2006 and 2005 was above the fair market value of the underlying common stock.

As of March 31, 2007, there was $994,588 (unaudited) of unvested share-based compensation costs after estimated forfeitures related to stock options, which will be recognized over an estimated weighted-average amortization period of approximately two years. As of December 31, 2006, there was $1,100,898 of unvested share-based compensation costs after estimated forfeitures related to stock options, which will be recognized over an estimated weighted-average amortization period of approximately two years.

Earnings Per Share

Net income per share is calculated in accordance with SFAS No. 128, “Earnings Per Share,” which requires dual presentation of basic and diluted net income per share on the face of the income statement. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net income per share is computed using the weighted-average number of shares of common stock outstanding plus the effect of all dilutive securities representing potential shares of common stock outstanding during the period.

Earnings per share was computed as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Net loss	$(11,320,577)	$(6,253,865)	$(10,777,487)	$(3,983,150)	$(2,305,732)
Weighted-average shares—basic	1,868,549	6,292,537	8,532,729	8,532,729	8,532,729

Net loss per common share—basic and diluted	$(6.06)	$(0.99)	$(1.26)	$(0.47)	$(0.27)

For periods for which there is a net loss, the number of shares used in the computation of diluted net loss per share is the same as the number used for the computation of basic net loss per share because the inclusion of potentially dilutive securities would be anti-dilutive. The number of anti-dilutive shares excluded as of March 31, 2007 and 2006 and December 31, 2006, 2005 and 2004 was 1,911,024 (unaudited), 1,153,387 (unaudited), 1,386,163, 733,263 and 14,084, respectively.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Segment Reporting

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or chief decision making group, in deciding how to allocate resources and in assessing performance. The Chief Executive Officer of the Company is the Company’s chief decision maker. As the Company’s business is focused on one industry segment, the design, manufacturing and marketing of advanced surface preparation equipment to the semiconductor manufacturing industry, management believes that the Company has one reportable segment. The Company’s revenues and profits are generated through the sales of this one segment.

Impact of Recently Issued Accounting Standards

In February 2007, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” was issued, which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 159 will have on the Company’s financial statements.

In September 2006, SFAS No. 157, “Fair Value Measurements,” was issued, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS No. 157 will have on the Company’s financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using multiple approaches and provides for a one-time cumulative effect transition adjustment. The Company adopted SAB No. 108 in the fourth quarter of 2006, and the adoption of SAB No. 108 had no impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which is applicable for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement for financial statement recognition and measurement of a tax position reported or expected to be reported on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 on January 1, 2007. Adoption of FIN 48 had no impact on the Company’s consolidated results of operations and financial position. On May 2, 2007, the FASB Staff Position amended FIN 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This guidance, which is effective immediately, also had no impact on the Company’s consolidated financial statements as of and for the three-month period ended March 31, 2007. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, in various states and foreign jurisdictions. The Company has tax net operating loss and credit carryforwards in the U.S. that are subject to examination for a number of years beyond the year in which they are utilized for tax purposes. Since a portion of these carryforwards may be utilized in the future, many of these attribute carryforwards will remain subject to examination. The Company’s policy is to record interest on uncertain tax positions as interest expense and to record penalties as income tax expense.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In May 2005, SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes,” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” was issued. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material effect on the Company’s financial statements.

In November 2004, SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4,” was issued. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that such items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB No. 43. SFAS No. 151 also introduces the concept of “normal capacity” and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 151 effective January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on the Company’s financial statements.

5. Concentration of Credit Risk and Accounts Receivable

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. Such amounts frequently exceed the FDIC limits. The Company limits the amount of credit exposure with any one financial institution, and management believes that no significant concentration of credit risk exists with respect to cash investments.

The Company’s customer base is principally comprised of entities within the semiconductor industry, which has historically been a volatile industry. The Company’s trade accounts receivable are derived from sales in the United States, Europe and Asia. Sales to customer sites located outside the United States, primarily in Asia, accounted for 61% (unaudited) and 79% (unaudited) of revenue in the three months ended March 31, 2007 and 2006, respectively, 68% in 2006, 74% in 2005 and 46% in 2004. Sales to customer sites located in Korea and Taiwan accounted for 46% (unaudited) and 2% (unaudited), respectively, of revenue in the three months ended March 31, 2007, 61% (unaudited) and 1% (unaudited), respectively, of revenue in the three months ended March 31, 2006, and 34% and 11%, respectively, of revenue in 2006. Sales to customer sites located in Korea, Malaysia and Singapore accounted for 34%, 14% and 10%, respectively, of revenue in 2005. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers.

The Company’s significant customers have tended to change from period to period due to the fact that customers generally make major purchases only periodically as they add capacity or implement technology upgrades. The following table summarizes those customers as a percentage of net sales, whose net sales were in excess of 10% of consolidated net sales:

	Year Ended December 31,			Three Months Ended March 31,
Customer	2004	2005	2006	2006	2007
				(unaudited)
A	26%	15%	—	—	—
B	19%	—	—	—	—
C	—	33%	33%	60%	45%
D	—	14%	—	—	—
E	—	—	—	—	13%

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes those customers that represented greater than 10% of outstanding accounts receivable:

	As of December 31,		As of March 31, 2007
Customer	2005	2006
			(unaudited)
A	14%	—	—
B	—	—	—
C	32%	—	33%
D	—	—	—
E	—	—	15%
F	12%	11%	—
G	—	10%	—

The Company makes estimates of the uncollectability of accounts receivable. The Company determines its allowance by considering several factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, and the customers’ current ability to pay their obligations. Accounts receivable are charged off after management determines that they are uncollectible.

6. Risks and Uncertainties

The Company’s future operating results and financial condition are subject to influences driven by rapid technological changes, a highly competitive and cyclical industry, a lengthy sales cycle, and general economic conditions. Future operating results will depend on many factors, including demand for products, the introduction and industry acceptance of new products and timing of product shipments and acceptances.

The Company relies on outside vendors to manufacture and supply many of the components and subassemblies used in the Company’s systems. Certain of these items are obtained from a limited group of suppliers, some of which are small, independent companies. Moreover, the Company has qualified certain of its products’ components and subassemblies only from its current suppliers. The Company’s reliance on outside vendors generally involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing, timely delivery and quality of components.

7. Reclassifications

Certain prior year immaterial financial statement amounts related to certain debt issuance costs have been reclassified to be consistent with the presentation for the current year.

8. Inventories

Inventories consist of the following:

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Raw material, purchased components and parts	$12,789,102	$20,907,084	$21,114,175
Work-in-progress	6,458,403	6,711,568	6,795,671
Finished goods	651,532	1,409,378	1,225,715
Systems shipped awaiting acceptance	6,243,787	5,201,267	6,237,852
Reserves	(5,117,307)	(5,579,638)	(5,685,566)

	$21,025,517	$28,649,659	$29,687,847

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

9. Property and Equipment

Property and equipment consists of the following:

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Computer software and hardware	$2,444,921	$2,657,393	$2,805,267
Production and application engineering equipment	10,270,781	11,380,121	11,449,372
Office furniture and equipment	666,149	781,046	781,305
Leasehold improvements	1,876,509	2,041,798	2,045,968

	15,258,360	16,860,358	17,081,912
Less: Accumulated depreciation	(11,067,500)	(12,673,510)	(12,958,528)

	$4,190,860	$4,186,848	$4,123,384

Depreciation expense was $347,677 (unaudited) and $489,403 (unaudited) for the three months ended March 31, 2007 and March 31, 2006, respectively, and $1,648,106, $2,029,984, and $1,857,159 for the years ended December 31, 2006, 2005 and 2004, respectively.

10. Intangible Assets, net

Intangible assets consist of the following:

	Useful Lives	As of December 31,		As of March 31, 2007
		2005	2006
				(unaudited)
Technology and patents	5-9 years	$5,280,000	$5,280,000	$5,280,000
Trade names	9 years	160,000	160,000	160,000
Other intellectual property	3-20 years	265,874	595,267	603,380
Other	3 years	30,485	37,285	37,285

		5,736,359	6,072,552	6,080,665
Less: Amortization of:
Technology and patents		(1,206,494)	(1,869,606)	(2,035,383)
Trade names		(32,346)	(50,124)	(54,569)
Other intellectual property		(19,384)	(87,420)	(109,353)
Other		—	(9,324)	(12,432)

		$4,478,135	$4,056,078	$3,868,928

Expense for amortization of intangibles for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 was $195,264 (unaudited), $179,714 (unaudited), $758,250, $700,273 and $557,951, respectively. As of March 31, 2007, the estimated annual amortization expense for 2007, 2008, 2009, 2010, 2011 and thereafter is $784,356, $784,431, $634,155, $599,999, $553,881 and $707,367, respectively. The estimated useful lives of the intangible assets range from three to 20 years. The weighted average amortization period for the technology and trade name is approximately eight years.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

11. Goodwill

An analysis of changes in the Company’s goodwill is as follows:

Balance at January 1, 2005	$3,457,535
Westar Capital Royalty	1,093,013

Balance at December 31, 2005	4,550,548
Westar Capital Royalty	1,272,290
SCP Acquisition	56,012

Balance at December 31, 2006	5,878,850
Westar Capital Royalty (unaudited)	362,682
SCP Acquisition (unaudited)	49,547
Piper Holdings Royalty (unaudited)	475,095

Balance at March 31, 2007 (unaudited)	$6,766,174

12. Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Warranty	$2,478,900	$3,724,745	$2,975,253
Westar Capital royalty	2,700,841	4,013,524	4,462,343
Due to Piper Holdings	—	1,630,972	1,223,530
Customer rebate	—	1,607,229	1,607,229
Payroll and payroll related costs	1,609,050	3,614,763	2,912,809
Commissions	1,090,458	904,158	868,700
Lease restoration/termination penalty	—	882,000	882,000
Other accrued expenses	3,010,037	3,475,347	3,522,806

	$10,889,286	$19,852,738	$18,454,670

13. Related Party Information

During April 2006, in order to obtain working capital, the Company entered into an equipment purchase agreement with Sunrise Capital Investments, LLC, pursuant to which the Company sold Sunrise Capital Investments two single-wafer systems for $2,267,000, representing an approximately 40% discount to the fair market value of such equipment. Mr. Preiser, a member of the Company’s board of directors, is an equity holder and the managing member of Sunrise Capital Investments. The Company had the right to repurchase the equipment and Sunrise Capital Investments had the right to return the equipment at any time prior to April 7, 2007. The Company exercised its right to repurchase equipment with a value of $1,192,000 in July 2006. The remaining equipment value is $1,075,000 on which the Company is accruing interest equal to $96,750 multiplied by the number of days between and including April 7, 2006 and the date on which the equipment is repurchased, divided by 365 days. The equipment is recorded in the Company’s inventory and the liability is recorded as other current liabilities-related party.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

One of the Company’s suppliers of subassemblies and other parts and materials is American Integration Technologies, LLC. During 2006, the Company purchased $3.0 million of subassemblies from American Integration. The sole member of American Integration is AIT Holding Company, LLC. Messrs. Bernosky, Julian and Preiser, members of the Company’s board, are members of the board of managers of AIT Holding Company, and Mr. Bernosky is a member of AIT Holding Company. A principal member of AIT Holding Company is HLHZ AIT Holdings, LLC. Messrs. Preiser and Julian are members of HLHZ AIT Holdings.

14. Lines of Credit

In August 2005, the Company entered into a three-year revolving line of credit with PNC Bank. The line of credit provides for borrowings of up to $20,000,000 and is secured by a lien on substantially all of the Company’s assets. The line of credit has a borrowing base of eligible accounts receivable and inventory. Borrowings under the line of credit bear interest at PNC Bank’s prime rate plus 1% or LIBOR plus 3.5%. As of March 31, 2007, outstanding borrowings under the line of credit were $14,854,335 (unaudited), bearing an interest rate of 9.25%. As of December 31, 2006, outstanding borrowings under the line of credit were $15,808,354, bearing interest at an annual rate of 9.25%. In connection with entering into the line of credit, the Company issued to PNC Bank warrants to purchase 30,000 shares of its common stock at $7.10 per share. The fair value of the warrants of $129,836 was determined using the Black-Scholes pricing model and is being amortized over three years on a straight-line basis from the date of issuance. In April 2006, the Company and PNC restated the subordination terms of the line of credit. In connection with the amendment, the Company issued to PNC Bank warrants to purchase an additional 30,000 shares of its common stock at $7.10 per share. The fair value of the warrants of $61,200 was determined using the Black-Scholes pricing model and is being amortized over three years on a straight-line basis from the date of issuance. The value ascribed to the warrants and related debt issuance costs are being amortized as interest expense over the term of the line of credit. As of March 31, 2007, the unamortized amount was $36,266 (unaudited). As of December 31, 2006, the unamortized amount was $43,066.

The line of credit contains restrictive covenants that, among other things, prohibit the Company from paying cash dividends and limit the Company’s capital expenditures. The line of credit also contains affirmative covenants that require, among other things, the Company to meet certain levels of financial performance, maintain a fixed charge coverage ratio, a leverage ratio and a minimum level of net worth. The Company was in violation of its fixed charge coverage ratio covenant for the periods ending December 31, 2005 and March 31, 2006. The Company obtained waivers for these covenant violations.

15. Notes Payable

In July 2006, the Company entered into a term loan with BHC Interim Funding II, L.P. under which the Company borrowed an aggregate of $9,000,000 and issued to BHC warrants to purchase 240,623 shares of its common stock at $7.10 per share. The Company received $7,500,000 at the initial closing in exchange for a note in that principal amount and warrants to purchase 200,519 shares of its common stock at $7.10 per share. The fair value of the warrants of $278,220 was determined using the Black-Scholes pricing model. A portion of the proceeds from this note was used to repay the ORIX note discussed below. The BHC loan is due and payable in January 2008 and bears interest at an annual rate of 12%. The term loan also contains restrictive covenants that, among other things, prohibit the Company from paying cash dividends and limit the Company’s capital expenditures. The term loan also contains affirmative covenants that require among other things, the Company to meet certain levels of financial performance, maintain a fixed charge coverage ratio, a leverage ratio and a minimum level of net worth. The Company incurred transaction fees of approximately $227,000 at closing and agreed to pay BHC’s expenses associated with this transaction. The loan is secured by a lien on substantially all of the Company’s assets. This lien is subordinated to the lien of PNC Bank but ranks senior to the liens of Piper

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Holdings and Sunrise Capital. The loan provided for a second tranche that was subject to meeting certain earnings projections. The Company met the earnings requirement and borrowed an additional $1,500,000 during July 2006. In accordance with the loan agreement, the Company issued additional warrants to purchase 40,104 shares of its common stock at $7.10. The fair value of the warrants of $55,344 was determined using the Black-Scholes pricing model. The Company did not meet the earnings requirement for the third tranche of borrowing of $1,000,000. At March 31, 2007, the amount outstanding to BHC was $8,904,714 (unaudited) net of unamortized discounts of $95,286. At December 31, 2006, the amount outstanding to BHC was $8,814,061, net of unamortized discounts of $185,939.

In October 2006, the Company acquired substantially all of the assets and assumed certain liabilities of SCP Global Technologies, Inc, which subsequently changed its name to Piper Holdings. In connection with the acquisition, the Company issued a secured subordinated convertible note to Piper Holdings in the principal amount of $3,000,000. The note bears interest at an annual rate of 6% and is convertible into 422,535 shares of Akrion common stock at a conversion price of $7.10 per share at any time through January 4, 2008. The note is secured by a lien on substantially all of the Company’s assets. This lien is subordinate to the liens of PNC Bank and BHC and ranks equally with the liens granted to Sunrise Capital. At March 31, 2007 (unaudited) and December 31, 2006, the amount outstanding was $3,000,000. Unless previously converted, the unpaid principal balance of this note shall be due and payable in January 2008.

16. Notes Payable to Related Parties

Notes payable to related parties, including the current portion, consisted of the following:

	As of December 31,		As of March 31, 2007
	2005	2006
			(unaudited)
Sunrise Note due July 2008	$3,064,427	$3,742,490	$4,059,602
ORIX Note $3.0 million	1,404,123	—	—
ORIX Note $2.5 million	2,500,000	—	—
Sunrise Note due July 2008	8,504,788	9,931,915	10,855,379
Sunrise Note due July 2008	12,500,000	16,239,791	16,239,791
Sunrise Note due July 2008	1,500,000	1,787,887	1,787,887
Sunrise Note due July 2008	—	807,220	807,220
Less Discount on Notes	(3,150,867)	(1,499,791)	(1,124,844)

	26,322,471	31,009,512	32,625,037

Less: Current Portion	(3,752,839)	—	—

Total	$22,569,632	$31,009,512	$32,625,037

In March 2004, the Company issued a secured promissory note to Sunrise Capital in the initial principal amount of $2,917,325 in connection with its acquisition of Verteq. The note is secured by a lien on substantially all of the Company’s assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at a reference bank’s prime rate plus an applicable margin. The note was amended in January 2005 to, among other things, increase the margin to 6.5%. On December 15, 2005 the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each June 15 and December 15. These increases will continue until all amounts are repaid. As of March 31, 2007, the applicable margin was 9.5%, and the annual interest rate on the note was 17.75% (unaudited). As of December 31, 2006, the applicable margin was 9.5%, and the annual interest rate on the note was 17.75%.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. As of March 31, 2007, the outstanding principal amount of the note was $4,059,602 (unaudited). As of December 31, 2006, the outstanding principal amount of the note was $3,742,490. This note has been amended to extend its maturity date. As a result, this note is due in July 2008 or earlier upon consummation of a liquidity event.

In April 2004, the Company entered into a Loan and Security Agreement with ORIX Venture Finance LLC (ORIX) under which the Company borrowed $3,000,000 and issued to ORIX a warrant to purchase 10,989 shares of its common stock at $27.30 per share. The relative fair value of the warrants of $453,846, computed using the Black-Scholes pricing model, was recorded as a discount to the note and is amortized over the term of the note. In April 2005, the Company amended its agreement with ORIX and borrowed an additional $2,500,000. In connection with the amendment, the Company issued to ORIX a warrant to purchase 7,092 shares of the Company’s common stock at a $17.10 per share to replace the warrant previously issued to ORIX and an additional warrant to purchase 21,277 shares of common stock at an exercise price of $14.10 per share. In August 2005, the Company again amended its agreement with ORIX to provide, among other things, that the Company would repay the $2,500,000 loan in seven equal monthly installments beginning in February 2006. In connection with this amendment, the Company issued to ORIX a warrant to purchase 24,648 shares of the Company’s common stock at $7.10 per share. In connection with an April 2006 amendment of the agreement with ORIX, the Company changed the exercise price of the previously issued warrants to $7.10 per share. The ORIX note was repaid from the BHC loan proceeds referred to above. As of March 31, 2007, December 31, 2006 and 2005, the outstanding amounts under the ORIX notes were $0 (unaudited), $0 and $3,752,839, respectively, net of discounts. In October 2005, an affiliate of ORIX became the majority shareholder of a holding company that owns the business of Houlihan Lokey Howard & Zukin, Inc. (Houlihan Lokey). Houlihan Lokey is affiliated with Sunrise Capital, the Company’s principal stockholder.

In September 2004, the Company issued a secured promissory note to Sunrise Capital in the initial principal amount of $7,595,047. The Company used the proceeds from this note to repay all amounts owing to Sunrise Capital under a short-term borrowing arrangement, to reimburse Sunrise Capital for certain expenses incurred on the Company’s behalf, to pay all accrued fees owing under a management agreement with the general partner of Sunrise Capital, to pay a fee to terminate the management agreement and another agreement with Sunrise Capital’s general partner under which the Company agreed to pay the general partner specified amounts in connection with certain change of control transactions, and the remainder for working capital. The note is secured by a lien on substantially all of the Company’s assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at a reference bank’s prime rate plus an applicable margin. The initial margin was 6.5%. On March 21, 2005, the margin increased by 1% to 7.5% and thereafter has increased by an additional 1% on each September 21 and March 21. These increases will continue until all amounts are repaid. As of March 31, 2007, the applicable margin was 11.5%, and the annual interest rate on the note was 19.75% (unaudited). As of December 31, 2006, the applicable margin was 10.5%, and the annual interest rate on the note was 18.75%. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. As of March 31, 2007, the outstanding principal amount of the note was $10,855,379 (unaudited). As of December 31, 2006, the outstanding principal amount of the note was $9,931,915. This note has been amended to extend the maturity date. As a result, this note is due in July 2008 or earlier upon consummation of a liquidity event.

In January 2005, the Company issued a secured promissory note to Sunrise Capital in the initial principal amount of $12,500,000. The Company used the proceeds from this note for working capital purposes. The note is secured by a lien on substantially all of the Company’s assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at a reference bank’s prime rate plus an applicable margin. The initial margin was 6.5%. On December 15, 2005, the margin increased

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

by 1% to 7.5% and thereafter has increased by an additional 1% on each June 15 and December 15. These increases will continue until all amounts are repaid. As of March 31, 2007, the applicable annual margin was 9.5% and the interest rate on the note was 17.75% (unaudited). As of December 31, 2006, the applicable annual margin was 9.5% and the interest rate on the note was 17.75%. Interest on the note accrues semi-annually and is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. As of March 31, 2007, the outstanding principal amount of the note was $16,239,791 (unaudited). As of December 31, 2006, the outstanding principal amount of the note was $16,239,791. This note has been amended to extend the maturity date. As a result, this note is due in July 2008 or earlier upon consummation of a liquidity event.

In May 2005, the Company issued an unsecured promissory note to Sunrise Capital in the initial principal amount of $1,500,000. The Company used the proceeds from this note for working capital purposes. In April 2006, this note was amended and restated and was secured by a lien on substantially all of the Company’s assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at an annual rate of 11.75% and accrued interest is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. As of March 31, 2007, the outstanding principal amount of the note was $1,787,887 (unaudited). As of December 31, 2006, the outstanding principal amount of the note was $1,787,887. This note has been amended to extend the maturity date. As a result, this note is due in July 2008 or earlier upon consummation of a liquidity event.

In April 2006, the Company issued a secured promissory note to Sunrise Capital in the initial principal amount of $750,000. The Company used the proceeds from this note for working capital purposes. The note is secured by a lien on substantially all of the Company’s assets. This lien is subordinated to the liens of PNC Bank and BHC and ranks equally with the lien granted to Piper Holdings. The note bears interest at an annual rate of 11.75% and accrued interest is added to the outstanding principal amount of the note unless Sunrise Capital requests that it be paid in cash. As of March 31, 2007, the outstanding principal amount of the note was $807,220 (unaudited). As of December 31, 2006, the outstanding principal amount of the note was $807,220. This note has been amended to extend the maturity date. As a result, this note is due in July 2008 or earlier upon consummation of a liquidity event.

As of March 31, 2007, the scheduled minimum loan payments on outstanding Notes Payable including Notes Payable to Related Parties, net of discounts of $1,220,130 (unaudited), are as follows:

Unaudited
2007	$—
2008	44,529,751

Total	$44,529,751

17. Income Taxes

The provision for income taxes includes taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. In August 2004, the Company converted from a limited liability corporation to a corporation. As part of the conversion to a corporation, the Company recorded a deferred tax asset and a valuation allowance in the amount of approximately $5,900,000.

The components of income (loss) before provision for income taxes are as follows:

	Year Ended December 31,
	2004	2005	2006
Domestic loss	$(8,582,934)	$(6,965,908)	$(11,670,600)
Foreign income	952,995	1,049,203	954,718

	$(7,629,939)	$(5,916,705)	$(10,715,882)

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The provision for income taxes expense (benefit) consists of the following:

	Year Ended December 31,
	2004	2005	2006
Current income tax expense—foreign	$16,766	$223,464	$124,900
Deferred income tax expense—foreign	—	7,244	40,463
Deferred income tax expense (benefit)—domestic	4,657	106,452	(103,758)

	$21,423	$337,160	$61,605

The provision for income taxes differs from the amount of income tax determined by applying the applicable statutory income tax rates to pre-tax income, as follows:

	Year Ended December 31,
	2004	2005	2006
Benefit at statutory rates	$(2,594,179)	$(2,011,680)	$(3,559,552)
Foreign tax rate differential	199,196	—	(159,241)
Nondeductible expenses, net	18,333	(59,596)	(251,834)
Difference in enacted tax rate	1,331	(96,051)	(2,830)
Change in valuation allowance	2,572,389	2,682,282	4,023,147
Other	(175,647)	(177,795)	11,915

	$21,423	$337,160	$61,605

Significant components of the deferred tax assets consist of the following:

	As of December 31,
	2005	2006
Inventory reserves	$1,974,257	$2,170,426
Warranty reserves	956,360	1,437,007
Other reserves	3,901,503	6,727,900
Net operating loss carryforwards	3,723,311	4,196,059
Depreciation	923,248	929,971
Total deferred tax assets	11,478,679	15,461,363
Valuation allowance	(11,438,216)	(15,461,363)

	$40,463	$—

The significant component of the deferred tax liability consists of the following:

	As of December 31,
	2005	2006
Goodwill amortization	$(106,452)	$—

Under the laws of the United States and the Inland Revenue Authority of Singapore, the use of net operating losses may be limited in certain situations where changes occur in the stock ownership or principal activities of the Company.

The valuation allowance at December 31, 2006 and 2005 is attributable to federal and state deferred tax assets. Management believes that sufficient uncertainty exists with regard to the realizability of tax assets such

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits and the lack of carry-back capacity to realize these assets. Based on the absence of objective evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize all the Company’s net deferred tax assets. At December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $10,912,821 which will expire at various dates through 2025.

18. Restructuring Charges

On October 6, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of SCP Global Technologies, Inc., which subsequently changed its name to Piper Holdings, Inc. Prior to consummation, the Company developed a restructuring plan which involved exiting a leased facility and other restructuring activities. The plan is still being adjusted as the Company determines which employees may accept relocation, but will be final by July 2007. In accordance with EITF Issue 95-3, “Restructuring of an Entity Acquired in a Business Combination,” the Company recorded an accrual for the restructuring costs as part of the purchase accounting as follows:

	Lease Termination	Other	Total
Amount reserved through purchase accounting, October 2006	$882,000	$401,342	$1,283,342
Utilized	—	78,342	$78,342

Balance December 31, 2006	882,000	323,000	$1,205,000
Utilized (unaudited)	—	22,806	$22,806

Balance March 31, 2007 (unaudited)	$882,000	$300,194	$1,182,194

19. Product Warranty

The Company provides for estimated product warranty costs when the related products are sold. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims cost may differ from amounts provided. An analysis of changes in the provision for product warranty follows:

Balance at January 1, 2004	$1,466,602

Expense	2,446,456
Acquired warranty liability	169,508
Utilization	(2,097,271)

Balance at December 31, 2004	$1,985,295

Expense	4,395,846
Utilization	(3,902,241)

Balance at December 31, 2005	$2,478,900

Expense	3,195,583
Acquired warranty liability	1,468,867
Utilization	(3,418,605)

Balance at December 31, 2006	$3,724,745

Expense (unaudited)	221,863
Utilization (unaudited)	(971,355)

Balance at March 31, 2007 (unaudited)	$2,975,253

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

20. Stockholders’ Equity

The Company was formed as a limited liability company. In August 2004, the Company converted into a corporation through a merger of the limited liability company into a corporation. As a result of the merger, all of the membership units of the limited liability company were converted, on a one-for-one basis, into shares of the Company’s common stock.

The Company is authorized to issue 5,000,000 shares of preferred stock and 25,000,000 shares of common stock. There were no preferred shares and 8,532,729 common shares issued and outstanding as of March 31, 2007 (unaudited), December 31, 2006 and 2005, respectively.

During January 2005, the Company issued a secured promissory note to Sunrise Capital in the initial principal amount of $12,500,000. In connection with the issuance of the January 2005 note, the Company issued 2,130,000 shares of common stock to Sunrise Capital. The note included provisions which provided Sunrise Capital with additional shares of the Company’s common stock if existing shareholders in the Company did not invest in the note on a pro rata basis with their respective interest in the Company prior to the issuance of the January 2005 promissory note and if the note was not repaid within six months of the initial closing date of the January 2005 note. In July 2005, also in connection with the January 2005 note, the Company issued an additional 4,270,000 shares of common stock to Sunrise Capital. The relative fair value of the common stock was recorded as a discount to the note and is being amortized over the term of the note.

In July 2005, the Board of Directors of the Company authorized a one-for-ten reverse stock split of the Company’s common stock effective on August 2, 2005 and authorized an amendment to the Company’s Certificate of Incorporation to reduce the number of authorized shares of the Company’s common stock from 45,000,000 to 25,000,000.

21. Benefit Plans

Retirement Plan

The Company maintains a defined contribution savings and investment retirement plan for the benefit of eligible employees under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan provides for matching contributions by the Company at a discretionary percentage of eligible pretax contributions by the employee, if so elected by the Company. All employees are eligible to participate on the first day of the first full month of service. Eligible employees may contribute up to 15% of their compensation each year, subject to limits under Section 415 of the Internal Revenue Code. For the three months ended March 31, 2007 and 2006 the Company made matching contributions of $23,729 (unaudited) and $0 (unaudited), respectively. No contributions were made in the years ended 2006, 2005 or 2004.

Long-Term Incentive Compensation Plan

The Company established a Long-Term Incentive Compensation Plan (the “Plan”) when it was an LLC. The Plan provided for the granting of Incentive Units to employees, consultants, management committee members, and other non-employee directors of the Company. The aggregate number of Incentive Units which were authorized under the Plan were such that the aggregate number outstanding at any time would not exceed 3,000,000, subject to adjustment. Each Incentive Unit award vested over a four-year period. The Incentive Units entitled the holder to receive payment of cash or equity interests, in an amount equal to the incremental value of the units above the base unit price established on the date of grant, upon the sale of or a change in control of the Company. The base unit price was determined by the Company’s management committee. The Company never paid out any amounts under the Plan. During 2005, the plan was terminated and all Incentive Units were forfeited.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Stock Options

In May 2005, the Company adopted a stock option plan (2005 Plan) under which a total of 1,500,000 shares of common stock were reserved for issuance. Stock options may be granted to employees, non-employee directors and certain consultants and advisors of the Company. Options granted under the 2005 Plan are for periods not to exceed ten years from the date of the grant. Exercise prices of non-qualified stock option grants under the 2005 Plan may be less than, equal to, or greater than the fair market value of the Company’s common stock on the date the option is granted. Incentive stock option grants under the 2005 Plan must have exercise prices that are at least 100% of the fair market value of the Company’s common stock on the date the option is granted. Options to purchase 1,063,619 shares were granted to employees and certain non-employee directors on the initial day of the adoption of the plan.

The following table summarizes the status of the Company’s stock option plan as of March 31, 2007 (unaudited), December 31, 2006 and 2005. The changes during the periods ended on those dates are represented below:

	Available For Grant	Stock Options Outstanding	Weighted Average Exercise Price
Balance—January 1, 2005	—	—	—
Authorized	1,500,000	—	$7.00
Exercised	—	—	—
Granted	(1,073,619)	1,073,619	7.00
Cancelled	12,843	(12,843)	7.00

Balance—December 31, 2005	439,224	1,060,776	$7.00
Authorized	—	—	—
Exercised	—	—	—
Granted	(14,547)	14,547	7.00
Cancelled	32,107	(32,107)	7.00

Balance—December 31, 2006	456,784	1,043,216	$7.00
Authorized (unaudited)	—	—	—
Exercised (unaudited)	—	—	—
Granted (unaudited)	(105,000)	105,000	10.00
Cancelled (unaudited)	33,186	(33,186)	7.00

Balance—March 31, 2007 (unaudited)	384,970	1,115,030	$7.28

As of March 31, 2007, the number of exercisable options was 752,731 (unaudited) at a weighted average price of $7.00 (unaudited). As of December 31, 2006 and 2005, the number of exercisable options was 775,963 and 530,972, respectively, at a weighted average price of $7.00 per share. The weighted average remaining contractual life of all outstanding options March 31, 2007, December 31, 2006 and 2005 were 8.28 (unaudited), 8.37 and 9.36 years, respectively.

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

22. Commitments and Contingencies

The Company has operating lease commitments for certain facilities and office equipment. Minimum lease payments as of March 31, 2007 and December 31, 2006 for the following years are as follows:

	As of
Year	December 31, 2006	March 31, 2007
		(unaudited)
2007	$2,026,605	$1,496,963
2008	1,449,132	1,449,132
2009	1,108,132	1,108,132
2010	1,079,230	1,079,230
2011	550,463	550,463
Thereafter	2,819,412	2,819,412

Total	$9,032,974	$8,503,332

Included above as of March 31, 2007, is rent expense for the Boise facility which the Company expects to exit in the amount of $5,032,923 (unaudited). Total rent expense for leased properties for the three months ended March 31, 2007 was $568,561 (unaudited). Total rent expense for leased properties for the years ended December 31, 2006, 2005 and 2004 was $1,773,735, $1,520,136 and $1,508,035, respectively.

The Company generally has agreed to indemnify its customers for costs and damages relating to intellectual property right infringement claims based on the use of the Company’s products. This practice may subject the Company to significant indemnification claims by its customers. The Company is not aware of any past or claimed violations on the Company’s part. However, it is possible that claims for indemnification will be made, and if made, such claims could have a material adverse effect on the Company’s results of operations, financial position or cash flows. Due to the remote nature and likelihood of these guarantees, the Company has not recorded a liability for the indemnification guarantees.

In connection with the Verteq acquisition the Company entered into a royalty agreement with Westar Capital under which the Company agreed to make payments to Westar Capital for sales of certain single-wafer products by the Company for five years from the date of the acquisition, subject to certain setoffs and with an aggregate minimum royalty payment of $2,000,000 for the first two years following the closing of the acquisition. The Company records royalties under this agreement as additional goodwill (contingent consideration). The Company accrued royalties for the three months ended March 31, 2007 and for the years ended December 31, 2006 and 2005 of $362,682 (unaudited), $1,272,290 and $1,093,013, respectively. Payments of royalties for the three months ended March 31, 2007, and years ended December 31, 2006 and 2005 were $0 (unaudited), $250,000 and $250,000, including interest, respectively. Accrued royalties payable to Westar, including interest, as of March 31, 2007, and December 31, 2006 and 2005 were $4,462,343 (unaudited), $4,013,524 and $2,700,841, respectively.

In connection with the SCP acquisition the Company agreed to make royalty payments to Piper Holdings for sales of spare parts by the Company for SCP systems for 15 months commencing January 1, 2007. The Company records royalties under this agreement as additional goodwill (contingent consideration). The Company accrued royalties for the three months ended March 31, 2007 of $475,095 (unaudited). As of March 31, 2007, no payments for this royalty have been made.

In August 2006, the Company filed a disclosure with the Office of Export Enforcement of the Bureau of Industry and Security, or BIS, of the U.S. Department of Commerce in connection with potential violations by

AKRION, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

the Company of the Export Administration Regulations. This disclosure relates to the export by the Company from 2002 to June 2006 of parts for use in systems the Company manufactured. Violations of the regulations can produce a range of penalties. The Company is in the process of discussing these exports with BIS and expects to make additional filings with that agency. Although no settlement amount or terms have been discussed, the Company has reserved $350,000 in 2006 to cover costs, including potential penalties, related to this issue. Discussions with BIS are in the preliminary stage. BIS retains significant discretion in setting any penalty and any settlement may exceed the amount the Company has accrued.

23. Supplemental Cash Flow Information

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cash paid for interest	$731,854	$1,322,420	$2,494,646	$374,594	$739,375
Cash paid for income taxes	41,621	46,299	128,475	21,444	27,725
Issuance of warrants	483,807	290,441	394,764	—	—
Issuance of common stock for notes	—	4,217,789	—	—	—
Accrued interest converted to principal	—	1,056,843	6,190,090	1,587,597	1,240,576
Note issued for purchase of business			3,000,000	—	—
Issuance of common membership units for guarantee	383,167	—	—	—	—
Assets acquired under capital lease	95,808	—	—	—	—
Acquisition costs in accounts payable	333,963	—	—	—	—
Westar Capital accrued royalty	1,765,049	1,093,013	1,272,290	495,537	362,682
Piper Holdings accrued royalty	—	—	—	—	475,095

24. Litigation

In August 2006, the Company settled a claim filed by FSI International, Inc. alleging the Company failed to pay for certain delivered and undelivered goods. The settlement amount was $348,000.

During 2006, the Company filed an infringement lawsuit against Prosys Systems Inc. related a number of its megasonic processing technology patents. Prosys has filed a counter suit. The Company does not believe this will result in a material adverse effect on the Company’s financial position and results of operations.

The Company is subject to claims arising, from time-to-time, in the ordinary course of business. Other claims, although presently unasserted, may also be raised in the future based on decisions made and certain actions taken and the reporting thereof. Management believes the ultimate resolution of all such claims will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of SCP Global Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of SCP Global Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, on October 1, 2004 the Company discontinued operations of its Germany segment. These results are presented as discontinued operations in the accompanying consolidated statements of operations. Also discussed in Note 4, on July 1, 2005 the Company entered into an agreement to sell their Emersion intellectual property and discontinued the development and manufacturing of surface preparation semiconductor equipment.

As discussed in Note 15, on July 7, 2005 an agreement was reached with the common stockholder to repurchase his outstanding common stock, to terminate his board of director position, and various other employment and lease matters.

/s/ Deloitte & Touche LLP

Boise, Idaho

June 9, 2006

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Balance Sheets

As of December 31, 2005 and 2004

(Dollar and share amounts in thousands, except per share amounts)

	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,424	$6,132
Short-term investments (restricted cash)	439	883
Trade accounts receivable—net of allowance for doubtful accounts of $243 in 2005 and $164 in 2004	5,900	8,750
Advance billings receivable	403	7,724
Inventories—equipment awaiting customer acceptance	4,962	31,797
Inventories—other	10,290	13,260
Deferred tax assets	—	3,670
Prepaid expenses and other assets	301	2,607

Total current assets	38,719	74,823

PROPERTY AND EQUIPMENT:
Equipment	21,126	24,626
Furniture and fixtures	5,708	6,526
Leasehold improvements	7,632	7,643

	34,466	38,795
Less accumulated depreciation	(29,129)	(27,308)

Property and equipment—net	5,337	11,487
LONG-TERM RECEIVABLES AND OTHER ASSETS	268	1,089
GOODWILL	—	1,788

TOTAL ASSETS	$44,324	$89,187

	2005	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$150	$3,785
Accounts payable and accrued liabilities	9,685	22,029
Advance billings—equipment awaiting customer acceptance	7,515	39,085
Advance billings—other	156	7,553

Total current liabilities	17,506	72,452
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	736	2,765
ADVANCE BILLINGS AND OTHER LONG-TERM LIABILITIES	—	618

Total liabilities	18,242	75,835

STOCKHOLDERS’ EQUITY:
Series A redeemable preferred stock, $.001 par value, 6,666 shares authorized, issued and outstanding	7	7

Series B redeemable preferred stock, $.001 par value, 1,000 shares authorized, issued and outstanding	1	1
Common stock, $.001 par value, 12,000 shares authorized, 2,813 shares issued in 2004	—	3
Additional paid-in capital	60,930	60,928
Retained deficit	(35,690)	(48,630)
Cumulative translation adjustment	834	1,043

Total stockholders’ equity	26,082	13,352

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$44,324	$89,187

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar amounts in thousands)

	2005	2004	2003
NET SALES	$49,838	$75,539	$53,966
COST OF SALES	30,960	60,565	48,555

GROSS PROFIT	18,878	14,974	5,411

OPERATING EXPENSES (GAINS):
Marketing and selling	6,548	9,776	9,291
Research and development	6,707	15,432	14,911
Administrative	7,176	8,844	10,125
Goodwill impairment	1,788	—	—
Gain on sale of Emersion intellectual property	(20,130)	—	—
Unusual charges	5,296	2,949	2,938
Other—net	(785)	(826)	108

Total operating expenses—net	6,600	36,175	37,373

OPERATING INCOME (LOSS)	12,278	(21,201)	(31,962)

OTHER INCOME (EXPENSE):
Interest expense	(240)	(552)	(279)
Interest income	458	205	248

Total other income (expense)	218	(347)	(31)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST, INCOME (LOSS) FROM DISCONTINUED OPERATIONS, AND EXTRAORDINARY GAIN	12,496	(21,548)	(31,993)
INCOME TAX (PROVISION) BENEFIT	(3,974)	4,403	(115)
MINORITY INTEREST IN EARNINGS	—	21	(70)

NET INCOME (LOSS) BEFORE INCOME (LOSS) FROM DISCONTINUED OPERATIONS AND EXTRAORDINARY GAIN	8,522	(17,124)	(32,178)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	4,418	(5,986)	(3,915)
EXTRAORDINARY GAIN (Net of tax of $941)	—	3,666	—

NET INCOME (LOSS)	$12,940	$(19,444)	$(36,093)

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands)

	Old Common Stock			New Common Stock		Treasury Stock		Redeemable Preferred Stock		Redeemable Preferred Stock		Additional Paid In Capital	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Total Stockholders’ Equity	Other Comprehensive Income
								Series A		Series B
	Shares	Amount		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—January 1, 2003	30,000		$3									$5,292	$7,682	$6	$12,983
Recapitalization of common stock	(30,000)		(3)	2,813	$3
Issuance of preferred stock								6,666	$7	1,000	$1	59,992			60,000
Direct costs of stock issue												(4,356)			(4,356)
Net loss													(36,093)		(36,093)	$(36,093)
Distributions to stockholder													(1,050)		(1,050)
Translation adjustments														1,315	1,315	1,315

Balance—December 31, 2003				2,813	3			6,666	7	1,000	1	60,928	(29,461)	1,321	32,799	$(34,778)

Net loss													(19,444)		(19,444)	$(19,444)
Adjustment to distributions to stockholder													275		275
Translation adjustments														(278)	(278)	(278)

Balance—December 31, 2004				2,813	3			6,666	7	1,000	1	60,928	(48,630)	1,043	13,352	$(19,722)

Net income													12,940		12,940	$12,940
Repurchase of common stock						(2,813)	$(3)					2			(1)
Translation adjustments														(209)	(209)	(209)

Bala0nce—December 31, 2005		$		2,813	$3	(2,813)	$(3)	6,666	$7	1,000	$1	$60,930	$(35,690)	$834	$26,082	$12,731

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar amounts in thousands)

	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$12,940	$(19,444)	$(36,093)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	2,873	3,969	4,440
Impairment of goodwill	1,788	—	—
Impairment of property and equipment	3,531	—	—
Gain on sale of Emersion intellectual property	(20,130)	—	—
Net (gain) loss on disposals of property and equipment	(15)	(176)	650
Minority interest in earnings	—	(21)	70
Deferred taxes	3,670	(3,670)	—
Changes in assets and liabilities, net of business acquisition:
Inventories	28,005	27,427	46,185
Trade accounts receivable	5,098	(6,076)	845
Advance billings receivable	5,823	2,850	3,517
Advance billings payable	(38,967)	(8,689)	(42,692)
Accounts payable and accrued liabilities	(14,137)	(12,568)	223
Other	2,372	3,075	1,189

Net cash used in operating activities	(7,149)	(13,323)	(21,666)

Cash flows from investing activities:
Proceeds from sale of Emersion intellectual property	23,000	—	—
Release of (increase in) restricted cash	444	(883)	—
Business acquisition	—	—	(204)
Purchase of property and equipment	(145)	(223)	(518)
Proceeds from sales of property and equipment	15	234	57

Net cash provided by (used in) investing activities	23,314	(872)	(665)

Cash flows from financing activities:
Net repayments on revolving credit lines	(1,687)	(1,016)	(5,373)
Repayments on long-term debt	(3,757)	—	—
Repayments on capital leases	(220)	(209)	(8,355)
Purchase of minority interest	—	(129)	—
Proceeds from issuance of preferred stock	—	—	60,000
Direct costs of stock issue	—	—	(4,291)
Purchase of common stock	(1)	—	—
Return (distributions) to stockholder	—	275	(1,050)

Net cash used in financing activities	(5,665)	(1,079)	40,931

Effect of exchange rate changes on cash and cash equivalents	(208)	(278)	1,315

Net increase (decrease) in cash and cash equivalents	10,292	(15,552)	19,915
Cash and cash equivalents—Beginning of year	6,132	21,684	1,769

Cash and cash equivalents—End of year	$16,424	$6,132	$21,684

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

1. BUSINESS DESCRIPTION, RECAPITALIZATION, AND BASIS OF PRESENTATION

SCP Global Technologies, Inc. and its subsidiaries (the “Company”) assembles, tests, services and provides parts for surface preparation technology and systems for the semiconductor and related industries. Previously the Company also developed, manufactured, and delivered surface preparation technology and systems, which the Company discontinued concurrent with the sale of its Emersion intellectual property (see Note 4).

The Company is a Delaware C Corporation created in February 2003 to facilitate a venture capital equity financing transaction on March 17, 2003, which resulted in a $50,000 investment from two venture capital firms. In anticipation of the financing, the assets and liabilities of the semiconductor manufacturing segment of a predecessor Idaho S Corporation, also named SCP Global Technologies, Inc. (“SCP-Idaho”) were transferred to the Company in exchange for all of the issued and outstanding common stock of the Company.

The Company issued 6,666 shares of Series A Preferred Stock in exchange for the $50,000 investment. The transfer and preferred stock issuance were accounted for as a recapitalization of the business of SCP-Idaho, with no change in the accounting basis of the net assets of SCP-Idaho. The outstanding options of SCP-Idaho were converted to options of the Company and the shares and exercise price were adjusted to reflect this conversion. The effect of the transfer and recapitalization resulted in SCP-Idaho owning 28% of total equity (100% of common stock) of the Company. Proceeds from the stock issuance were used to pay off debt, pay transaction costs and for general working capital needs.

Principles of Consolidation and Basis of Presentation—As of December 31, 2005, the consolidated financial statements include the accounts of SCP Global Technologies, Inc. and its wholly-owned consolidated subsidiaries of SCP U.S., Inc., and SCP International Netherlands B.V. (“SCP Netherlands”), which is made up of its wholly-owned subsidiaries of SCP Sales & Support Centre Europe GmbH, SCP France SARL, SCP Global Technologies Ireland Limited, SCP Global Technologies Israel Ltd. (“SCP Israel”), SCP Korea YH (“SCP Korea”), SCP Global Technologies Taiwan Ltd. (“SCP Taiwan”), SCP Global Technologies Asia, PTE Ltd. (“SCP Asia”), and SCP Cayman, Ltd., which is made up of its wholly-owned subsidiary of SCP Germany GmbH (“SCP Germany”). SCP Cayman Ltd. is expected to be liquidated in 2006 and SCP Germany will become a wholly-owned subsidiary of SCP Netherlands.

On December 21, 2004, SCP Netherlands acquired the outstanding minority interest (49.99%) in SCP Asia.

All material intercompany accounts and transactions are eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expense during the reporting period. Significant estimates include product warranties, valuation allowance for deferred tax assets, excess and obsolete inventory, allowance for doubtful accounts, and reserves for contingencies. The Company estimates these liabilities and reserves using historical and projected data. Actual results could differ materially from those estimates.

Segment Information—Prior to 2004, the Company operated in two reportable segments: SCP US and SCP Germany and reported segment information in accordance with Statement of Financial Accounting Standards

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

(“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. SCP US operated primarily from facilities in Boise, Idaho, USA and SCP Germany operated primarily from facilities in Pliezhausen, Germany.

In 2004, the Company announced its plan to close SCP Germany (see Note 4). As a result of this closure, the Company presents only one reportable segment and presents the operations of SCP Germany as discontinued operations.

Cash and Cash Equivalents—Cash equivalents include highly liquid short-term investments with remaining maturities of three months or less at the date of acquisition.

Cash on hand with SCP Germany is restricted in compliance with local liquidation laws. The amount of restricted cash at SCP Germany at December 31, 2005 and 2004 was $439 and $883, respectively, and is reported as short-term investments. This restricted cash will become available for use in normal operations once SCP Germany finalizes its closure under local liquidation laws, which is expected to occur in 2006.

Concentrations of Credit Risk—Concentrations of credit risk with respect to trade accounts receivable and advanced billings receivable are believed to be limited due to the character of the obligors and the Company’s credit evaluation process. Ten percent or more of net sales or trade receivables were derived from certain customers as follows for the years ended December 31:

	2005		2004		2003
	Sales	Receivables	Sales	Receivables	Sales
Customer 1	22%	11%	15%	12%
Customer 2	10%
Customer 3				11%
Customer 4				11%
Customer 5					27%
Customer 6					18%

The Company limits its credit exposure by utilizing financial institutions evaluated as highly creditworthy. At December 31, 2005 and 2004, $14,612 and $5,639, respectively, of the Company’s cash and cash equivalents balance exceeded the insurance level of the depository institutions holding such cash.

Financial Instruments—Amounts reported as cash equivalents, receivables, other assets, accounts payable, and accrued liabilities approximate fair value due to their short-term maturities. The reported carrying value of the revolving credit line and the term note payable as of December 31, 2004 approximates fair value; these amounts were re-paid in 2005. The estimated fair values and carrying amounts of the capital lease obligations are as follows as of December 31:

	2005	2004
Fair value	$816	$1,069
Carrying amount	$886	$1,106

The fair value estimates were based on market interest rates and other market information available to management as of each balance sheet date presented. The use of different assumptions could have a material effect on the estimated fair value amounts.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

Allowance for doubtful accounts—Trade accounts receivable is reduced by the estimated allowance for doubtful accounts. The allowance is estimated based on specific collection experience with each of its customers.

Inventories—Inventories are stated at the lower of cost (determined using the weighted-average method) or market. Inventories consist of materials used in the servicing of surface preparation semiconductor equipment. The semiconductor equipment industry is highly cyclical and characterized by rapid and ongoing technological changes. The Company has reduced the cost of excess and obsolete inventory to its estimated net realizable value based on its historical usage.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using straight-line and declining balance methods over estimated useful lives of 3 to 10 years for equipment and 3 to 7 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. The cost and accumulated depreciation of assets sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in results of operations. Depreciation expense was $2,868, $3,966 and $4,437 in 2005, 2004 and 2003, respectively.

The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. The Company reviews the recorded value of long-lived assets for impairment whenever events and circumstances indicate that the recorded value of an asset may not be recoverable (see Note 4 for divestiture that occurred in 2005).

Goodwill—In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews its goodwill for impairment annually on December 31 or more frequently if circumstances indicate potential impairment (see Note 4 for divestiture that occurred in 2005).

Stock-Based Compensation—SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, encourages a fair value-based accounting method for stock-based compensation. As permitted by SFAS No. 123, the Company adopted its disclosure only requirements and continues to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, as interpreted by Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 44, Accounting for Certain Transactions Involving Stock Compensation, and various Emerging Issues Task Force issues. If the fair value-based accounting method was utilized for stock-based compensation, the Company’s pro forma net earnings would have been as follows for the years ended December 31:

	2005	2004	2003
Net income (loss)	$12,940	$(19,444)	$(36,093)
Add stock-based compensation expense included in reported net earnings	9	—	—
Deduct stock-based compensation expense determined under fair value-based method	(32)	(178)	(36)

Pro forma net income (loss)	$12,917	$(19,622)	$(36,129)

For more information on the method and assumptions used in determining the fair value of stock-based compensation, see Note 12.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

Revenue Recognition—The Company adheres to the revenue recognition standards contained in Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition. As such, the Company recognizes revenue from the sale of equipment upon acceptance which is evidenced by a written certificate or otherwise agreed to by the customer. The Company recognizes revenue from sales of spare parts upon shipment and reserves for estimated returns of spare parts. Service revenue is recognized ratably over the period of the related contract. The Company capitalizes incremental direct commission costs related to the sale of tools and expenses such costs at the time revenue is recognized. Discounts provided to customers are recorded by the Company as a reduction to sales. Advance billings payable consist of billings to customers in advance of product acceptance and service performance. Advance billings receivable consist of amounts to be collected from the customer upon product acceptance. The Company sells certain software in conjunction with its equipment, but not separately. The software is considered incidental to the function of the equipment and no separate accounting is required in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition.

Research and Development—The Company expenses all research and development activities as incurred except for capital assets acquired or constructed in connection with research and development efforts which are capitalized and depreciated as research and development expense over their estimated useful lives.

Foreign Currency—The functional currency for the Company’s foreign operations is the Euro except for SCP Korea where the functional currency is the Korean Won, SCP Israel where the functional currency is the United States Dollar, SCP Taiwan where the functional currency is the New Taiwanese Dollar and SCP Asia where the functional currency is the Singapore dollar. All assets and liabilities of the foreign subsidiaries with foreign functional currency are translated using exchange rates in effect at the end of the period and revenues and costs are translated using average exchange rates for the period. The resulting translation adjustments are presented as a cumulative translation adjustment in stockholders’ equity.

Advertising—Advertising costs are expensed in the year incurred. Advertising expense was $41, $460 and $334 in 2005, 2004 and 2003, respectively.

Income Taxes—The Company provides for income taxes during the year in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be settled or realized.

Recently Adopted and New Accounting Pronouncements—In May 2003 the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), which under previous guidance could be accounted for as equity. For a nonpublic entity, SFAS No. 150 is effective for existing or new financial instruments for fiscal periods beginning after December 15, 2004. The Company’s adoption of this standard did not have a material effect on its financial position.

In November 2004 the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that inventory costs that are “abnormal” are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of “abnormal” costs to include costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15,

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

2005. The Company does not expect the adoption of this standard will have a material effect on its financial position or results of operations.

In December 2004 the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB No. 25. This statement is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company does not expect the adoption of this standard will have a material effect on its financial position or results of operations.

In December 2004 the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard will have a material effect on its financial position or results of operations.

In May 2005 the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application as the required method for reporting a change in accounting principle, unless impracticable or unless a pronouncement includes alternative transition provisions. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. This statement carries forward the guidance in APB No. 20, Accounting Changes, for the reporting of a correction of an error and a change in accounting estimate. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Reclassifications—Certain immaterial reclassifications of previously reported amounts have been made to conform to current year classifications.

3. ACQUISITION

During 2003 the Company purchased certain assets and liabilities of the Wet Products Division of Mattson Technology, Inc., including a German subsidiary, Mattson Wet Products GmbH and renamed SCP Germany GmbH, (the “Mattson Acquisition”) for $204 plus an earn-out provision. The earn-out provision was based on 10% of the sales price of certain tools shipped during 2004 and 2003, up to an aggregate maximum of $5,000 and was earned upon receipt of payments from customers. The accrued earn-out liability as of December 31, 2004 was $2,934 and final payment was made in 2005.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

The Mattson Acquisition resulted in no recognition of goodwill. On February 18, 2004, subsequent to the purchase and during the allocation period, the Company settled two patent infringement lawsuits related to the Mattson Acquisition and granted a patent license to the third party in exchange for $4,000. Under the terms of the agreement the third party paid the Company $2,500 during 2004, $750 during 2005, and $750 during 2006. The Company released the third party from past infringement and granted a limited license to the third party for certain patents. The third party agreed to supply the Company’s customers with certain of its patented technology. The Company recorded an extraordinary gain in accordance with SFAS No. 141, Business Combinations, based on the fair value of the settlement using an imputed interest rate. Amounts due from the third party are recorded as trade accounts receivable.

4. DISCONTINUED OPERATIONS, DIVESTITURE, AND RESTRUCTURING ACTIVITIES

Discontinued Operations—In May of 2004, after the allocation period was completed for the Mattson Acquisition, the Board of Directors approved the discontinuation of operations of SCP Germany. The decision to close SCP Germany resulted from a combination of low semiconductor industry demand, coupled with less than optimum product designs and high plant fixed costs. The discontinuation of operations included terminating all of SCP Germany’s 180 employees, discontinuing certain product lines, closing the manufacturing facility, consolidating manufacturing in Boise, and selling assets and satisfying remaining liabilities. Costs associated with the closure amounted to $4,600 of severance related expense and $2,900 related to the plant closure and contract cancellations. Accrued severance at December 31, 2005 and 2004 was $0 and $1,042, respectively.

In accordance with German legal requirements, SCP Germany GmbH became SCP Germany GmbH in Liquidation as of October 1, 2004. SCP Germany GmbH in Liquidation will continue to collect receivables and pay outstanding liabilities until fully liquidated. At that time, the entity will cease to exist. Summary of operating results for the discontinued operations are as follows for the years ended December 31:

	2005	2004	2003
Net sales	$20,995	$28,190	$53,276
Cost of sales	17,395	23,378	43,480

Gross profit	3,600	4,812	9,796
Net operating gains (expenses)	818	(12,259)	(13,711)
Gain on disposals	—	1,461	—

Income (loss) from discontinued operations	$4,418	$(5,986)	$(3,915)

Summarized balance sheet information for the discontinued operations are as follows at December 31:

	2005	2004
Current assets	$4,312	$25,766
Other assets	—	21

Total assets	4,312	25,787
Current liabilities	(2,720)	(28,963)

Net assets (liabilities) of discontinued operations	$1,592	$(3,176)

Divestiture—On July 1, 2005, the Company entered into an agreement to sell its Emersion intellectual property, including related license rights, and research and development inventory, to Applied Materials in

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

exchange for $23,000 in cash. The proceeds of the transaction have been used to retire the term notes payable, the revolving credit line, and the Mattson earn-out provision (see Notes 3 and 9). Total gain from the transaction was $20,130 in 2005. In conjunction with the transaction, the Company signed an agreement with Applied Materials to sublease one of the Company’s buildings, to the use of the Company’s clean room for testing purposes, and to receive various support and administrative services from the Company, on a cost reimbursement basis with an agreed-upon mark-up for labor costs. During 2005, the Company recorded other income, net of expenses, of $142 related to these support services.

Restructuring Activities—Concurrent with the above transaction, the Company discontinued the development and manufacturing of surface preparation semiconductor equipment. This resulted in the Company no longer utilizing its research and development lab, which includes a clean room and support equipment. Consequently, the Company recorded an impairment charge of $3,531 (reported as unusual charges in the consolidated statement of operations) based on the lab’s carrying value less quoted market prices for certain equipment (see Note 11).

Originally, the Company’s goodwill resulted from business activities related to the development and manufacturing of surface preparation semiconductor equipment. The Company does not expect to have significant future cash flows from these activities going forward. Therefore, in 2005, the Company recorded an impairment charge for the goodwill’s carrying value of $1,788.

During 2005, the Company initiated an employee reduction program that resulted in charges of $1,490 in severance (reported as unusual charges in the consolidated statement of operations, see Note 11), which includes $62 remaining to be paid during 2006 and recorded as accrued liabilities at December 31, 2005.

The Company also implemented a retention program for those employees it wished to retain through the restructuring period that will result in estimated payments of $761 with a payment of $636 made in February 2006 and a final payment of $125 expected to be paid in July 2006. The retention program resulted in a charge of $602 during 2005 (classified consistently with the employee salaries and as cost of sales and operating expenses, as appropriate).

5. ASSET RETIREMENT OBLIGATION

During 2004, the Company determined it had an asset retirement obligation as of January 1, 2004, associated with a clean room facility currently located in the building. The Company agreed to restore the building to its original state at the end of the lease (December 31, 2006), and recorded the fair market value of the obligation in accordance with SFAS No. 143, Asset Retirement Obligations, as amended by FIN 47, Accounting for Conditional Asset Retirement Obligations. During 2005, the Company revised its estimate based on updated quoted market prices. The liability changed as follows:

Liability incurred—January 1, 2004	$208
Accretion expense	27

Balance—December 31, 2004	235
Revisions in estimate	71
Accretion expense	8

Balance—December 31, 2005	$314

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

The obligation is classified as other long-term liabilities at December 31, 2004 and as accrued liabilities at December 31, 2005 based on the expiration of the lease on December 31, 2006.

6. SUPPLEMENTAL BALANCE SHEET INFORMATION

The following is supplemental balance sheet information at December 31:

	2005	2004
Inventories—other:
Raw materials	$8,100	$11,020
Work-in-process	2,190	2,240

	$10,290	$13,260

Accounts payable and accrued liabilities:
Accounts payable	$2,890	$4,123
Accrued salaries, wages, and benefits	1,791	1,960
Product warranties	2,681	6,856
Mattson earn-out	—	2,934
Common stockholder settlement	—	2,335
Other	2,323	3,821

	$9,685	$22,029

The remaining balance of other accrued liabilities consists primarily of property taxes, professional fees, interest, and other costs.

7. SUPPLEMENTAL CASH FLOW INFORMATION

Selected cash payments were as follows for the years ended December 31:

	2005	2004	2003
Interest paid	$241	$558	$307
Income taxes paid—net of refunds	$324	$410	$249
Noncash investing and financing activities—Equipment acquired with capital lease	$—	$—	$1,471

8. PRODUCT WARRANTIES

The Company provides warranty on new tools, spare parts, and service work performed. New tool warranties (parts and labor) generally range from 1 to 2 years after acceptance of the tools. The tools are warranted to be free from defects in material and workmanship. Spare parts warranties range from three months to one year and the parts are warranted to be free from defects in material and workmanship. Service work is warranted for one year from completion of the work performed and to be free from defects in material and workmanship.

The Company estimates its warranty reserve based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Included in the Company’s warranty reserve are

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

costs for limited warranties and extended warranty coverage. Future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty reserve is reviewed quarterly in order to reflect the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. The following table summarizes product warranty activity recorded for the year ended December 31, 2005:

Beginning balance	$6,856
Warranties issued	896
Reductions	(4,411)
Change in estimate	(660)

Ending balance	$2,681

Product warranties are included in accrued liabilities in the consolidated balance sheets.

9. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

At December 31, 2004, the Company had an outstanding term note with a customer and a balance on its revolving credit line from a commercial bank. In July 2005, the Company repaid these amounts from the proceeds of the Emersion intellectual property transaction (see Note 4) and the revolving credit line was terminated.

The Company entered into an eight-year capital lease for equipment in 2003. The asset was recorded at the present value of minimum lease payments totaling $1,256. Accumulated amortization on the equipment lease was $421 and $264 at December 31, 2005 and 2004, respectively.

The Company entered into a three-year capital lease for software in 2003. The asset was recorded at the present value of minimum lease payments totaling $215. Accumulated amortization on the software leases was $215 and $144 at December 31, 2005 and 2004, respectively.

Outstanding balances are as follows at December 31:

	2005	2004
Term notes payable	$—	$3,757
Revolving credit line	—	1,687
Capital leases	886	1,106

	886	6,550
Less current portion	(150)	(3,785)

	$736	$2,765

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

The future noncancelable minimum lease payments on the capital lease outstanding on December 31, 2005 are as follows:

Years ending December 31:
2006	$187
2007	187
2008	187
2009	187
2010	187
Thereafter	63

Total minimum obligations	998
Amount representing interest	(112)

Present value of minimum obligations	$886

10. STOCKHOLDERS’ EQUITY

In July 2005, the Company repurchased all of the outstanding common stock from its common stockholder. See Note 15 related to transactions with the former common stockholder.

On March 17, 2003, the Certificate of Incorporation was amended in order to facilitate the equity financing transaction and issuance of Series A preferred stock discussed in Note 1. On August 14, 2003, the Certificate of Incorporation was further amended to facilitate a second equity investment of $10,000 from a private investor and the issuance of Series B preferred stock. Significant terms of the preferred stock are as follows:

•	The original issue price is $7.50 per share for Series A and $10.00 per share for Series B.

•

Holders of preferred stock are entitled to annual non-cumulative dividends of 8% of the original issue price if declared by the Board of Directors. No dividends were declared during 2005, 2004 or 2003.

•

Upon the request of at least two-thirds of the preferred stockholders, the preferred shares become redeemable after March 31, 2006. Redemption amounts are limited to one-third of the outstanding shares prior to March 31, 2007, and two-thirds of the outstanding shares prior to March 31, 2008. The cash redemption amount for Series A shares is $7.50 for redemptions between March 31, 2006 and March 30, 2007, $9.38 for redemptions between March 31, 2007 and March 30, 2008, and $11.25 for redemptions on or after March 31, 2008. The cash redemption amount for Series B shares is $10.00 for redemptions between March 31, 2006 and August 30, 2007, $12.50 for redemptions between August 31, 2007 and August 30, 2008, and $15.00 for redemptions on or after August 31, 2008. Additionally, any dividends declared but unpaid are due upon redemption. The preferred stockholders have not yet requested a cash redemption.

•

In the event of liquidation, closing, acquisition, or sale of the Company, preferred stockholders shall be entitled to receive a distribution equal to their proportional holding. The Series A dividend adjustment amount is the lesser of $7.50 or the amount determined by multiplying $1.50 by the number of days from March 17, 2003 to the liquidation event and dividing by 365. The Series B dividend adjustment amount is the lesser of $10.00 or the amount determined by multiplying $2.00 by the number of days from August 14, 2003 to the liquidation event and dividing by 365.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

•

Each share of preferred stock may be converted at the holder’s option, at any time, into one share of common stock. Each share of preferred stock is automatically converted into one share of common stock in the event of a qualifying public offering as defined in the Company’s Certificate of Incorporation.

•

Holders of Series A and Series B preferred stock are entitled to one vote per share. The Board of Directors is limited to seven members. The holders of Series A preferred stock may elect four members and the holders of Series B may elect three members.

•	Certain transactions require the approval of preferred stockholders.

11. UNUSUAL CHARGES

Unusual charges in 2005 include the impairment of the Company’s research and development lab of $3,531, severance charges of $1,490 associated with an employee reduction program (see Note 4), and net severance and settlement charges to the former common stockholder of $275 (see Note 15).

Unusual charges in 2004 include a settlement with the Company’s common stockholder of $2,610 (see Note 15) and severance charges of $610 associated with reductions in workforce, offset by $271 from the settlement of a lease obligation for a building no longer occupied by the Company.

Unusual charges in 2003 include $1,309 of future net lease costs and $564 of asset impairments associated with abandoning an office building, and severance payments of $1,065 associated with reductions in workforce.

12. STOCK OPTIONS

In March 2003, the Company established the 2003 Equity Incentive Plan (the “2003 Plan”) and terminated the 2000 Stock Option Plan. In July 2004, the Company replaced the 2003 Plan with the 2004 Equity Incentive Plan (the “2004 Plan”). Options issues and outstanding under the 2003 Plan remain subject to the terms of the 2003 Plan. Options unissued and previously issued options that become unexercisable for any reason under the 2003 Plan, will be available for grant and issuance under the 2004 Plan The 2003 Plan and 2004 Plan allow the issuance of nonqualified or incentive stock options. Options are subject to terms and conditions determined by the Board of Directors. The exercise price is generally equal to the fair market value of the common stock on the date of grant or at a price determined by the Board of Directors. Stock options generally lapse ten years after issuance or 90 days after the option holder ceases to be an employee.

As of December 31, 2005, the Company had 1,020 shares of common stock reserved for issuance under the 2004 Plan. Terminated employees have 90 days to exercise vested stock options after they terminate before the vested options expire. Unvested options are forfeited at the time of termination.

The Company retired all vested and unvested options held by employees and directors as of December 27, 2005 for $9. Outstanding options at December 31, 2005 relate to terminated employees with vested shares, of which 13 options expired and 1 option was retired for $1 in February 2006.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

Option activity under the 2003 Plan and 2004 Plan is summarized as follows:

	Shares	Range of Exercise Price	Weighted- Average Exercise Price	Weighted- Average Remaining Life (Years)
Outstanding—January 1, 2003	1,247	$2.19-$4.37	$3.34	8.64
Terminated/expired	(1,247)	2.19-4.37	3.45
Granted	378	1.55	1.55
Forfeited	(20)	1.55	1.55

Outstanding—December 31, 2003	358	1.55	1.55	9.25
Exercised
Terminated/expired
Granted	709	1.55	1.55
Forfeited	(176)	1.55	1.55

Outstanding—December 31, 2004	891	1.55	1.55	9.32
Exercised		1.55	1.55
Terminated/expired	(436)	1.55	1.55
Granted		1.55	1.55
Forfeited	(441)	1.55	1.55

Outstanding—December 31, 2005	14	$1.55	$1.55	0.08

Vested shares but not exercised at December 31, 2005	14

For the options granted during 2004 and 2003, the Company determined the fair value at the date of grant using the Black-Scholes option-pricing model. The Company assumed no future dividends would be paid. The significant assumptions used to estimate the fair values of stock options for the 2004 and 2003 options granted are as follows:

	2004	2003
Average expected life (in years)	10.00	10.00
Expected volatility	0.00%	0.00%
Risk-free interest rate	4.20%	3.82%
Weighted—average fair value at grant	$0.53	$0.46

13. INCOME TAXES

Deferred income taxes are recognized for temporary differences between the consolidated financial statement and tax basis of assets and liabilities using presently enacted tax rates and laws.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

Deferred tax assets and liabilities consist of the following at December 31:

	2005	2004
Deferred tax assets (see valuation allowance below):
Inventory valuation	$3,225	$4,250
Net operating loss	17,405	20,735
Research and development credit	1,892	—
Basis in fixed assets	811	—
Warranty reserves	692	1,299
Other accrued liabilities	486	1,482
Other—net	567	569

Total deferred tax assets	25,078	28,335

Deferred tax liabilities:
Deferred revenue	(598)	(45)
Undistributed earnings of foreign subsidiaries	(847)	—
Basis in fixed assets	—	(393)

Total deferred tax liabilities	(1,445)	(438)

Net deferred tax assets	23,633	27,897
Valuation allowance	(23,633)	(24,227)

Net deferred tax assets after valuation allowance	$—	$3,670

Due to the uncertainty of income in future years, a valuation allowance is recorded in the amount of the portion of the deferred tax asset for which it is more likely than not that a tax benefit will not be realized.

At December 31, 2005 and 2004, the Company had approximately $46,896 and $59,636, respectively, of federal and state net operating losses available to offset future taxable income. The net operating loss carryforwards generally expire in 2024. The Company also has approximately $2,096 and $508 of unused tax credit carryforwards available at December 31, 2005 and 2004, respectively. These tax credit carryforwards expire in 2024. Utilization of the net operating losses and tax credit carryforwards is subject to generation of future income.

At December 31, 2005, 2004 and 2003, cumulative earnings considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $(2,015), $(4,873) and $1,693, respectively. Deferred U.S. income taxes were not included on these losses, as the Company does not plan to initiate any action that would require the consideration of U.S. income taxes on such amounts. As a result of changes in operations in 2006, the Company intends to liquidate several foreign subsidiaries in 2006 and repatriate remaining cash. Because the Company is no longer permanently reinvested in these entities, it has provided deferred taxes on the related cumulative earnings.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ materially from the amount accrued.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

Income tax expense (benefit) related to continuing operations consist of the following for the years ended December 31:

	2005	2004	2003
Current:
Federal	$203	$—	$—
State	—	—	—
Foreign	101	208	115

	304	208	115

Deferred:
Federal	3,190	(4,131)	—
State	480	(480)	—
Foreign	—	—	—

Total deferred tax liabilities (benefits)	3,670	(4,611)	—

Total	$3,974	$(4,403)	$115

The reconciliation between the federal statutory tax rate and the Company’s effective tax rate is as follows at December 31:

	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Taxes computed at statutory rate	$5,751	34.00%	$(7,326)	34.00%	$(12,233)	34.00%
State income taxes net of federal income tax benefit	452	2.67	(741)	3.44	(567)	1.58
Effect of change from S to
C Corporation					(7,191)	19.99
Excluded S Corporation operations
(pre-March 17, 2003)					1,184	(3.29)
Exclusion of permanently reinvested foreign operations	(1,542)	(9.12)	127	(0.59)	(635)	1.76
Foreign taxes paid or accrued	101	0.60	208	(0.97)	115	(0.32)
Credits and other	(194)	(1.14)	(1,027)	4.76	(429)	1.19
Valuation allowance	(594)	(3.51)	4,356	(20.21)	19,871	(55.23)

	$3,974	23.50%	$(4,403)	20.43%	$115	(0.32)%

14. EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan that is qualified under Section 401(k) of the Internal Revenue Code. Matching and profit sharing contributions to the plan may be made by the Company at the discretion of the Board of Directors. Participants vest in the matching and profit sharing contributions at the rate of 20 percent upon completion of their second year of service and 20 percent for each year of service thereafter, becoming fully vested upon six years of service. There were no contributions in 2005, 2004 or 2003.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

15. RELATED PARTIES

On July 7, 2005, an agreement was reached with the common stockholder to repurchase his outstanding common stock and to terminate his board of director position. The terms of the agreement also required the following:

•

The Company paid $2,245 to reimburse the common stockholder for certain tax obligations related to previous years, and the common stockholder waived any and all future tax claims for any year past, present or future. The Company had recorded an estimated liability of $2,610 at December 31, 2004. The difference, $365, was recorded as on offset to unusual charges in 2005.

•	The common stockholder paid the Company $275 for an excess distribution that was made in 2003. The Company recorded this transaction as of December 31, 2004.

•	The Company is to pay the common stockholder $640 of severance over two years (see Note 11). During 2005, the Company paid $234 resulting in an accrued liability of $406 at December 31, 2005.

•

The Company and the common stockholder amended the operating building lease for various terms, including a demolition and remodeling fee of $450 to be paid by the Company upon termination or expiration of the lease and releases the Company from any obligations related to damage to the building. The Company is amortizing this amount to rent expense over the remaining life of the lease.

•

The Company is to assign a related rights-lease to the common stockholder in exchange for payment of the remaining unamortized prepaid rent. The common stockholder has not yet initiated this assignment and the Company continues to amortize its prepaid rent according to its policy.

The common stockholder and a related entity owned by the common stockholder (“Related Entity”) are considered related parties during 2004 and 2003, and for the period from January 1 to July 7, 2005.

For the period from January 1 to July 7, 2005 and during 2004 and 2003, the Company purchased $400, $464, and $382, respectively, of inventory from the Related Entity. The amount due to the Related Entity at December 31, 2004 was $26.

For the period from January 1 to July 7, 2005 and during 2004 and 2003, the Company paid $160, $432, and $1,192, respectively, to the common stockholder for an operating building lease.

During 2004, the Company and the common stockholder amended the operating building lease requiring the common stockholder to pay $168 over a three-year period to the Company for a portion of its deposit held by the common stockholder. The Company did not receive its 2004 and 2005 payment for $56 each and therefore reduced its rent payments in the following years for the same amount in 2005 and 2006. The Company expects to reduce its rent payment by $56 in 2007 for the final amount due. The Company surrendered its rights to the remaining deposit of $232, which the Company is amortizing over the remaining lease term.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Dollar and share amounts in thousands, except per share amounts)

16. COMMITMENTS AND CONTINGENCIES

The Company leases buildings and equipment under noncancelable operating leases which expire at various dates from 2006 to 2016. Some leases contain purchase options and escalation clauses. The Company has provided a sublease to Applied Materials on one of its operating lease buildings (see Note 4). The future noncancelable minimum lease payments on the operating leases with terms greater than one year are as follows:

	Lease Payments	Sublease Income	Net Lease Payments
Years ending December 31:
2006	$689	$(213)	$476
2007	423		423
2008	464		464
2009	475		475
2010	481		481
Thereafter	3,770		3,770

Total minimum obligations	$6,302	$(213)	$6,089

Rent expense for these operating leases in 2005 was $794, which included payments of $714 and net of sublease income from Applied Materials of $101. Rent expense for these operating leases in 2004 was $687, which included payments of $648. Rent expense for operating leases in 2003 was $1,192.

During 2005, the Company became aware of certain errors in its export compliance program. The Company conducted an internal investigation and identified 374 violations over 5 years which the Company reported to the Bureau of Industry and Security on January 31, 2006. With the assistance of outside counsel, a review of similar cases for other companies was used to determine an estimate of the expected liability related to this matter (reported as unusual charges in the consolidated statement of operations and as accrued liabilities in the consolidated balance sheet). The final obligation related to this matter will be determined by the Bureau of Industry and Security. A date for this final assessment is undeterminable.

In 2003, a customer filed suit in Israel against that customer’s subcontractor alleging negligence in the 1999 installation activities related to a tool sold to the customer by the Company. This subcontractor in turn filed suit against the Company alleging negligence in the same installation. The suit claims damages in the amount of approximately $2,000. Management believes that there was no wrongdoing by the Company and continues to vigorously defend the claim. Based on the status of this matter, the Company cannot make an estimate of potential loss, if any.

The Company may, in the future, receive notifications alleging that its products or processes may infringe on product or process technology rights held by others. Determination that the Company has infringed on valid rights held by others could have a material adverse effect on the Company’s financial position, results of operations or cash flows and could require changes in production processes and products.

The Company is currently a party to various legal actions arising out of the normal course of business, none of which are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Balance Sheet

As of September 30, 2006 (unaudited)

(Dollar and share amounts in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,080
Restricted cash	1,659
Trade accounts receivable—net of allowance for doubtful accounts of $78	6,140
Advance billings receivable	192
Inventories	7,090
Prepaid expenses and other assets	452

Total current assets	40,613

PROPERTY AND EQUIPMENT, NET	1,262

LONG-TERM RECEIVABLES AND OTHER ASSETS	239

TOTAL ASSETS	$42,114

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$156
Accounts payable and accrued liabilities	9,391
Advance billings—equipment awaiting customer acceptance	3,215

Total current liabilities	12,762

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	618

Total liabilities	13,380

STOCKHOLDERS’ EQUITY:
Series A preferred stock, $.001 par value, 6,666 shares authorized, issued and outstanding	7
Series B preferred stock, $.001 par value, 1,000 shares authorized, issued and outstanding	1
Common stock, $.001 par value, 12,000 shares authorized, 2,813 shares issued	—
Additional paid-in capital	60,930
Accumulated deficit	(33,110)
Accumulated other comprehensive income	906

Total stockholders’ equity	28,734

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$42,114

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Statements of Operations

For the Nine Months Ended September 30, 2006 and September 30, 2005 (unaudited)

(Dollar and share amounts in thousands, except per share amounts)

	Nine Months Ended
	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
NET SALES	$33,878	$40,285
COST OF SALES	17,072	21,225

GROSS PROFIT	16,806	19,060

OPERATING EXPENSES:
Marketing and selling	2,860	5,454
Research and development	1,746	6,733
Administrative	2,892	4,504
Asset impairment and unusual charges	6,604	7,201

Total operating expenses	14,102	23,892

OPERATING (LOSS)	2,704	(4,832)

OTHER INCOME (EXPENSE):
Interest expense	(33)	(230)
Interest income	655	276
Gain on sale of Emersion intellectual property	—	20,130
Other, net	(813)	689

Total other income (expense)	(191)	20,865

INCOME (LOSS) BEFORE INCOME TAXES AND INCOME FROM DISCONTINUED OPERATIONS	2,513	16,033
INCOME TAX PROVISION	(190)	(3,932)

INCOME (LOSS) BEFORE INCOME FROM DISCONTINUED OPERATIONS	2,323	12,101
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	257	2,889

NET INCOME (LOSS)	$3,580	$14,990

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2006 and September 30, 2005 (unaudited)

(Dollar and share amounts in thousands, except per share amounts)

	Nine months ended September 30,
	2006	2005
	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(240)	$14,990
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	1,097	2,237
Impairment of goodwill	—	1,788
Impairment of property and equipment	3,952	3,531
Provision for bad debts	140	120
Gain on sale of Emersion intellectual property	—	(20,130)
Gain on sales of property and equipment	—	(3)
Deferred taxes	—	3,670
Changes in assets and liabilities:
Inventories	10,080	17,268
Trade accounts receivable	(380)	(369)
Advanced billings receivable	211	6,827
Advanced billings payable	(4,456)	(27,348)
Accounts payable and accrued liabilities	(294)	(13,398)
Other	(122)	1,937

Net cash provided by (used in) operating activities	9,988	(8,880)

Cash flows from investing activities:
Proceeds from sale of Emersion intellectual property	—	23,000
Increase in restricted cash	(1,220)	(1,093)
Purchase of property and equipment	(72)	(140)
Proceeds from sales of property and equipment	—	3

Net cash (used in) provided by investing activities	(1,292)	21,770

Cash flows from financing activities:
Net repayments on revolving credit lines	—	(1,687)
Repayments on long-term debt	—	(3,757)
Repayments on capital leases	(112)	(183)
Purchase of common stock	—	(1)

Net cash (used in) financing activities	(112)	(5,628)

Effect of exchange rate changes on cash and cash equivalents	72	(164)

Net increase in cash and cash equivalents	8,656	7,098
Cash and cash equivalents—Beginning of period	16,424	6,132

Cash and cash equivalents—End of period	$25,080	$13,230

See notes to consolidated financial statements.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2006 and September 30, 2005 (unaudited)

(Dollar and share amounts in thousands, except per share amounts)

1. BUSINESS DESCRIPTION, RECAPITALIZATION, AND BASIS OF PRESENTATION

SCP Global Technologies, Inc. and its subsidiaries (the “Company”) assembles, tests, services and provides parts for surface preparation technology and systems for the semiconductor and related industries. Previously the Company also developed, manufactured, and delivered surface preparation technology and systems, which the Company discontinued concurrent with the sale of its Emersion intellectual property.

Principles of Consolidation and Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement of financial position and operations have been included. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of SCP Global Technologies Inc. for the year ended December 31, 2005, which are included herein. The consolidated financial statements include the accounts of SCP Global Technologies, Inc. and its wholly-owned consolidated subsidiaries of SCP U.S., Inc., and SCP International Netherlands B.V. (“SCP Netherlands”), which is made up of its wholly-owned subsidiaries of SCP Sales & Support Centre Europe GmbH, SCP France SARL, SCP Global Technologies Ireland Limited, SCP Global Technologies Israel Ltd. (“SCP Israel”), SCP Korea YH (“SCP Korea”), SCP Global Technologies Taiwan Ltd. (“SCP Taiwan”), SCP Global Technologies Asia, PTE Ltd. (“SCP Asia”), and SCP Cayman, Ltd., which is made up of its wholly-owned subsidiary of SCP Germany GmbH (“SCP Germany”).

The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for future quarters or for the entire year ending December 31, 2006.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation

2. DISCONTINUED OPERATIONS, DIVESTITURE, AND RESTRUCTURING ACTIVITIES

Discontinued Operations—The decision to close SCP Germany resulted from a combination of low semiconductor industry demand, coupled with less than optimum product designs and high fixed plant costs. The discontinuation of operations included terminating all of SCP Germany’s 180 employees, discontinuing certain product lines, closing the manufacturing facility, consolidating manufacturing in the Company’s Boise, Idaho Facility, and selling assets and satisfying remaining liabilities. Costs associated with the closure amounted to $4,600 of severance related expense, all incurred and accrued in 2004.

Divestiture—On July 1, 2005, the Company entered into an agreement to sell its Emersion intellectual property, including related license rights, and research and development inventory, to Applied Materials, Inc., (“Applied Materials”) in exchange for $23,000 in cash. Total gain from the transaction was $20,130 for the nine months ended September 30, 2005.

Restructuring Activities—Concurrent with the above transaction, the Company discontinued the development and manufacturing of surface preparation semiconductor equipment. This resulted in the Company no longer utilizing its research and development lab, which included a clean room and support equipment. Consequently, the Company recorded an impairment charge of $3,531 during the 2005 period.

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Nine Months Ended September 30, 2006 and September 30, 2005 (unaudited)

(Dollar and share amounts in thousands, except per share amounts)

Originally, the Company’s goodwill resulted from business activities related to the development and manufacturing of surface preparation semiconductor equipment. The Company does not expect to have significant future cash flows from these activities going forward. Therefore, during the nine months ended September 30, 2005, the Company recorded an impairment charge for the remaining goodwill’s carrying value of $1,788.

Additionally, the Company initiated an employee reduction program that resulted in charges of $2,222 in severance for the nine month period ending September 30, 2005.

The Company also implemented a retention program for those employees it wished to retain through the restructuring period that will result in estimated payments of $761 with a payment of $636 made in February 2006 and a final payment of $125 paid in July 2006. The retention program resulted in a charge of $289 through the nine months ending September 30, 2005 (recorded along with the employee salaries as cost of sales and operating expenses, as appropriate).

3. SUPPLEMENTAL BALANCE SHEET INFORMATION

The following is supplemental balance sheet information at September 30, 2006:

Inventories—other:
Raw materials	$4,526
Work-in-process	646
Equipment awaiting customer acceptance	1,918

$7,090

Accounts payable and accrued liabilities:
Accounts payable	$1,813
Accrued salaries, wages, and benefits	2,232
Product warranties	1,469
Other	3,877

$9,391

Other accrued liabilities consists primarily of property taxes, professional fees, interest, and other costs.

4. STOCKHOLDERS’ EQUITY

In July 2005, the Company repurchased all of its outstanding common stock from its only common stockholder.

The Company has issued and outstanding Series A and B preferred stock held by private investors. Significant terms of the preferred stock are as follows:

•	The original issue price is $7.50 per share for Series A and $10.00 per share for Series B.

•

Holders of preferred stock are entitled to annual non-cumulative dividends of 8% of the original issue price if declared by the Board of Directors. No dividends were declared during the nine months ended September 30, 2006 or the nine months ended September 30, 2005.

•	Upon the request of at least two-thirds of the preferred stockholders, one-third of the preferred shares become redeemable on each of March 31, 2006, 2007, and 2008. None were redeemed through

SCP GLOBAL TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements—(Continued)

For the Nine Months Ended September 30, 2006 and September 30, 2005 (unaudited)

(Dollar and share amounts in thousands, except per share amounts)

September 30, 2006. The cash redemption amount for Series A shares is $7.50 per share for redemptions between March 31, 2006 and March 30, 2007, $9.38 per share for redemptions between March 31, 2007 and March 30, 2008, and $11.25 per share for redemptions on or after March 31, 2008. The cash redemption amount for Series B shares is $10.00 per share for redemptions between March 31, 2006 and August 30, 2007, $12.50 per share for redemptions between August 31, 2007 and August 30, 2008, and $15.00 per share for redemptions on or after August 31, 2008. Additionally, any dividends declared but unpaid are due upon redemption. The preferred stockholders have not yet requested a cash redemption.

•

In the event of liquidation, closing, acquisition, or sale of the Company, preferred stockholders shall be entitled to receive a distribution in proportion to their holdings. The Series A dividend adjustment amount is the lesser of $7.50 or the amount determined by multiplying $1.50 by the number of days from March 17, 2003 to the liquidation event and dividing by 365. The Series B dividend adjustment amount is the lesser of $10.00 or the amount determined by multiplying $2.00 by the number of days from August 14, 2003 to the liquidation event and dividing by 365.

•

Each share of preferred stock may be converted at the holder’s option, at any time, into one share of common stock. Each share of preferred stock is automatically converted into one share of common stock in the event of a qualifying public offering as defined in the Company’s Certificate of Incorporation.

•

Holders of Series A and Series B preferred stock are entitled to one vote per share. The Board of Directors is limited to seven members. The holders of Series A preferred stock may elect four members and the holders of Series B may elect three members.

•	Certain transactions require the approval of preferred stockholders.

4. SUBSEQUENT EVENT

On October 4, 2006, the Company sold the majority of its assets to and had certain liabilities assumed by Akrion SCP Acquisition Corp. Based upon the negotiated purchase price received from the buyer, the Company wrote down inventories and property and equipment by approximately $6,604.

PRO FORMA STATEMENT OF OPERATIONS

In October 2006, the Company acquired substantially all of the assets and assumed certain liabilities of SCP Global Technologies, Inc, which subsequently changed its name to Piper Holdings. The results of SCP are included in the Company’s consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company issued a $3,000,000 convertible note to Piper Holdings. The note bears interest at an annual rate of 6% and is convertible into 422,535 shares of the Company’s common stock at $7.10 per share. The Company also paid Piper Holdings $225,312 in cash, and agreed to make royalty payments to Piper Holdings for sales of spare parts by the Company for SCP systems for 15 months commencing January 1, 2007. The Company will record royalties under this agreement as additional goodwill (contingent consideration). The Company allocated $56,012 to goodwill based upon the fair value of assets and liabilities recorded as part of the purchase accounting entry. The Company adopted SFAS No. 142 effective January 1, 2002 and, accordingly, did not record goodwill amortization expense for the year ended December 31, 2006.

The accompanying unaudited pro forma statement of operations is presented in accordance with Article 11 of Regulation S-X. To prepare the unaudited pro forma condensed statement of operations, the Company’s statement of operations for the year ended December 31, 2006 has been combined with the statement of operations of SCP Global Technologies, Inc. for the period from January 1, 2006 to the date of acquisition. This method of combining the financial information for the companies is only for presentation of pro forma financial statements. The unaudited pro forma statement of operations assumes the transaction occurred on January 1, 2006. The unaudited pro forma statement of operations is subject to a number of estimates, assumptions and uncertainties and does not purport to reflect the results of operations that would have occurred had the acquisition taken place at the beginning of the period indicated, nor does it purport to reflect results of operations that will occur in the future. The unaudited pro forma statement of operations should be read together with the Company’s historical financial statements and those of SCP Global Technologies, Inc. included elsewhere in this prospectus.

P-1

AKRION, INC. AND SUBSIDIARIES

Pro Forma Condensed Statement of Operations—Unaudited

	Year Ended December 31, 2006
	Historical
	Akrion	SCP(1)	Adjustments		Pro Forma
Revenue	$80,158,045	$33,875,092	$(1,502,062	)(2)	$112,531,075
Cost of revenue	53,636,256	16,949,276	1,264,524	(3)	71,850,056

Gross profit	26,521,789	16,925,816	(2,766,586)		40,681,019

Operating expenses
Selling, general and administrative expense	14,847,215	5,623,357	(2,737,173	)(4)	17,733,399
Research and development expense	12,383,526	1,745,618	—		14,129,144
Asset impairment	—	6,604,240	—		6,604,240

Operating expenses	27,230,741	13,973,215	(2,737,173)		38,466,783

Income (loss) from operations	(708,952)	2,952,601	(29,413)		2,214,236

Other income (expense)
Interest expense	(9,973,343)	(33,404)	(136,110	)(5)	(10,142,857)
Other (expense) income, net	(43,520)	(949,733)	708,659	(6)	(284,594)
Interest income	9,933	654,785	(654,785	)(7)	9,933

Other expense, net	(10,006,930)	(328,352)	(82,236)		(10,417,518)

Income (loss) before income taxes	(10,715,882)	2,624,249	(111,649)		(8,203,282)
Provision for income taxes	61,605	167,783	—		229,388

Net income (loss)	$(10,777,487)	$2,456,466	$(111,649)		$(8,432,670)

Loss per share—basic and diluted	$(1.26)				$(0.99)

Weighted average number of shares—basic and diluted	8,532,729				8,532,729

(1)	Represents the results of SCP from January 1, 2006 through the date of acquisition in October 2006.
(2)	To add revenue of $2,520,000 for a system shipped in 2006 which would have been recognized under the Company’s revenue recognition policy, but not under SCP’s; to remove revenue of $2,537,171 recognized by SCP in 2006 for a system shipped in 2005 which would have been recognized in 2005 under the Company’s revenue recognition policy; and to remove revenue of $1,484,891 recognized by SCP in 2006 based on final acceptances of 2005 shipments.
(3)	To add cost of revenue of $1,618,633 for a system shipped in 2006 which would have been recognized under the Company’s revenue recognition policy, but not under SCP’s; to remove cost of revenue of $1,814,456 recognized by SCP in 2006 for a system shipped in 2005 which would have been recognized in 2005 under the Company’s revenue recognition policy; to remove cost of revenue of $180,057 related to final acceptances of 2005 shipments; to reduce depreciation expense in the amount of $(731,726) based on the fair value of assets as if acquired on January 1, 2006; and to make expense reclassification adjustments of $2,372,130 to conform with the Company’s presentation.
(4)	To reduce depreciation expense in the amount of $313,597 based on the fair value of assets as if acquired on January 1, 2006; and to make expense reclassification adjustments of $(2,423,576) to conform with the Company’s presentation.
(5)	Represents interest expense on the $3,000,000 note issued in connection with the acquisition of SCP as if the note were issued on January 1, 2006. The note bears interest at an annual rate of 6%.
(6)	To eliminate expenses of $350,000 for pending litigation pertaining to a liability not assumed by the Company; to eliminate facilities expenses of $362,739 related to a lease not assumed by the Company; and to make income/expense reclassification adjustments of $4,080 to conform with the Company’s presentation.
(7)	To eliminate interest income of $607,419 related to cash balances not purchased by the Company and to make income/expense reclassification adjustments of $47,366 to conform with the Company’s presentation.

P-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the fees payable to the SEC, the NASD and the Nasdaq Global Market.

SEC Registration Fee		$2,648
NASD Filing Fee		9,125

Nasdaq Global Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of ours. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that a director or officer shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, our bylaws provide that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer shall be indemnified and held harmless to the fullest extent permitted by Delaware law. The right to indemnification conferred in our bylaws also includes the right to be reimbursed for all expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Our bylaws further provide that we shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ours against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 15. Recent Sales of Unregistered Securities

Until August 2004, we were a limited liability company, at which time we converted into a corporation. Accordingly, all of our issuances of securities prior to the conversion were common or preferred membership units in the limited liability company. Upon our August 2004 conversion into a corporation, each outstanding common membership unit was converted into one share of common stock. In August 2005, we effected a 1-for-10 reverse split of our common stock. The following items give effect to this conversion and stock split.

During the three-year period preceding the date of this offering, we sold the following unregistered securities:

•

On April 14, 2005, we cancelled a warrant previously issued to ORIX Venture Finance LLC and issued a new warrant to purchase 7,092 shares of common stock at $14.10 per share in connection with our entering into an amendment to our loan with ORIX. We also issued to ORIX a warrant to purchase 21,277 shares of common stock at $14.10 per share.

•

In connection with a loan to us by Sunrise Capital Partners, L.P. of approximately $12.5 million, we issued to Sunrise Capital 2,130,000 shares of common stock on January 7, 2005 and 4,270,000 shares of common stock on July 7, 2005.

•	On August 5, 2005, we issued to PNC Bank a warrant to purchase 30,000 shares of common stock at $7.10 per share in connection with our entering into our revolving credit facility with PNC Bank.

•	On August 25, 2005, we issued to ORIX a warrant to purchase 24,648 shares of common stock at $7.10 per share in connection with our entering into an amendment to our loan with ORIX.

•	On April 26, 2006, we issued to PNC Bank a warrant to purchase 30,000 shares of common stock at $7.10 per share in connection with our entering into our revolving credit facility with PNC Bank.

•	On July 5, 2006, we issued to BHC Interim Funding II, L.P. a warrant to purchase 200,519 shares of common stock at $7.10 per share in connection with our entering into our term loan with BHC.

•

On July 26, 2006, we issued to BHC Interim Funding II, L.P. a warrant to purchase 40,104 shares of common stock at $7.10 per share in connection with our receipt of additional advances under our term loan with BHC.

The issuance of the securities described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

•	On May 10, 2005, we issued to certain key employees and our unaffiliated directors options to purchase an aggregate of 1,063,612 shares of common stock at $7.00 per share.

•	In November 2005, we issued to an employee options to purchase 10,000 shares of common stock at $7.00 per share.

•	In June and July 2006, we issued to certain newly hired employees and a promoted employee options to purchase an aggregate of 10,900 shares of common stock at $7.00 per share.

•	In November 2006, we issued to a newly hired employee options to purchase 3,647 shares of common stock at $7.00 per share.

•	On January 4, 2007, we issued to Peter Kirlin options to purchase 105,000 shares of common stock at $10.00 per share.

•

On July 9, 2007, we issued to Michael Ioannou options to purchase 175,000 shares of common stock at an exercise price equal to $12.25 per share or, if the offering is completed on or prior to December 31, 2007 and the initial public offering price is higher than $12.50, the initial public offering price.

•

On July 9, 2007, we issued to Daniel D. Marks options to purchase 85,000 shares of common stock at an exercise price equal to $12.25 per share or, if the offering is completed on or prior to December 31, 2007 and the initial public offering price is higher than $12.50, the initial public offering price.

All of these sales were made pursuant to written compensatory plans with our employees and/or directors and were made in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Title
1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Form of the specimen common stock certificate
4.2*	Registration Rights Agreement dated , 2007 by and among Akrion and the investors named therein
4.3*	Warrant Agreement dated February 11, 2004 by and between Akrion and Silicon Valley Bank
4.4*	Warrant Agreement dated April 14, 2005 by and between Akrion and ORIX Venture Finance LLC
4.5*	Warrant Agreement dated August 5, 2005 by and between Akrion and PNC Bank
4.6*	Warrant Agreement dated August 25, 2005 by and between Akrion and ORIX Venture Finance LLC
4.7*	Warrant Agreement dated April 26, 2006 by and between Akrion and PNC Bank
4.8*	Warrant Agreement dated July 5, 2006 by and between Akrion and BHC Interim Funding II, L.P.
5*	Opinion of Cozen O’Connor
10.1*	Stock Incentive Plan
10.2*	Form of Option Award Agreement
10.3	Revolving Credit and Security Agreement dated August 5, 2005 with PNC Bank, as amended
10.4	Term Loan and Security Agreement dated as of July 5, 2006 with BHC Interim Funding II, L.P., as amended
10.5	Secured Promissory Note dated March 10, 2004 in favor of Sunrise Capital Partners, L.P., as amended
10.6	Secured Promissory Note dated September 21, 2004 in favor of Sunrise Capital Partners, L.P., as amended
10.7	Secured Promissory Note dated January 7, 2005 in favor of Sunrise Capital Partners, L.P., as amended
10.8	Amended and Restated Secured Promissory Note dated April 10, 2006 in favor of Sunrise Capital Partners, L.P., as amended
10.9	Secured Promissory Note dated April 10, 2006 in favor of Sunrise Capital Partners, L.P., as amended
10.10	Secured Subordinated Convertible Promissory Note dated October 3, 2006 in favor of SCP Global Technologies, Inc.
10.11	Royalty Agreement dated March 10, 2004 by and among Akrion, Technologies, LLC and Westar Capital II, LLC

Exhibit Number	Exhibit Title
10.12

Asset Purchase Agreement dated September 12, 2006 by and among Akrion, Akrion SCP Acquisition Corp., SCP Global Technologies, Inc., SCP U.S., Inc., SCP Services, Inc., SCP IP, Inc. and SCP International Netherlands, B.V.

10.13	Registration Rights Agreement dated October 3, 2006 between Akrion and SCP Global Technologies, Inc.
10.14	Employment Agreement with James S. Molinaro dated July 10, 2007
10.15*	Employment Agreement with Michael Ioannou dated , 2007
10.16*	Employment Agreement with Daniel D. Marks dated , 2007
16	Letter re change in certifying accountant from PricewaterhouseCoopers LLP

21	Subsidiaries of Akrion

23.1	Consent of Grant Thornton LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Marshall & Stevens, Inc.

23.5*	Consent of Cozen O’Connor (included in Exhibit 5)

24**	Power of Attorney (included on signature page).

*	To be filed by amendment
**	Previously filed

(b) Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, on July 11, 2007

AKRION, INC.

By:	/S/ JAMES S. MOLINARO
Name:	James S. Molinaro
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ JAMES S. MOLINARO James S. Molinaro	Chief Executive Officer, President and Director (Principal Executive Officer)	July 11, 2007

/S/ W. JAMES WHITTLE W. James Whittle	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 11, 2007

* Peter Kirlin	Director	July 11, 2007

* Eugene W. Bernosky	Director	July 11, 2007

John W. Clark	Director

* Joseph A. Julian, Jr.	Director	July 11, 2007

* David A. Preiser	Director	July 11, 2007

* Robert Wickey	Director	July 11, 2007

*By:	/S/ W. JAMES WHITTLE
W. James Whittle
Attorney-in-Fact

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Akrion, Inc. and Subsidiaries

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Akrion, Inc. and Subsidiaries referred to in our report dated May 4, 2007 (except for note 16, as to which the date is May 14, 2007), which is included in the Registration Statement and Prospectus and incorporated by reference in Part II of this form. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

May 4, 2007 (except for note 16, as to which the date is May 14, 2007)

S-1

AKRION LLC

Schedule II—Valuation and Qualifying Accounts

As of March 31, 2007 and December 31, 2006, 2005 and 2004

(in dollars)

Column A	Column B	Column C	Column D		Column E		Column F
Description	Balance at Beginning of Period	Charged to Expense	Other		Deductions		Balance at End of Period
Year Ended December 31, 2004:
Allowance for doubtful accounts	$141,514	$260,510	$102,302	(1)	$(119,231	)(3)	$385,095
Inventory reserve	$3,275,918	$1,934,716	$1,473,913	(1)	$(188,341	)(4)	$6,496,206
Year Ended December 31, 2005:
Allowance for doubtful accounts	$385,095	$333,565			$(149,472	)(5)	$569,188
Inventory reserve	$6,496,206	$713,186			$(2,092,086	)(4)	$5,117,306
Year Ended December 31, 2006:
Allowance for doubtful accounts	$569,188	$(276,362)			$(46,527	)(6)	$246,299
Inventory reserve	$5,117,306	$796,828	$115,825	(2)	$(450,321	)(4)	$5,579,638
Three Months Ended March 31, 2007:
Allowance for doubtful accounts	$246,299	$22,659			$(18,577	)(7)	$250,381
Inventory Reserve	$5,579,638	$120,000			$(14,072	)(4)	$5,685,566

(1)	The adjustment in 2004 represents the reserves acquired in the acquisition of Verteq.
(2)	A 2006 adjustment in the amount of $115,825 represents U.S. Bureau of Industry and Security-controlled inventory belonging to Piper Holdings with the offset against Other Receivables.
(3)	$112,195 write-off of uncollectible accounts receivable; $7,036 currency translation adjustment
(4)	Write-off of inventory.
(5)	$96,800 write-off of uncollectible accounts receivable; $50,000 reclassification of reserves from accrued warranty, and $2,672 currency translation adjustment.
(6)	$47,390 write-off of uncollectible accounts receivable and ($863) currency translation adjustment.
(7)	$18,203 write-off of uncollectible accounts receivable and $374 currency translation adjustment.

Column	“C” represents the amount charged to bad debt expense.
Column	“E” represents other charges against the reserve.

S-2

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Form of the specimen common stock certificate
4.2*	Registration Rights Agreement dated , 2007 by and among Akrion and the investors named therein
4.3*	Warrant Agreement dated February 11, 2004 by and between Akrion and Silicon Valley Bank
4.4*	Warrant Agreement dated April 14, 2005 by and between Akrion and ORIX Venture Finance LLC
4.5*	Warrant Agreement dated August 5, 2005 by and between Akrion and PNC Bank
4.6*	Warrant Agreement dated August 25, 2005 by and between Akrion and ORIX Venture Finance LLC
4.7*	Warrant Agreement dated April 26, 2006 by and between Akrion and PNC Bank
4.8*	Warrant Agreement dated July 5, 2006 by and between Akrion and BHC Interim Funding II, L.P.
5*	Opinion of Cozen O’Connor
10.1*	Stock Incentive Plan
10.2*	Form of Option Award Agreement
10.3	Revolving Credit and Security Agreement dated August 5, 2005 with PNC Bank, as amended
10.4	Term Loan and Security Agreement dated as of July 5, 2006 with BHC Interim Funding II, L.P., as amended
10.5	Secured Promissory Note dated March 10, 2004 in favor of Sunrise Capital Partners, L.P., as amended
10.6	Secured Promissory Note dated September 21, 2004 in favor of Sunrise Capital Partners, L.P., as amended
10.7	Secured Promissory Note dated January 7, 2005 in favor of Sunrise Capital Partners, L.P., as amended
10.8	Amended and Restated Secured Promissory Note dated April 10, 2006 in favor of Sunrise Capital Partners, L.P., as amended
10.9	Secured Promissory Note dated April 10, 2006 in favor of Sunrise Capital Partners, L.P., as amended
10.10	Secured Subordinated Convertible Promissory Note dated October 3, 2006 in favor of SCP Global Technologies, Inc.
10.11	Royalty Agreement dated March 10, 2004 by and among Akrion, Technologies, LLC and Westar Capital II, LLC
10.12

Asset Purchase Agreement dated September 12, 2006 by and among Akrion, Akrion SCP Acquisition Corp., SCP Global Technologies, Inc., SCP U.S., Inc., SCP Services, Inc., SCP IP, Inc. and SCP International Netherlands, B.V.

10.13	Registration Rights Agreement dated October 3, 2006 between Akrion and SCP Global Technologies, Inc.
10.14	Employment Agreement with James S. Molinaro dated July 10, 2007
10.15*	Employment Agreement with Michael Ioannou dated , 2007
10.16*	Employment Agreement with Daniel D. Marks dated , 2007
16	Letter re change in certifying accountant from PricewaterhouseCoopers LLP

21	Subsidiaries of Akrion

23.1	Consent of Grant Thornton LLP

Exhibit Number	Exhibit Title

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Marshall & Stevens, Inc.

23.5*	Consent of Cozen O’Connor (included in Exhibit 5)

24**	Power of Attorney (included on signature page).

*	To be filed by amendment
**	Previously filed